Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

KB Financial Group Inc. and Subsidiaries

Page(s)
Report on Review of Condensed Consolidated Interim Financial Statements	1 - 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Comprehensive Income	4-5

Consolidated Interim Statements of Changes in Equity	6

Consolidated Interim Statements of Cash Flows	7 - 8

Notes to the Consolidated Interim Financial Statements	9

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2023, and the related consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2023, and consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2023, and a summary of material accounting policies and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

The consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2022, changes in equity and cash flows for the six-month period ended June 30, 2022 were reviewed by another auditor who expressed their review conclusion that nothing has come to their attention that causes them to believe the condensed consolidated interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting. These condensed consolidated interim financial statements that another auditor had reviewed have not reflected the adjustments described in Note 2 of the accompanying condensed consolidated interim financial statements. The accompanying comparative consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2022, changes in equity, and cash flows for the six-month period ended June 30, 2022, reflected the adjustments.

The consolidated statement of financial position as of December 31, 2022, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by another auditor who expressed an unqualified opinion on those statements on March 7, 2023. The consolidated financial statements that another auditor expressed an unqualified opinion were prepared before the adjustments described in Note 2 of Korean IFRS 1117 Insurance Contract. The consolidated statement of financial position as of December 31, 2022, presented herein for comparative purposes, has been restated to reflect the adjustments described in Note 2.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 14, 2023

This report is effective as of August 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2023 and December 31, 2022

(in millions of Korean won)

	Notes	June 30, 2023 (Unaudited)		December 31, 2022
Assets
Cash and due from financial institutions	4,6,7,31	~~W~~	31,610,850	~~W~~	32,474,750
Financial assets at fair value through profit or loss	4,6,11		74,604,619		70,092,497
Derivative financial assets	4,6,8		8,195,304		9,446,580
Loans measured at amortized cost	4,6,9,10		434,953,555		433,038,931
Financial investments	4,6,11		116,969,558		115,452,659
Investments in associates and joint ventures	12		666,893		682,670
Insurance contract assets	30		189,214		83,304
Reinsurance contract assets	30		1,529,427		1,495,966
Property and equipment			4,956,129		4,991,467
Investment property			3,505,583		3,148,340
Intangible assets			1,956,545		1,858,470
Net defined benefit assets	19		468,642		478,934
Current income tax assets			242,981		204,690
Deferred income tax assets	13,26		271,776		188,372
Assets held for sale			228,811		211,758
Other assets	4,6		25,967,859		14,815,438

Total assets		~~W~~	706,317,746	~~W~~	688,664,826

Liabilities
Financial liabilities at fair value through profit or loss	4,6,14	~~W~~	12,044,419	~~W~~	12,271,604
Derivative financial liabilities	4,6,8		7,999,757		9,509,769
Deposits	4,6,15		396,081,606		393,928,904
Borrowings	4,6,16		69,261,997		71,717,366
Debentures	4,6,17		68,260,644		68,698,203
Insurance contract liabilities	30		46,840,867		45,920,012
Reinsurance contract liabilities	30		33,791		31,728
Provisions	18		978,309		933,701
Net defined benefit liabilities	19		112,351		85,745
Current income tax liabilities			507,874		998,681
Deferred income tax liabilities	13,26		2,044,588		1,574,954
Other liabilities	4,6		44,446,638		28,849,911

Total liabilities			648,612,841		634,520,578

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			5,032,803		4,434,251
Capital surplus			16,649,233		16,940,731
Accumulated other comprehensive income	28		1,910,088		1,312,522
Retained earnings			30,853,620		28,922,272
Treasury shares			(865,837)		(836,188)

Equity attributable to shareholders of the Parent Company	20		55,670,465		52,864,146
Non-controlling interests			2,034,440		1,280,102

Total equity			57,704,905		54,144,248

Total liabilities and equity		~~W~~	706,317,746	~~W~~	688,664,826

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2023 and 2022

(in millions of Korean won, except per share amounts)

	Notes	2023 (Unaudited)				2022 (Unaudited)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	7,130,660	~~W~~	13,997,243	~~W~~	4,693,448	~~W~~	8,999,760
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			6,783,763		13,311,319		4,481,783		8,594,390
Interest income from financial instruments at fair value through profit or loss			341,149		674,626		207,412		396,149
Insurance finance interest income			5,748		11,298		4,253		9,221
Interest expense			(4,156,990)		(8,237,980)		(1,872,196)		(3,526,997)
Interest expense			(3,728,417)		(7,368,296)		(1,480,453)		(2,751,154)
Insurance finance interest expense			(428,573)		(869,684)		(391,743)		(775,843)

Net interest income	5,21		2,973,670		5,759,263		2,821,252		5,472,763

Fee and commission income			1,361,714		2,696,416		1,315,304		2,650,233
Fee and commission expense			(410,310)		(831,006)		(380,748)		(758,421)

Net fee and commission income	5,22		951,404		1,865,410		934,556		1,891,812

Insurance income			2,675,387		5,337,499		2,436,539		4,784,118
Insurance income			2,564,452		5,061,978		2,359,648		4,641,295
Reinsurance income			110,935		275,521		76,891		142,823
Insurance expense			(2,243,913)		(4,525,378)		(2,016,844)		(3,968,547)
Insurance service expense			(2,036,905)		(4,120,869)		(1,824,212)		(3,613,984)
Reinsurance expense			(207,008)		(404,509)		(192,632)		(354,563)

Net insurance income	5,30		431,474		812,121		419,695		815,571

Net gains (losses) on financial instruments at fair value through profit or loss	5,23		385,907		1,159,314		(873,267)		(1,198,796)

Other insurance finance income	30		12,881		(221,149)		380,923		655,752

Net other operating expenses	5,24		(458,084)		(718,208)		(337,849)		(754,156)

General and administrative expenses	5,19,25		(1,592,942)		(3,159,228)		(1,552,854)		(3,034,232)

Operating income before provision for credit losses	5		2,704,310		5,497,523		1,792,456		3,848,714

Provision for credit losses	5,7,9,10,18		(651,297)		(1,319,485)		(329,694)		(475,543)

Net operating income	5		2,053,013		4,178,038		1,462,762		3,373,171

Share of profit (loss) of investments in associates and joint ventures	5		6,945		4,449		(27,991)		(19,859)
Net other non-operating income (expenses)	5		(99,298)		(192,963)		220,643		221,787

Net non-operating income (expenses)			(92,353)		(188,514)		192,652		201,928

Profit before income tax expense	5		1,960,660		3,989,524		1,655,414		3,575,099

Income tax expense	5,26		(455,889)		(985,539)		(440,928)		(889,079)

Profit for the period	5		1,504,771		3,003,985		1,214,486		2,686,020

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2023 and 2022 (cont'd)

(in millions of Korean won, except per share amounts)

	Notes	2023 (Unaudited)				2022 (Unaudited)
		Three months		Six months		Three months		Six months
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	4,112		9,940	~~W~~	(21,027)		(31,712)
Share of other comprehensive loss of associates and joint ventures			—		(2)		(2)		(2)
Gains (losses) on equity securities at fair value through other comprehensive income			(13,261)		(13,371)		(499,498)		(717,299)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(610)		(50,585)		8,048		7,234

			(9,759)		(54,018)		(512,479)		(741,779)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			(23,861)		91,958		181,849		265,794
Losses on debt securities at fair value through other comprehensive income			(698,933)		826,524		(2,341,694)		(4,673,299)
Share of other comprehensive income (loss) of associates and joint ventures			2,977		(1,181)		(54)		23
Gains (losses) on cash flow hedging instruments	8		21,233		(14,232)		(6,765)		21,231
Gains (losses) on hedging instruments of net investments in foreign operations	8		(9,263)		(39,396)		(71,817)		(95,983)
Insurance finance income(expense)	30		865,039		(176,014)		2,429,526		5,115,611

			157,192		687,659		191,045		633,377

Other comprehensive income (loss) for the period, net of tax			147,433		633,641		(321,434)		(108,402)

Total comprehensive income (loss) for the period		~~W~~	1,652,204	~~W~~	3,637,626	~~W~~	893,052	~~W~~	2,577,618

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,499,056	~~W~~	2,996,687	~~W~~	1,209,951	~~W~~	2,670,523
Non-controlling interests			5,715		7,298		4,535		15,497

		~~W~~	1,504,771	~~W~~	3,003,985	~~W~~	1,214,486	~~W~~	2,686,020

Total comprehensive income (loss) for the period attributable to:
Shareholders of the Parent Company		~~W~~	1,648,002	~~W~~	3,620,720	~~W~~	881,276	~~W~~	2,546,532
Non-controlling interests			4,202		16,906		11,776		31,086

		~~W~~	1,652,204	~~W~~	3,637,626	~~W~~	893,052	~~W~~	2,577,618

Earnings per share (in Korean won)	29
Basic earnings per share		~~W~~	3,776	~~W~~	7,530	~~W~~	3,032	~~W~~	6,723
Diluted earnings per share			3,694		7,360		2,967		6,572

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2023 and 2022

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non- controlling interests		Total equity
Balance as of January 1, 2022	~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

Changes in accounting policies		—		—		—		367,477		—		748,903		—		—		1,116,380
Balance as of January 1, 2022 (After the restatement)		2,090,558		2,838,221		16,940,231		1,414,751		7,671		26,421,718		(1,136,188)		833,338		49,410,300
Comprehensive income for the period
Profit for the period		—		—		—		—		—		2,670,523		—		15,497		2,686,020
Remeasurements of net defined benefit liabilities		—		—		—		(32,132)		—		—		—		420		(31,712)
Currency translation differences		—		—		—		256,944		(7,671)		—		—		16,521		265,794
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(5,388,959)		—		(287)		—		(1,352)		(5,390,598)
Share of other comprehensive income of associates and joint ventures		—		—		—		21		—		—		—		—		21
Gains on cash flow hedging instruments		—		—		—		21,231		—		—		—		—		21,231
Losses on hedging instruments of net investments in foreign operations		—		—		—		(95,983)		—		—		—		—		(95,983)
Insurance finance income		—		—		—		5,115,611		—		—		—		—		5,115,611
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		7,234		—		—		—		—		7,234

Total comprehensive income for the period		—		—		—		(116,033)		(7,671)		2,670,236		—		31,086		2,577,618

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(853,299)		—		—		(853,299)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(194,817)		—		—		(194,817)
Issuance of hybrid securities		—		1,097,331		—		—		—		—		—		414,094		1,511,425
Dividends on hybrid securities		—		—		—		—		—		(51,184)		—		(12,950)		(64,134)
Retirement of treasury shares		—		—		—		—		—		(150,000)		150,000		—		—
Others		—		—		500		—		—		—		—		25,372		25,872

Total transactions with shareholders		—		1,097,331		500		—		—		(1,249,300)		150,000		426,516		425,047

Balance as of June 30, 2022 (Unaudited)	~~W~~	2,090,558	~~W~~	3,935,552	~~W~~	16,940,731	~~W~~	1,298,718	~~W~~	—	~~W~~	27,842,654	~~W~~	(986,188)	~~W~~	1,290,940	~~W~~	52,412,965

Balance as of January 1, 2023	~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	1,312,521	~~W~~	—	~~W~~	28,922,273	~~W~~	(836,188)	~~W~~	1,280,102	~~W~~	54,144,248

Comprehensive income for the period
Profit for the period		—		—		—		—		—		2,996,687		—		7,298		3,003,985
Remeasurements of net defined benefit liabilities		—		—		—		9,172		—		—		—		768		9,940
Currency translation differences		—		—		—		84,118		—		—		—		7,840		91,958
Losses on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		785,687		—		26,466		—		1,000		813,153
Share of other comprehensive income of associates and joint ventures		—		—		—		(1,183)		—		—		—		—		(1,183)
Gains on cash flow hedging instruments		—		—		—		(14,232)		—		—		—		—		(14,232)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(39,396)		—		—		—		—		(39,396)
Insurance finance income		—		—		—		(176,014)		—		—		—		—		(176,014)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(50,585)		—		—		—		—		(50,585)

Total comprehensive income for the period		—		—		—		597,567		—		3,023,153		—		16,906		3,637,626

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(564,970)		—		—		(564,970)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(195,967)		—		—		(195,967)
Issuance of hybrid securities		—		598,552		—		—		—		—		—		429,080		1,027,632
Dividends on hybrid securities		—		—		—		—		—		(88,773)		—		(25,921)		(114,694)
Acquisition of treasury shares												—		(271,745)				(271,745)
Retirement of treasury shares		—		—		—		—		—		(242,096)		242,096		—		—
Others		—		—		(291,498)		—		—		—		—		334,273		42,775

Total transactions with shareholders		—		598,552		(291,498)		—		—		(1,091,806)		(29,649)		737,432		(76,969)

Balance as of June 30, 2023 (Unauidted)	~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,649,233	~~W~~	1,910,088	~~W~~	—	~~W~~	30,853,620	~~W~~	(865,837)	~~W~~	2,034,440	~~W~~	57,704,905

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2023 and 2022

(in millions of Korean won)

	Notes	2023 (Unaudited)		2022 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	3,003,985	~~W~~	2,686,020

Adjustment for non-cash items
Net losses (gains) on financial assets at fair value through profit or loss			(654,528)		986,866
Net losses on derivative financial instruments for hedging purposes			39,796		147,532
Provision for credit losses			1,319,485		475,543
Net losses (gains) on financial investments			58,854		84,758
Share of loss (profit) of associates and joint ventures			(4,449)		19,859
Depreciation and amortization expense			416,864		386,944
Other net losses (gains) on property and equipment/intangible assets			129,461		(254,470)
Share-based payments			26,668		23,180
Provision for policy reserves			—		(442)
Post-employment benefits			75,878		109,313
Net interest income			(23,093)		49,732
Losses (gains) on foreign currency translation			(75,977)		(391,409)
Insurance finance income			(4,435,110)		(5,018,994)
Reinsurance finance expense			609,189		580,225
Other expenses			382,765		389,942

			(2,134,197)		(2,411,421)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(5,031,753)		3,562,503
Derivative financial instruments			(179,662)		483,560
Loans measured at fair value through other comprehensive income			(142,471)		(88,926)
Loans measured at amortized cost			(2,679,952)		(16,582,344)
Current income tax assets			(38,291)		(107,769)
Deferred income tax assets			(81,486)		57,043
Other assets			(10,127,577)		(7,424,202)
Financial liabilities at fair value through profit or loss			(701,456)		1,599,230
Deposits			1,225,865		2,705,696
Current income tax liabilities			(490,808)		269,465
Deferred income tax liabilities			269,162		(214,236)
Other liabilities			15,705,524		7,225,411
Insurance contract assets			(105,909)		(46,365)
Reinsurance contract assets			(639,700)		(437,262)
Insurance contract liabilities			5,086,743		5,210,659
Reinsurance contract liabilities			20,335		(56,151)

			2,088,564		(3,843,688)

Net cash outflow from operating activities			2,958,352		(3,569,089)

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2023 and 2022 (cont'd)

(in millions of Korean won)

	Notes	2023 (Unaudited)		2022 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for
hedging purposes			(42,853)		(51,071)
Disposal of financial asset at fair value through profit or loss			6,292,046		3,059,578
Acquisition of financial asset at fair value through profit or loss			(4,933,456)		(6,951,325)
Disposal of financial investments			24,548,005		9,738,698
Acquisition of financial investments			(23,848,677)		(15,055,290)
Disposal of investments in associates and joint ventures			45,219		77,089
Acquisition of investments in associates and joint ventures			(26,592)		(171,483)
Disposal of property and equipment			2,175		12,311
Acquisition of property and equipment			(105,557)		(90,851)
Acquisition of investment property			(122,749)		(400)
Disposal of intangible assets			388		3,672
Acquisition of intangible assets			(184,574)		(77,629)
Net cash flows from changes in ownership of subsidiaries			470,172		411,985
Others			(368,531)		763,822

Net cash outflow from investing activities			1,725,016		(8,330,894)

Cash flows from financing activities
Net cash flows from derivative financial instruments for
hedging purposes			(17,200)		11,980
Net Increase (decrease) in borrowings			(2,760,981)		8,751,889
Increase in debentures			25,904,214		33,998,941
Decrease in debentures			(27,163,902)		(30,971,862)
Decrease in other payables to trust accounts			(129,072)		(527,367)
Dividends paid			(760,936)		(1,048,116)
Issuance of hybrid securities			598,552		1,097,331
Dividends paid on hybrid securities			(88,773)		(51,184)
Acquisition of treasury shares			(271,745)		—
Redemption of principal elements of lease payments			(127,528)		(135,249)
Increase in non-controlling interests			403,159		401,144
Others			(286,774)		514,637

Net cash inflow from financing activities			(4,700,986)		12,042,144

Effect of exchange rate changes on cash and cash equivalents			39,704		183,350

Net decrease in cash and cash equivalents			22,086		325,511
Cash and cash equivalents at the beginning of the period	31		26,534,798		26,033,162

Cash and cash equivalents at the end of the period	31	~~W~~	26,556,884	~~W~~	26,358,673

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Parent Company’s share capital as of June 30, 2023, is ~~W~~2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s condensed consolidated interim financial statements for the six-month period ended June 30, 2023, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These condensed consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2023.

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023.

•	Amendments to Korean IFRS No.1117 Insurance Contract

2.1.1.1 Major Accounting Policy Changes

Korean IFRS No.1117, ‘Insurance Contracts’, which replaces Korean IFRS No.1104, ‘Insurance Contracts’, is effective for fiscal years beginning on or after January 1, 2023. The main features of Korean IFRS No.1117 are the measurement of current value of insurance liabilities, recognition of insurance revenue on an accrual basis, and separation of investment components from host insurance contract. In other words, according to Korean IFRS No.1104, insurance liabilities are measured using past information (interest rates at the time of insurance sales, etc.), and when the company receives premiums, the premiums received are recognized as insurance revenue on a cash basis. On the other hand, according to Korean IFRS No.1117, insurance liabilities are measured at current value using a discount rate that reflects assumptions and risks at the present time (reporting time), and insurance revenue reflects services provided by insurance companies to policyholders for each fiscal year. Therefore, revenue is recognized on an accrual basis, and investment components are separated from host insurance contract. When an insurance company prepares financial statements by applying Korean IFRS No.1117, significant differences from the past financial statements are as follows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

(Measurement of Insurance liabilities, etc.)

Under Korean IFRS No.1117, the Group estimates all cash flows from insurance contracts and measures the insurance liabilities using discount rate that reflects assumptions and risks at the reporting date.

In detail, the Group identifies a group and portfolio of insurance contracts that are onerous based on the possibility of becoming onerous, similar risks and managed together. The possibility of becoming onerous of insurance contracts is determined by risk adjustment for non-financial risk and the ratio of contractual service margin at the initial recognition of the insurance contract. The Group determines the minimum level of group of insurance contracts at initial recognition as unit of account; and the level of the group determined is not reassessed subsequently. The Group does not include contracts issued more than one year apart within the same group of insurance contracts, except addressed in transition clauses.

The groups of insurance contracts are measured as the sum of the estimate of future cash flows (including cash flows related to policy loans and reflecting time value of money, etc.), risk adjustment, and the contractual service margin. With the adoption of Korean IFRS No.1117, account of the contractual service margin was introduced, which means unearned profit that would be recognized by providing insurance service in the future.

Meanwhile, reinsurance contracts mean insurance contracts issued by a reinsurance company to compensate claims arising from original insurance contracts issued by other insurance companies. The groups of insurance contracts also apply assumptions consistent with the groups of original insurance contracts when estimating the present value of future cash flows for the groups of insurance contracts ceded.

(Recognition and measurement of financial performance)

Under Korean IFRS No.1117, the Group recognizes insurance revenue on an accrual basis for services (insurance coverage) provided to the policyholder by each annual reporting period, excluding investment component (refunds due to termination and maturity) to be paid to the policyholder regardless of the insured event.

The Group also includes the time value of money, financial risk and effects of their fluctuations related to the group of insurance contracts and the Group has selected accounting policy whether the insurance finance income or expenses for the periods are disaggregated to profit or loss, or other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

(Accounting policy for transition of insurance contracts)

Under transition requirements of Korean IFRS No.1117, the Group shall adjust the original cost-based measurement to current measurement by applying the fully retrospective approach, modified retrospective approach or fair value approach, for the group of insurance contracts issued before the transition date (the beginning of the annual reporting period immediately preceding initial application date of January 1, 2022).

In principle, the Group shall identify, recognize and measure (the fully retrospective approach) each group of insurance contracts as if Korean IFRS No.1117 had always applied before the transition date. If this method is impracticable, the Group can apply the modified retrospective approach or the fair value approach. However, the fair value approach can be applied even though it is possible to apply the fully retrospective approach for the group of insurance contracts with direct participation features that meet specific requirements.

Meanwhile, the modified retrospective approach is a way to obtain results very close to the fully retrospective approach by using all reasonable and supportable information available without undue cost or effort. The fair value approach is a way to measure group of insurance contracts using fair value measurements based on Korean IFRS No.1113 Fair Value Measurements. When applying the fair value approach, contractual service margin or loss component of the liability for remaining coverage at the transition date are measured as the difference between the fair value of a group of insurance contracts at that date and the fulfilment cash flows measured at that date.

KB Life Insurance Co., Ltd. applied the fully retrospective approach for the group of insurance contracts issued within three years before the transition date as of January 1, 2022 (the contracts issued from 2019 to 2021); and applied the fair value approach for the group of insurance contracts issued three years before the transition date (the contracts issued before 2019). Especially, when applying the fully retrospective approach for the group of insurance contracts that former Prudential Life Insurance Company of Korea Ltd. had, the contractual service margin thereof for initial recognition was measured applying the fair value of the business combination in accordance with Korean IFRS No. 1117 paragraph for ‘initial recognition of transfers of insurance contracts and business combinations’.

Additionally, KB Insurance Co., Ltd. applied the fully retrospective approach for the group of insurance contracts issued within four years before the transition date (the contracts issued from 2018 to 2021); and applied the fair value approach for the group of insurance contracts issued more than four years before the transition date (the contracts issued before 2018).

Under Korean IFRS No. 1117, the Group measures insurance liabilities at their present value using a discount rate that reflects assumptions and risks at current point in time (the reporting date). Generally, the general model is applied to general life insurance contracts, while the premium allocation approach is used for general non-life insurance contracts with a guaranteed period of one year or less at the initial recognition date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

Changes in major accounting policies following the application of Korean IFRS No.1117 are shown in the table below.

	Korean IFRS No.1104	Korean IFRS No.1117
Insurance liability measurement	Measured at cost using past information	Measured at current value using information at the time of reporting

Necessary to select a conversion method that adjusts the past group of insurance contracts to the current value at the date of conversion.

(Complete/modified retrospective method or fair value method applied)

Recognition of insurance revenue	Application of the cash basis in which premiums received are recognized as insurance revenue	Recognition of revenue by reflecting services provided to contractors by the Group for each fiscal year (accrual basis)

	Investment-type items such as cancellation and maturity refunds are also included in insurance income.	Investment components (cancellation, maturity refund) are excluded from insurance income

Insurance contract loan	Recognized as a separate asset	Recognition as included in insurance liabilities

Unamortized new contract costs	Unamortized new contract costs are recorded as a separate asset	Unamortized new contract costs are not separately recognized.

	Insurance liabilities are evaluated based on net insurance premiums (excluding business expenses)	Insurance liabilities are evaluated based on operating insurance premiums (including business expenses)

(Changes in the consolidated statement of financial position and consolidated statement of comprehensive income)

The effect of the change in accounting policy following the initial application of Korean IFRS No.1117 to the consolidated statement of financial position as of December 31, 2022 and the consolidated statement of comprehensive income for the six-month period ended June 30, 2022 is as follows.

When applying Korean IFRS No.1117, the Group’s assets, liabilities and equity as of December 31, 2022 are ~~W~~688,664,826 million, ~~W~~634,520,578 million, and ~~W~~54,144,248 million, respectively, and profit and total comprehensive income for the six-month period ended June 30, 2022 are ~~W~~2,686,020 million and ~~W~~2,577,618 million, respectively.

Compared to Korean IFRS No.1104, the Group’s assets and liabilities as of December 31, 2022 decreased by ~~W~~12,506,022 million and ~~W~~17,007,356 million, respectively, and its equity increased by ~~W~~4,501,334 million. Both profit and profit attributable to shareholders of the Parent Company decreased by ~~W~~86,085 million, and total comprehensive income increased by ~~W~~2,912,649 million for the six-month period ended June 30, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

1) Consolidated statement of financial position as of December 31, 2022

(In millions of Korean won)

Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Assets			Assets
Cash and due from financial institutions	~~W~~	32,063,421	Cash and due from financial institutions	~~W~~	32,474,750	~~W~~	411,329
Financial assets at fair value through profit or loss		64,935,344	Financial assets at fair value through profit or loss		70,092,497		5,157,153
Derivative financial assets		9,446,134	Derivative financial assets		9,446,580		446
Loans measured at amortized cost		436,530,502	Loans measured at amortized cost		433,038,931		(3,491,571)
Financial investments		116,588,575	Financial investments		115,452,659		(1,135,916)
Investments in associates and joint ventures		682,670	Investments in associates and joint ventures		682,670		—
			Insurance contract assets		83,304		83,304
			Reinsurance contract assets		1,495,966		1,495,966
Property and equipment		4,991,467	Property and equipment		4,991,467		—
Investment properties		3,148,340	Investment properties		3,148,340		—
Intangible assets		3,200,399	Intangible assets		1,858,470		(1,341,929)
Net defined benefit assets		478,934	Net defined benefit assets		478,934		—
Current income tax assets		204,690	Current income tax assets		204,690		—
Deferred income tax assets		251,085	Deferred income tax assets		188,372		(62,713)
Assets held for sale		211,758	Assets held for sale		211,758		—
Other assets		28,437,529	Other assets		14,815,438		(13,622,091)

Total assets	~~W~~	701,170,848	Total assets	~~W~~	688,664,826	~~W~~	(12,506,022)

Liabilities			Liabilities
Financial liabilities at fair value through profit or loss	~~W~~	12,271,604	Financial liabilities at fair value through profit or loss	~~W~~	12,271,604	~~W~~	—
Derivative financial liabilities		9,506,709	Derivative financial liabilities		9,509,769		3,060
Deposits		388,888,452	Deposits		393,928,904		5,040,452
Borrowings		71,717,366	Borrowings		71,717,366		—
Debentures		68,698,203	Debentures		68,698,203		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

1) Consolidated statement of financial position as of December 31, 2022 (cont’d)

(In millions of Korean won)

Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Liabilities			Liabilities
Insurance contract liabilities		58,230,303	Insurance contract liabilities		45,920,012		(12,310,291)
			Reinsurance contract liabilities		31,728		31,728
Provisions		968,819	Provisions		933,701		(35,118)
Net defined benefit liabilities		85,745	Net defined benefit liabilities		85,745		—
Current income tax liabilities		997,675	Current income tax liabilities		998,681		1,006
Deferred Income tax liabilities		22,693	Deferred Income tax liabilities		1,574,954		1,552,261
Other liabilities		40,140,365	Other liabilities		28,849,911		(11,290,454)

Total liabilities	~~W~~	651,527,934	Total liabilities	~~W~~	634,520,578	~~W~~	(17,007,356)

Equity			Equity
Share capital	~~W~~	2,090,558	Share capital	~~W~~	2,090,558	~~W~~	—
Hybrid securities		4,434,251	Hybrid securities		4,434,251		—
Capital surplus		16,940,731	Capital surplus		16,940,731		—
Accumulated other comprehensive income		(2,713,053)	Accumulated other comprehensive income		1,312,522		4,025,575
Retained earnings		28,446,513	Retained earnings		28,922,272		475,759
Treasury stock		(836,188)	Treasury stock		(836,188)		—
Non-controlling interests		1,280,102	Non-controlling interests		1,280,102		—

Total equity	~~W~~	49,642,914	Total equity	~~W~~	54,144,248	~~W~~	4,501,334

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

2) Consolidated statement of comprehensive income for the six-month period ended June 30, 2022

(In millions of Korean won)

Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Net interest income	~~W~~	6,295,819	Net interest income*	~~W~~	5,472,763	~~W~~	(823,056)
Interest income		9,004,851	Interest income		8,999,760		(5,091)
Interest income on financial instruments measured at fair value through other comprehensive income and amortized cost		8,633,017	Interest income on financial instruments measured at fair value through other comprehensive income and amortized cost		8,594,390		(38,627)
Interest income on financial instruments measured at fair value through profit or loss		371,834	Interest income on financial instruments measured at fair value through profit or loss		396,149		24,315
			Insurance finance interest income		9,221		9,221
Interest expenses		(2,709,032)	Interest expenses		(3,526,997)		(817,965)
Interest expenses		(2,709,032)	Interest expenses		(2,709,030)		2
			Insurance finance interest expense		(817,967)		(817,967)
Net fee and commission income		1,789,878	Net fee and commission income		1,891,812		101,934
Fee and commission income		2,648,152	Fee and commission income		2,650,233		2,081
Fee and commission expense		(858,274)	Fee and commission expense		(758,421)		99,853
Net insurance income		354,989	Insurance service result		815,571		460,582
Insurance income		8,502,813	Insurance income		4,784,118		(3,718,695)
Insurance income		8,502,813	Insurance income		4,641,295		(3,861,518)
			Reinsurance income		142,823		142,823
Insurance expense		(8,147,824)	Insurance expense		(3,968,547)		4,179,277
Insurance expense		(8,147,824)	Insurance service expense		(3,613,984)		4,533,840
			Reinsurance expense		(354,563)		(354,563)
Net gains (losses) on financial instruments at fair value through profit or loss		(145,993)	Net gains (losses) on financial instruments at fair value through profit or loss		(1,198,796)		(1,052,803)
			Other insurance finance income		655,752		655,752
Net other operating expenses		(885,445)	Net other operating expenses		(754,156)		131,289
General and administrative expenses		(3,445,904)	General and administrative expenses		(3,034,232)		411,672
Operating profit before credit loss allowance		3,963,344	Operating profit before credit loss allowance		3,848,714		(114,630)
Provision for credit losses		(461,341)	Provision for credit losses		(475,543)		(14,202)
Operating income		3,502,003	Operating income		3,373,171		(128,832)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

2) Consolidated statement of comprehensive income for the six-month period ended June 30, 2022 (cont’d)

(In millions of Korean won)

Korean IFRS No.1104		Korean IFRS No.1117		Net increase (decrease)
Net non-operating income	199,429	Net non-operating income	201,928	2,499
Share of profit of associates and joint ventures	(19,859)	Share of profit of associates and joint ventures	(19,859)	—
Net other non-operating income (expenses)	219,288	Net other non-operating income (expenses)	221,787	2,499
Profit before income tax expense	3,701,432	Profit before income tax expense	3,575,099	(126,333)
Income tax expense	(929,327)	Income tax expense	(889,079)	40,248
Profit for the period	2,772,105	Profit for the period	2,686,020	(86,085)
Other comprehensive income for the period, net of tax	(3,107,136)	Other comprehensive income for the period, net of tax	(108,402)	2,998,734
Comprehensive income that will not be reclassified to profit or loss	(741,397)	Comprehensive income that will not be reclassified to profit or loss	(741,779)	(382)
Comprehensive income that may be reclassified subsequently to profit or loss	(2,365,739)	Comprehensive income that may be reclassified subsequently to profit or loss	633,377	2,999,116
Total comprehensive income for the period	(335,031)	Total comprehensive income for the period	2,577,618	2,912,649
Profit attributable to:	2,772,105	Profit attributable to:	2,686,020	(86,085)
Shareholders of the Parent Company	2,756,608	Shareholders of the Parent Company	2,670,523	(86,085)
Non-controlling interests	15,497	Non-controlling interests	15,497	—
Total comprehensive income for the period attributable to:	(335,031)	Total comprehensive income for the period attributable to:	2,577,618	2,912,649
Shareholders of the Parent Company	(366,117)	Shareholders of the Parent Company	2,546,532	2,912,649
Non-controlling interests	31,086	Non-controlling interests	31,086	—

*	Includes insurance interest expense on insurance contract liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Disclosure of gains or losses on valuation of financial liabilities with exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. These amendments do not have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.2 Restatement of cash flow statement for the six-month period ended June 30, 2022

The Group had classified due from financial institutions with restriction to use, such as reserve requirement deposits, as due from financial institutions measured at amortized cost rather than cash and cash equivalents until September 30, 2022; however, following the IFRS Interpretations Committee’s decision that cash and cash equivalents include restricted demand deposits, some classified due from financial institutions with restriction to use, such as reserve requirement deposits, from October 1, 2022, the Group has retrospectively classified these accounts as cash and cash equivalents. The comparative consolidated statements of cash flows have been restated to reflect the changes made to retrospective application.

The effects on the consolidated statements of cash flows for the six-month period ended June 30, 2022, are as follows:

(In millions of Korean won)
	2022
Increase in changes in other assets	~~W~~	390,908
Increase in effect of exchange rate changes on cash and cash equivalents in foreign currency		127,227
Increase in beginning balance of cash and cash equivalents		16,164,813
Increase in ending balance of cash and cash equivalents		16,682,948

2.1.3 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Group has not applied.

•	Amendment of K-IFRS No.1001 “Presentation of Financial Statements” - Classification of Liabilities into Current and Non-Current, and Non-current Liabilities with Covenants

Liabilities are classified as current or non-current based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or the management’s expectations. Also, even if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. In addition, agreements that the Group must comply with after the end of the reporting period do not affect the classification of the relevant liabilities at the end of the reporting period; further, if liabilities that must comply with agreements within 12 months after the reporting period are classified as non-current liabilities as of the end of the reporting period, the entity should disclose the risk that the liabilities may be repaid within 12 months after the reporting period. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Group expects that this amendment will not have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company‘s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2022, except for the estimates used to determine income tax expense.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2022, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

Income tax expense for the interim period is measured applying the expected average annual income tax rate for the expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.‘s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.‘s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	29,033,323	~~W~~	29,912,097
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		103,568		69,469
Securities measured at fair value through profit or loss		69,927,581		65,899,397
Loans measured at fair value through profit or loss		176,945		493,562
Financial instruments indexed to the price of gold		89,012		90,006
Derivatives		8,195,304		9,446,580
Loans measured at amortized cost *		434,953,555		433,038,931
Financial investments:
Securities measured at fair value through other comprehensive income		76,856,309		76,648,353
Securities measured at amortized cost *		36,885,994		35,919,241
Loans measured at fair value through other comprehensive income		691,667		549,272
Other financial assets *		21,470,146		10,718,383

		678,383,404		662,785,291

Off-balance sheet items
Acceptances and guarantees contracts		14,050,848		12,425,753
Financial guarantee contracts		9,286,273		8,297,042
Commitments		195,746,978		188,295,902

		219,084,099		209,018,697

	~~W~~	897,467,503	~~W~~	871,803,988

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.4.1 Credit risk exposure

Credit qualities of loans as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	June 30, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	139,381,800	~~W~~	5,031,235	~~W~~	3,013	~~W~~	—	~~W~~	144,416,048
Grade 2		65,940,920		8,214,060		125,497		—		74,280,477
Grade 3		4,110,779		3,521,744		7,400		—		7,639,923
Grade 4		711,715		999,580		18,266		—		1,729,561
Grade 5		88,996		515,377		2,574,280		—		3,178,653

		210,234,210		18,281,996		2,728,456		—		231,244,662

Retail
Grade 1		161,298,495		4,043,237		10,325		—		165,352,057
Grade 2		8,384,351		3,684,646		35,863		—		12,104,860
Grade 3		5,061,029		1,492,902		26,907		—		6,580,838
Grade 4		220,008		360,067		27,355		—		607,430
Grade 5		45,271		867,572		1,011,662		—		1,924,505

		175,009,154		10,448,424		1,112,112		—		186,569,690

Credit card
Grade 1		11,569,156		336,983		—		—		11,906,139
Grade 2		4,848,940		817,634		—		—		5,666,574
Grade 3		1,631,656		1,513,257		—		—		3,144,913
Grade 4		7,582		296,138		—		—		303,720
Grade 5		4,059		176,067		750,671		—		930,797

		18,061,393		3,140,079		750,671		—		21,952,143

		403,304,757		31,870,499		4,591,239		—		439,766,495

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		629,664		—		—		—		629,664
Grade 2		62,003		—		—		—		62,003
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		691,667		—		—		—		691,667

		691,667		—		—		—		691,667

	~~W~~	403,996,424	~~W~~	31,870,499	~~W~~	4,591,239	~~W~~	—	~~W~~	440,458,162

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	134,819,382	~~W~~	5,877,660	~~W~~	3,372	~~W~~	—	~~W~~	140,700,414
Grade 2		65,653,118		8,585,346		4,480		—		74,242,944
Grade 3		4,054,714		3,221,267		14,694		—		7,290,675
Grade 4		570,671		922,748		34,298		—		1,527,717
Grade 5		11,909		419,058		1,959,706		—		2,390,673

		205,109,794		19,026,079		2,016,550		—		226,152,423

Retail
Grade 1		164,125,295		4,240,281		11,287		—		168,376,863
Grade 2		8,100,613		3,846,756		32,878		—		11,980,247
Grade 3		4,320,640		1,477,297		25,600		—		5,823,537
Grade 4		306,655		315,357		32,330		—		654,342
Grade 5		26,013		742,720		834,178		—		1,602,911

		176,879,216		10,622,411		936,273		—		188,437,900

Credit card
Grade 1		11,547,014		1,316,136		—		—		12,863,150
Grade 2		4,390,211		1,214,946		—		—		5,605,157
Grade 3		1,142,362		1,925,145		—		—		3,067,507
Grade 4		2,227		302,736		—		—		304,963
Grade 5		666		173,049		595,101		—		768,816

		17,082,480		4,932,012		595,101		—		22,609,593

		399,071,490		34,580,502		3,547,924		—		437,199,916

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		489,445		—		—		—		489,445
Grade 2		59,827		—		—		—		59,827
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		549,272		—		—		—		549,272

		549,272		—		—		—		549,272

	~~W~~	399,620,762	~~W~~	34,580,502	~~W~~	3,547,924	~~W~~	—	~~W~~	437,749,188

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of June 30, 2023 and December 31, 2022, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	104,213,017	~~W~~	7,079,904	~~W~~	401,730	~~W~~	111,694,651
Deposits and savings		1,761,449		114,767		49,857		1,926,073
Property and equipment		14,307,647		996,049		202,577		15,506,273
Real estate		191,087,924		16,099,064		2,051,838		209,238,826

	~~W~~	311,370,037	~~W~~	24,289,784	~~W~~	2,706,002	~~W~~	338,365,823

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	100,429,157	~~W~~	7,060,738	~~W~~	301,688	~~W~~	107,791,583
Deposits and savings		1,855,720		141,016		46,984		2,043,720
Property and equipment		14,648,523		1,002,291		180,103		15,830,917
Real estate		191,121,014		15,793,644		1,708,145		208,622,803

	~~W~~	308,054,414	~~W~~	23,997,689	~~W~~	2,236,920	~~W~~	334,289,023

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	June 30, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	34,023,749	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	34,023,749
Grade 2		2,875,034		—		—		—		2,875,034
Grade 3		1,329		—		—		—		1,329
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		36,900,112		—		—		—		36,900,112

Securities measured at fair value through other comprehensive income
Grade 1		70,396,925		—		—		—		70,396,925
Grade 2		6,397,799		—		—		—		6,397,799
Grade 3		61,585		—		—		—		61,585
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		76,856,309		—		—		—		76,856,309

	~~W~~	113,756,421	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	113,756,421

(In millions of Korean won)

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	34,211,405	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	34,211,405
Grade 2		1,713,414		—		—		—		1,713,414
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		35,924,819		—		—		—		35,924,819

Securities measured at fair value through other comprehensive income
Grade 1		70,830,502		—		—		—		70,830,502
Grade 2		5,669,442		53,861		—		—		5,723,303
Grade 3		66,797		9,169		—		—		75,966
Grade 4		13,942		4,640		—		—		18,582
Grade 5		—		—		—		—		—

		76,580,683		67,670		—		—		76,648,353

	~~W~~	112,505,502	~~W~~	67,670	~~W~~	—	~~W~~	—	~~W~~	112,573,172

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of June 30, 2023 and December 31, 2022, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	June 30, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	27,935,652	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,935,652
Grade 2		532,810		—		—		—		532,810
Grade 3		30		—		—		—		30
Grade 4		—		—		—		—		—
Grade 5		566,232		—		—		—		566,232

	~~W~~	29,034,724	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,034,724

(In millions of Korean won)

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	28,023,879	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,023,879
Grade 2		1,428,663		—		—		—		1,428,663
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		462,298		—		—		—		462,298

	~~W~~	29,914,840	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,914,840

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of June 30, 2023 and December 31, 2022, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	June 30, 2023
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	24,278,587	10.46	~~W~~	(51,971)	~~W~~	24,226,616
Manufacturing		53,072,116	22.86		(688,233)		52,383,883
Service		102,048,916	43.97		(736,088)		101,312,828
Wholesale and retail		30,061,310	12.95		(481,312)		29,579,998
Construction		6,937,562	2.99		(273,531)		6,664,031
Public sector		2,149,446	0.92		(110,055)		2,039,391
Others		13,565,337	5.85		(243,049)		13,322,288

	~~W~~	232,113,274	100.00	~~W~~	(2,584,239)	~~W~~	229,529,035

(In millions of Korean won)

	December 31, 2022
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	23,832,403	10.49	~~W~~	(52,250)	~~W~~	23,780,153
Manufacturing		53,293,160	23.46		(575,186)		52,717,974
Service		98,549,099	43.38		(479,709)		98,069,390
Wholesale and retail		29,712,579	13.08		(352,208)		29,360,371
Construction		6,906,750	3.04		(228,782)		6,677,968
Public sector		1,940,133	0.85		(84,436)		1,855,697
Others		12,961,133	5.70		(213,205)		12,747,928

	~~W~~	227,195,257	100.00	~~W~~	(1,985,776)	~~W~~	225,209,481

4.2.7.2 Classifications of retail loans and credit card receivables as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	June 30, 2023
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	93,408,807	44.80	~~W~~	(195,302)	~~W~~	93,213,505
General loan		93,160,883	44.68		(1,128,041)		92,032,842
Credit card		21,952,143	10.52		(905,358)		21,046,785

	~~W~~	208,521,833	100.00	~~W~~	(2,228,701)	~~W~~	206,293,132

(In millions of Korean won)

	December 31, 2022
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	94,767,212	44.90	~~W~~	(163,348)	~~W~~	94,603,864
General loan		93,670,687	44.38		(1,174,018)		92,496,669
Credit card		22,609,593	10.72		(837,842)		21,771,751

	~~W~~	211,047,492	100.00	~~W~~	(2,175,208)	~~W~~	208,872,284

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	29,034,724	100.00	~~W~~	(1,401)	~~W~~	29,033,323

		29,034,724	100.00		(1,401)		29,033,323

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		103,568	100.00		—		103,568

		103,568	100.00		—		103,568

Securities measured at fair value through profit or loss
Government and government funded institutions		20,786,761	29.73		—		20,786,761
Finance and insurance		35,231,966	50.38		—		35,231,966
Others		13,908,854	19.89		—		13,908,854

		69,927,581	100.00		—		69,927,581

Derivative financial assets
Government and government funded institutions		49,063	0.60		—		49,063
Finance and insurance		7,746,824	94.53		—		7,746,824
Others		399,417	4.87		—		399,417

		8,195,304	100.00		—		8,195,304

Securities measured at fair value through other comprehensive income
Government and government funded institutions		41,928,865	54.55		—		41,928,865
Finance and insurance		22,973,192	29.89		—		22,973,192
Others		11,954,252	15.56		—		11,954,252

		76,856,309	100.00		—		76,856,309

Securities measured at amortized cost
Government and government funded institutions		16,677,725	45.20		(716)		16,677,009
Finance and insurance		19,449,338	52.70		(12,418)		19,436,920
Others		773,049	2.10		(984)		772,065

		36,900,112	100.00		(14,118)		36,885,994

	~~W~~	221,017,598		~~W~~	(15,519)	~~W~~	221,002,079

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	29,914,840	100.00	~~W~~	(2,743)	~~W~~	29,912,097

		29,914,840	100.00		(2,743)		29,912,097

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		69,469	100.00		—		69,469

		69,469	100.00		—		69,469

Securities measured at fair value through profit or loss
Government and government funded institutions		16,556,811	25.12		—		16,556,811
Finance and insurance		37,674,363	57.17		—		37,674,363
Others		11,668,223	17.71		—		11,668,223

		65,899,397	100.00		—		65,899,397

Derivative financial assets
Government and government funded institutions		58,060	0.61		—		58,060
Finance and insurance		8,988,025	95.15		—		8,988,025
Others		400,495	4.24		—		400,495

		9,446,580	100.00		—		9,446,580

Securities measured at fair value through other comprehensive income
Government and government funded institutions		41,566,376	54.23		—		41,566,376
Finance and insurance		22,463,066	29.31		—		22,463,066
Others		12,618,911	16.46		—		12,618,911

		76,648,353	100.00		—		76,648,353

Securities measured at amortized cost
Government and government funded institutions		16,984,957	47.28		(3)		16,984,954
Finance and insurance		18,368,966	51.13		(5,212)		18,363,754
Others		570,896	1.59		(363)		570,533

		35,924,819	100.00		(5,578)		35,919,241

	~~W~~	217,903,458		~~W~~	(8,321)	~~W~~	217,895,137

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of June 30, 2023 and December 31 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,771,385	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,771,385
Financial liabilities designated at fair value through profit or loss [1]		9,273,034		—		—		—		—		—		9,273,034
Derivatives held for trading [1]		7,684,748		—		—		—		—		—		7,684,748
Derivatives held for hedging [2]		32,520		6,730		10,082		69,813		109,479		4,821		233,445
Deposits [3]		167,983,534		27,152,311		45,888,243		144,305,179		15,067,665		1,134,647		401,531,579
Borrowings		10,752,253		17,983,406		7,369,529		21,414,670		12,192,811		1,139,696		70,852,365
Debentures		10,496		5,960,303		7,809,327		16,461,519		36,116,304		6,298,396		72,656,345
Lease liabilities		204		26,666		43,936		166,552		359,431		22,358		619,147
Other financial liabilities		136,205		31,077,481		205,228		288,102		990,366		386,281		33,083,663

	~~W~~	198,644,379	~~W~~	82,206,897	~~W~~	61,326,345	~~W~~	182,705,835	~~W~~	64,836,056	~~W~~	8,986,199	~~W~~	598,705,711

Off-balance sheet items
Commitments [4]	~~W~~	195,746,978	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	195,746,978
Acceptances and guarantees contracts		14,050,848		—		—		—		—		—		14,050,848
Financial guarantee contracts [5]		9,286,273		—		—		—		—		—		9,286,273

	~~W~~	219,084,099	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	219,084,099

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of June 30, 2023 and December 31 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,193,210	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss [1]		10,078,394		—		—		—		—		—		10,078,394
Derivatives held for trading [1]		9,209,537		—		—		—		—		—		9,209,537
Derivatives held for hedging [2]		—		11,106		8,886		39,174		221,551		3,502		284,219
Deposits [3]		175,530,178		29,911,835		45,245,496		131,765,097		17,979,299		1,129,024		401,560,929
Borrowings		7,831,474		23,821,330		7,676,952		19,120,861		12,839,302		1,159,432		72,449,351
Debentures		11,117		4,011,679		8,353,663		20,995,587		33,216,320		6,485,136		73,073,502
Lease liabilities		164		28,079		45,200		171,449		376,159		2,839		623,890
Other financial liabilities		179,241		17,938,781		368,218		447,898		907,643		428,310		20,270,091

	~~W~~	205,033,315	~~W~~	75,722,810	~~W~~	61,698,415	~~W~~	172,540,066	~~W~~	65,540,274	~~W~~	9,208,243	~~W~~	589,743,123

Off-balance sheet items
Commitments [4]	~~W~~	188,295,902	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	188,295,902
Acceptances and guarantees contracts		12,425,753		—		—		—		—		—		12,425,753
Financial guarantee contracts [5]		8,297,042		—		—		—		—		—		8,297,042

	~~W~~	209,018,697	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	209,018,697

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position. The above market risks are measured and managed by each subsidiary.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products, and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues from external customers	~~W~~	2,757,780	~~W~~	2,293,457	~~W~~	22,473	~~W~~	5,073,710	~~W~~	987,275	~~W~~	818,874	~~W~~	1,001,622	~~W~~	190,378	~~W~~	584,892	~~W~~	—	~~W~~	8,656,751
Intersegment net operating revenues (expenses)		200,313		—		91,765		292,078		(50,393)		(36,182)		(74,976)		10,272		185,890		(326,689)		—

		2,958,093		2,293,457		114,238		5,365,788		936,882		782,692		926,646		200,650		770,782		(326,689)		8,656,751

Net interest income		2,718,847		1,763,845		327,629		4,810,321		289,980		(104,111)		805,090		(235,892)		296,059		(102,184)		5,759,263
Interest income		5,587,376		3,790,618		1,368,463		10,746,457		834,266		388,955		1,142,209		282,804		657,148		(54,596)		13,997,243
Interest expense		(2,868,529)		(2,026,773)		(1,040,834)		(5,936,136)		(544,286)		(493,066)		(337,119)		(518,696)		(361,089)		(47,588)		(8,237,980)
Net fee and commission income (expenses)		215,945		144,649		236,657		597,251		385,680		(13,325)		294,923		(5,722)		590,432		16,171		1,865,410
Fee and commission income		298,478		215,389		295,742		809,609		504,454		13,528		863,163		957		664,939		(160,234)		2,696,416
Fee and commission expense		(82,533)		(70,740)		(59,085)		(212,358)		(118,774)		(26,853)		(568,240)		(6,679)		(74,507)		176,405		(831,006)
Net insurance income		—		—		—		—		—		592,727		4,918		224,142		—		(9,666)		812,121
Insurance income		—		—		—		—		—		4,897,948		10,827		447,165		—		(18,441)		5,337,499
Insurance expense		—		—		—		—		—		(4,305,221)		(5,909)		(223,023)		—		8,775		(4,525,378)
Net gains (losses) on financial instruments at fair value through profit or loss		(2,365)		—		329,842		327,477		211,386		285,474		4,588		433,511		118,893		(222,015)		1,159,314
Net other insurance finance expense		—		—		—		—		—		(2,400)		—		(218,749)		—		—		(221,149)
Net other operating income (expenses)		25,666		384,963		(779,890)		(369,261)		49,836		24,327		(182,873)		3,360		(234,602)		(8,995)		(718,208)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2023
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(923,691)	~~W~~	(898,675)	~~W~~	(285,062)	~~W~~	(2,107,428)	~~W~~	(461,160)	~~W~~	(72,413)	~~W~~	(302,602)	~~W~~	(49,630)	~~W~~	(225,990)	~~W~~	59,995	~~W~~	(3,159,228)
Operating income (expenses) before provision for credit losses		2,034,402		1,394,782		(170,824)		3,258,360		475,722		710,279		624,044		151,020		544,792		(266,694)		5,497,523
Reversal (provision) of credit losses		(804,105)		(14,559)		50,456		(768,208)		(21,223)		140		(363,547)		471		(169,532)		2,414		(1,319,485)
Net operating income (expenses)		1,230,297		1,380,223		(120,368)		2,490,152		454,499		710,419		260,497		151,491		375,260		(264,280)		4,178,038
Share of profit (loss) of associates and joint ventures		—		—		7,685		7,685		(15,097)		1,214		579		—		7,397		2,671		4,449
Net other non-operating income (expenses)		(4,201)		—		(70,385)		(74,586)		(111,576)		2,939		(1,498)		4,620		3,666		(16,528)		(192,963)
Segment profit (loss) before income tax expense		1,226,096		1,380,223		(183,068)		2,423,251		327,826		714,572		259,578		156,111		386,323		(278,137)		3,989,524
Income tax benefit (expense)		(258,869)		(338,685)		16,168		(581,386)		(78,237)		(189,007)		(65,453)		(33,368)		(56,156)		18,068		(985,539)

Profit (loss) for the period	~~W~~	967,227	~~W~~	1,041,538	~~W~~	(166,900)	~~W~~	1,841,865	~~W~~	249,589	~~W~~	525,565	~~W~~	194,125	~~W~~	122,743	~~W~~	330,167	~~W~~	(260,069)	~~W~~	3,003,985

Profit (loss) attributable to shareholders of the Parent Company		986,747		1,041,538		(169,777)		1,858,508		249,574		525,218		192,855		122,743		328,798		(281,009)		2,996,687
Profit (loss) attributable to non-controlling interests		(19,520)		—		2,877		(16,643)		15		347		1,270		—		1,369		20,940		7,298
Total assets *		217,529,545		162,326,927		144,648,043		524,504,515		63,012,587		35,349,569		29,255,855		30,074,809		62,247,415		(38,127,004)		706,317,746
Total liabilities *		202,111,034		192,506,028		94,928,948		489,546,010		56,885,591		29,353,392		24,552,730		25,953,984		24,414,796		(2,093,662)		648,612,841

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2022
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
Net operating revenues from external customers	~~W~~	2,159,211	~~W~~	1,871,347	~~W~~	156,639	~~W~~	4,187,197	~~W~~	663,370	~~W~~	659,899	~~W~~	902,792	~~W~~	(14,245)	~~W~~	483,933	~~W~~	—	~~W~~	6,882,946
Intersegment net operating revenues (expenses)		7,271		—		322,706		329,977		(931)		(98,305)		(63,304)		(45,708)		70,522		(192,251)		—

		2,166,482		1,871,347		479,345		4,517,174		662,439		561,594		839,488		(59,953)		554,455		(192,251)		6,882,946

Net interest income		2,194,240		1,972,366		273,591		4,440,197		264,754		(44,624)		722,117		(179,737)		271,272		(1,216)		5,472,763
Interest income		3,255,451		2,599,377		634,765		6,489,593		498,618		331,267		937,149		275,340		491,015		(23,222)		8,999,760
Interest expense		(1,061,211)		(627,011)		(361,174)		(2,049,396)		(233,864)		(375,891)		(215,032)		(455,077)		(219,743)		22,006		(3,526,997)
Net fee and commission income (expenses)		191,774		128,275		229,094		549,143		510,793		(14,601)		290,679		(2,994)		553,953		4,839		1,891,812
Fee and commission income		266,331		197,905		288,335		752,571		610,722		10,944		811,148		915		620,917		(156,984)		2,650,233
Fee and commission expense		(74,557)		(69,630)		(59,241)		(203,428)		(99,929)		(25,545)		(520,469)		(3,909)		(66,964)		161,823		(758,421)
Net insurance income		—		—		—		—		—		652,073		5,326		169,637		—		(11,465)		815,571
Insurance income		—		—		—		—		—		4,406,049		10,024		386,474		—		(18,429)		4,784,118
Insurance expense		—		—		—		—		—		(3,753,976)		(4,698)		(216,837)		—		6,964		(3,968,547)
Net gains (losses) on financial instruments at fair value through profit or loss		65,786		—		(59,804)		5,982		(124,030)		(38,353)		1,498		(776,921)		(118,678)		(148,294)		(1,198,796)
Net other insurance finance income		—		—		—		—		—		4,730		—		651,022		—		—		655,752
Net other operating income (expenses)		(285,318)		(229,294)		36,464		(478,148)		10,922		2,369		(180,132)		79,040		(152,092)		(36,115)		(754,156)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2022
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
General and administrative expenses	~~W~~	(909,018)	~~W~~	(932,842)	~~W~~	(272,983)	~~W~~	(2,114,843)	~~W~~	(415,391)	~~W~~	(64,156)	~~W~~	(274,694)	~~W~~	(20,881)	~~W~~	(205,769)	~~W~~	61,502	~~W~~	(3,034,232)
Operating income before provision for credit losses		1,257,464		938,505		206,362		2,402,331		247,048		497,438		564,794		(80,834)		348,686		(130,749)		3,848,714
Reversal (provision) of credit losses		17,716		(149,113)		(63,326)		(194,723)		(14,515)		577		(227,266)		276		(40,899)		1,007		(475,543)
Net operating income		1,275,180		789,392		143,036		2,207,608		232,533		498,015		337,528		(80,558)		307,787		(129,742)		3,373,171
Share of profit (loss) of associates and joint ventures		—		—		18,976		18,976		1,834		(129)		1,456		—		2,517		(44,513)		(19,859)
Net other non-operating income (expenses)		(9,960)		—		14,252		4,292		12,294		216,307		(1,627)		3,960		(825)		(12,614)		221,787
Segment profit before income tax expense		1,265,220		789,392		176,264		2,230,876		246,661		714,193		337,357		(76,598)		309,479		(186,869)		3,575,099
Income tax expense		(286,692)		(188,338)		(31,392)		(506,422)		(64,250)		(187,667)		(89,386)		9,041		(74,301)		23,906		(889,079)

Profit for the period	~~W~~	978,528	~~W~~	601,054	~~W~~	144,872	~~W~~	1,724,454	~~W~~	182,411	~~W~~	526,526	~~W~~	247,971	~~W~~	(67,557)	~~W~~	235,178	~~W~~	(162,963)	~~W~~	2,686,020

Profit attributable to shareholders of the Parent Company		978,293		601,054		147,093		1,726,440		182,030		526,202		245,657		(67,557)		232,282		(174,531)		2,670,523
Profit (loss) attributable to non-controlling interests		235		—		(2,221)		(1,986)		381		324		2,314		—		2,896		11,568		15,497
Total assets *		211,989,036		165,273,848		140,506,628		517,769,512		53,824,245		34,743,259		29,721,017		29,989,683		60,219,661		(37,602,551)		688,664,826
Total liabilities *		205,382,625		191,786,626		86,877,002		484,046,253		47,946,933		29,017,685		24,998,214		26,136,081		25,973,897		(3,598,485)		634,520,578

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions and as of December 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023		2022
Banking service	~~W~~	5,073,710	~~W~~	4,187,197
Securities service		987,275		663,370
Non-life insurance service		818,874		659,899
Credit card service		1,001,622		902,792
Life insurance service		190,378		(14,245)
Others		584,892		483,933

	~~W~~	8,656,751	~~W~~	6,882,946

5.2.2 Geographical information

Geographical net operating revenues from external for the six-month periods ended June 30, 2023 and 2022, and major non-current assets as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)
	Net operating revenues from external customers				Major non-current assets
	2023		2022		June 30, 2023		December 31, 2022
Domestic	~~W~~	7,912,573	~~W~~	6,309,509	~~W~~	8,501,479	~~W~~	8,699,340
United States		38,055		28,166		55,590		54,415
New Zealand		5,944		6,345		1,260		1,607
China		98,176		72,555		18,945		21,190
Cambodia		281,834		253,758		63,829		44,786
United Kingdom		23,217		11,111		286,519		90,282
Indonesia		168,184		149,851		443,824		461,165
Others		128,768		51,651		468,771		31,821
Consolidation adjustments		—		—		578,040		567,253

	~~W~~	8,656,751	~~W~~	6,882,946	~~W~~	10,418,257	~~W~~	9,971,859

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	31,610,850	~~W~~	31,617,133
Financial assets at fair value through profit or loss:		74,604,619		74,604,619
Due from financial institutions		103,568		103,568
Debt securities		69,927,581		69,927,581
Equity securities		4,307,513		4,307,513
Loans		176,945		176,945
Others		89,012		89,012
Derivatives held for trading		7,772,293		7,772,293
Derivatives held for hedging		423,011		423,011
Loans measured at amortized cost		434,953,555		434,579,619
Securities measured at amortized cost		36,885,994		35,279,630
Financial assets at fair value through other comprehensive income:		80,083,564		80,083,564
Debt securities		76,856,309		76,856,309
Equity securities		2,535,588		2,535,588
Loans		691,667		691,667
Other financial assets		21,470,146		21,470,146

	~~W~~	687,804,032	~~W~~	685,830,015

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,771,385	~~W~~	2,771,385
Financial liabilities designated at fair value through profit or loss		9,273,034		9,273,034
Derivatives held for trading		7,684,748		7,684,748
Derivatives held for hedging		315,009		315,009
Deposits		396,081,606		396,284,160
Borrowings		69,261,997		69,012,534
Debentures		68,260,644		67,510,936
Other financial liabilities		42,512,230		42,512,230

	~~W~~	596,160,653	~~W~~	595,364,036

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	32,474,750	~~W~~	32,403,730
Financial assets at fair value through profit or loss:		70,092,497		70,092,497
Due from financial institutions		69,469		69,469
Debt securities		65,899,397		65,899,397
Equity securities		3,540,063		3,540,063
Loans		493,562		493,562
Others		90,006		90,006
Derivatives held for trading		8,984,171		8,984,171
Derivatives held for hedging		462,409		462,409
Loans measured at amortized cost		433,038,931		430,396,089
Securities measured at amortized cost		35,919,241		33,593,231
Financial assets at fair value through other comprehensive income:		79,533,418		79,533,418
Debt securities		76,648,353		76,648,353
Equity securities		2,335,793		2,335,793
Loans		549,272		549,272
Other financial assets		10,718,383		10,718,383

	~~W~~	671,223,800	~~W~~	666,183,928

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss		10,078,394		10,078,394
Derivatives held for trading		9,209,537		9,209,537
Derivatives held for hedging		300,232		300,232
Deposits		393,928,904		393,458,279
Borrowings		71,717,366		71,187,130
Debentures		68,698,203		67,036,661
Other financial liabilities		26,163,138		26,163,138

	~~W~~	582,288,984	~~W~~	579,626,581

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans measured at amortized cost	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	21,955,428	~~W~~	34,747,715	~~W~~	17,901,476	~~W~~	74,604,619
Due from financial institutions		—		54,538		49,030		103,568
Debt securities		19,968,123		34,084,780		15,874,678		69,927,581
Equity securities		1,898,293		607,849		1,801,371		4,307,513
Loans		—		548		176,397		176,945
Others		89,012		—		—		89,012
Derivatives held for trading		70,432		7,602,516		99,345		7,772,293
Derivatives held for hedging		—		423,011		—		423,011
Financial assets at fair value through other comprehensive income:		33,813,144		44,774,680		1,495,740		80,083,564
Debt securities		33,218,104		43,638,205		—		76,856,309
Equity securities		595,040		444,808		1,495,740		2,535,588
Loans		—		691,667		—		691,667

	~~W~~	55,839,004	~~W~~	87,547,922	~~W~~	19,496,561	~~W~~	162,883,487

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,771,385	~~W~~	—	~~W~~	—	~~W~~	2,771,385
Financial liabilities designated at fair value through profit or loss		52,175		1,150,649		8,070,210		9,273,034
Derivatives held for trading		221,685		6,814,132		648,931		7,684,748
Derivatives held for hedging		—		315,009		—		315,009

	~~W~~	3,045,245	~~W~~	8,279,790	~~W~~	8,719,141	~~W~~	20,044,176

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	18,209,969	~~W~~	35,208,843	~~W~~	16,673,685	~~W~~	70,092,497
Due from financial institutions		—		24,444		45,025		69,469
Debt securities		16,240,223		34,425,619		15,233,555		65,899,397
Equity securities		1,879,740		414,291		1,246,032		3,540,063
Loans		—		344,489		149,073		493,562
Others		90,006		—		—		90,006
Derivatives held for trading		182,019		8,678,896		123,256		8,984,171
Derivatives held for hedging		—		462,409		—		462,409
Financial assets at fair value through other comprehensive income:		32,141,450		45,933,688		1,458,280		79,533,418
Debt securities		31,528,524		45,119,829		—		76,648,353
Equity securities		612,926		264,587		1,458,280		2,335,793
Loans		—		549,272		—		549,272

	~~W~~	50,533,438	~~W~~	90,283,836	~~W~~	18,255,221	~~W~~	159,072,495

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	—	~~W~~	—	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss		35,687		1,811,404		8,231,303		10,078,394
Derivatives held for trading		442,042		7,984,424		783,071		9,209,537
Derivatives held for hedging		—		300,232		—		300,232

	~~W~~	2,670,939	~~W~~	10,096,060	~~W~~	9,014,374	~~W~~	21,781,373

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	34,747,715
Due from financial institutions		54,538	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		34,084,780	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		607,849	DCF Model	Interest rate, Discount rate, and others
Loans		548	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		7,602,516	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		423,011	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		44,774,680
Debt securities		43,638,205	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		444,808	DCF Model	Discount rate
Loans		691,667	DCF Model	Discount rate

	~~W~~	87,547,922

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,150,649	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		6,814,132	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		315,009	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	8,279,790

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,208,843
Due from financial institutions		24,444	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		34,425,619	DCF Model, Closed Form, MonteCarlo Simulation Model, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of transferred asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		414,291	DCF Model	Interest rate, Discount rate, and others
Loans		344,489	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		8,678,896	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model and others	Price of underlying asset, Underlying asset index, interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		462,409	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate and others
Financial assets at fair value through other comprehensive income:		45,933,688
Debt securities		45,119,829	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		264,587	DCF Model	Discount rate
Loans		549,272	DCF Model	Discount rate

	~~W~~	90,283,836

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,811,404	DCF Model, Closed Form, MonteCarlo Simulation Model, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		7,984,424	DCF Model, Closed Form, MonteCarlo Simulation Model, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		300,232	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	10,096,060

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,162,618	~~W~~	26,364,236	~~W~~	2,090,279	~~W~~	31,617,133
Loans measured at amortized cost		—		302,735		434,276,884		434,579,619
Securities measured at amortized cost [2]		4,568,820		30,691,190		19,620		35,279,630
Other financial assets [2]		—		—		21,470,146		21,470,146

	~~W~~	7,731,438	~~W~~	57,358,161	~~W~~	457,856,929	~~W~~	522,946,528

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	167,561,687	~~W~~	228,722,473	~~W~~	396,284,160
Borrowings [3]		—		5,460,407		63,552,127		69,012,534
Debentures		—		58,527,460		8,983,476		67,510,936
Other financial liabilities [2]		—		—		42,512,230		42,512,230

	~~W~~	—	~~W~~	231,549,554	~~W~~	343,770,306	~~W~~	575,319,860

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,517,470	~~W~~	27,145,486	~~W~~	2,740,774	~~W~~	32,403,730
Loans measured at amortized cost		—		63,784		430,332,305		430,396,089
Securities measured at amortized cost [2]		5,253,835		28,320,106		19,290		33,593,231
Other financial assets [2]		—		—		10,718,383		10,718,383

	~~W~~	7,771,305	~~W~~	55,529,376	~~W~~	443,810,752	~~W~~	507,111,433

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	168,920,439	~~W~~	224,537,840	~~W~~	393,458,279
Borrowings [3]		—		6,088,123		65,099,007		71,187,130
Debentures		—		59,272,727		7,763,934		67,036,661
Other financial liabilities [2]		—		—		26,163,138		26,163,138

	~~W~~	—	~~W~~	234,281,289	~~W~~	323,563,919	~~W~~	557,845,208

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]

Borrowings of ~~W~~11,479 million and ~~W~~18,266 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of June 30, 2023 and December 31, 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	302,735	DCF Model	Discount rate
Securities measured at amortized cost		30,691,190	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	30,993,925

Financial liabilities
Borrowings	~~W~~	5,448,928	DCF Model	Discount rate
Debentures		58,527,460	DCF Model	Discount rate

	~~W~~	63,976,388

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	63,784	DCF Model	Discount rate
Securities measured at amortized cost		28,320,106	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	28,383,890

Financial liabilities
Borrowings	~~W~~	6,069,857	DCF Model	Discount rate
Debentures		59,272,727	DCF Model	Discount rate

	~~W~~	65,342,584

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of Korean won)	June 30, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,090,279	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		434,276,884	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	436,367,163

Financial liabilities
Deposits	~~W~~	228,722,473	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		63,552,127	DCF Model	Other spread, Interest rate
Debentures		8,983,476	DCF Model	Other spread, Interest rate

	~~W~~	301,258,076

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,740,774	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		430,332,305	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	433,073,079

Financial liabilities
Deposits	~~W~~	224,537,840	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		65,099,007	DCF Model	Other spread, Interest rate
Debentures		7,763,934	DCF Model	Other spread, Interest rate

	~~W~~	297,400,781

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	45,025	~~W~~	16,479,588	~~W~~	149,074	~~W~~	1,458,280	~~W~~	—	~~W~~	(8,231,303)	~~W~~	(659,816)
Total gains or losses:
Profit or loss		4,005		583,672		27,323		—		—		(523,798)		89,520
Other comprehensive income (loss)		—		1		—		(45,595)		—		(39,140)		—
Purchases		—		1,808,949		—		83,055		—		—		5,669
Sales		—		(1,180,510)		—		—		—		—		(13,935)
Issues		—		—		—		—		—		(1,903,231)		(3,920)
Settlements		—		—		—		—		—		2,627,262		32,896
Transfers into Level 3 *		—		—		—		—		—		—		—
Transfers out of Level 3 *		—		(15,651)		—		—		—		—		—

Ending	~~W~~	49,030	~~W~~	17,676,049	~~W~~	176,397	~~W~~	1,495,740	~~W~~	—	~~W~~	(8,070,210)	~~W~~	(549,586)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	72,016	~~W~~	13,677,260	~~W~~	93,929	~~W~~	1,434,567	~~W~~	13,970	~~W~~	(7,817,514)	~~W~~	35,405
Total gains or losses:
Profit or loss		(2,963)		48,683		(574)		—		—		581,553		(582,996)
Other comprehensive income (loss)		—		(24,351)		—		144,223		6		15,531		—
Purchases		12,887		3,310,540		34,726		22,452		—		—		12,809
Sales		(33,843)		(1,531,143)		—		(20,000)		(4,100)		—		(57,718)
Issues		—		42,853		—		—		—		(2,779,750)		(11,391)
Settlements		—		(61,055)		—		—		—		1,426,472		16,028
Transfers into Level 3 *		—		7,556		—		—		—		—		—
Transfers out of Level 3 *		—		(15,317)		—		—		—		—		—

Ending	~~W~~	48,097	~~W~~	15,455,026	~~W~~	128,081	~~W~~	1,581,242	~~W~~	9,876	~~W~~	(8,573,708)	~~W~~	(587,863)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)

	2023						2022
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	65,762	~~W~~	114,960	~~W~~	—	~~W~~	(183,784)	~~W~~	227,487	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		196,695		111,282		—		(166,897)		222,075		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	49,030	Hull-white Model	Interest rate	2.40	The lower the interest rate, the higher the fair value
Debt securities		15,874,678

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.17 ~ 43.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.44 ~ 12.64	The lower the discount rate, the higher the fair value
				Volatility of stock price	22.02 ~ 32.96	The higher the volatility, the higher the fair value
				Correlation coefficient between underlying assets	-60.21 ~ 89.33	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,801,371

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Discount rate	2.15 ~ 23.00	The lower the discount rate, the higher the fair value
				Volatility	0.54 ~ 47.00	The higher the volatility, the higher the fair value fluctuation
Loans		176,397	DCF Model	Discount rate	9.60	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	75,111	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	15.48 ~ 59.50	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.21 ~ 77.92	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		24,234	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	9.33 ~ 31.22	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	60.81 ~ 83.30	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,495,740	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, Tree Model, MonteCarlo Simulation, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value

				Discount rate	8.17 ~ 20.02	The lower the discount rate, the higher the fair value
				Volatility	17.37 ~ 24.12	The higher the volatility, the higher the fair value fluctuation

	~~W~~	19,496,561

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	8,070,210	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	7.00 ~ 116.38	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.21 ~ 89.33	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		282,846	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	15.48 ~ 59.50	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.21 ~ 77.92	The higher the correlation coefficient, the higher the fair value fluctuation
Others		366,085	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	4.98 ~ 5.85	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	7.23 ~ 116.38	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-48.96 ~ 83.30	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	8,719,141

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	45,025	Hull-white Model	Interest rate	0.86	The lower the interest rate, the higher the fair value
Debt securities		15,233,555

DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	0.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.24 ~ 37.39	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.54 ~15.75	The lower the discount rate, the higher the fair value
				Correlation coefficient between underlying assets	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
				Volatility of stock price	18.87 ~ 19.48	The higher the volatility, the higher the fair value fluctuation
Equity securities		1,246,032

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 4.00	The higher the growth rate, the higher the fair value
				Discount rate	8.00 ~ 23.00	The lower the discount rate, the higher the fair value
				Volatility of stock price	16.80 ~ 25.50	The higher the volatility, the higher the fair value fluctuation
Loans		149,073	DCF Model	Discount rate	9.91	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	79,297	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value	Volatility of underlying asset	10.00 ~ 58.84	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		43,959	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	9.77 ~ 32.92	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	8.42 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,458,280	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Income Approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	7.96 ~ 19.14	The lower the discount rate, the higher the fair value
				Volatility	23.36 ~25.49	The higher the volatility, the higher the fair value fluctuation
				Volatility of interest rate	56.32 ~ 121.17	The higher the volatility, the higher the fair value fluctuation

	~~W~~	18,255,221

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	8,231,303	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Valuation	Volatility of underlying asset	1.00 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		370,093	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Valuation	Volatility of underlying asset	0.09 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Others		412,978	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	4.83 ~ 6.85	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	8.68 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-50.43 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	9,014,374

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	176	~~W~~	(184)	~~W~~	—	~~W~~	—
Debt securities [4]		87,025		(87,824)		—		—
Equity securities [3]		39,844		(30,944)		—		—
Loans [5]		2,277		(2,058)		—		—
Derivatives held for trading [2]		12,078		(12,737)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		139,024		(76,215)

	~~W~~	141,400	~~W~~	(133,747)	~~W~~	139,024	~~W~~	(76,215)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	46,915	~~W~~	(44,230)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		17,759		(19,545)		—		—

	~~W~~	64,674	~~W~~	(63,775)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2022
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	221	~~W~~	(247)	~~W~~	—	~~W~~	—
Debt securities [4]		19,034		(19,765)		—		—
Equity securities [3]		34,564		(25,586)		—		—
Loans [5]		2,276		(2,055)		—		—
Derivatives held for trading [2]		18,076		(19,034)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		179,307		(82,595)

	~~W~~	74,171	~~W~~	(66,687)	~~W~~	179,307	~~W~~	(82,595)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	94,001	~~W~~	(97,663)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		48,768		(46,427)		—		—

	~~W~~	142,769	~~W~~	(144,090)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).
[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.4 Valuation gains and losses on transaction day

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred valuation gains and losses on transaction day for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Balance at the beginning of the period	~~W~~	71,504	~~W~~	77,208
New transactions		62,086		106,425
Changes during the period		(80,002)		(43,831)

Balance at the end of the period	~~W~~	53,588	~~W~~	139,802

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	June 30, 2023
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,610,850	~~W~~	—	~~W~~	31,610,850
Financial assets at fair value through profit or loss		74,604,619		—		—		—		—		74,604,619
Derivative financial assets		7,772,293		—		—		—		423,011		8,195,304
Loans measured at amortized cost		—		—		—		434,953,555		—		434,953,555
Financial investments		—		77,547,975		2,535,589		36,885,994		—		116,969,558
Other financial assets		—		—		—		21,470,146		—		21,470,146

	~~W~~	82,376,912	~~W~~	77,547,975	~~W~~	2,535,589	~~W~~	524,920,545	~~W~~	423,011	~~W~~	687,804,032

(In millions of Korean won)

	June 30, 2023
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,771,385	~~W~~	9,273,034	~~W~~	—	~~W~~	—	~~W~~	12,044,419
Derivative financial liabilities		7,684,748		—		—		315,009		7,999,757
Deposits		—		—		396,081,606		—		396,081,606
Borrowings		—		—		69,261,997		—		69,261,997
Debentures		—		—		68,260,644		—		68,260,644
Other financial liabilities *		—		—		42,512,230		—		42,512,230

	~~W~~	10,456,133	~~W~~	9,273,034	~~W~~	576,116,477	~~W~~	315,009	~~W~~	596,160,653

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	December 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,474,750	~~W~~	—	~~W~~	32,474,750
Financial assets at fair value through profit or loss		70,092,497		—		—		—		—		70,092,497
Derivative financial assets		8,984,171		—		—		—		462,409		9,446,580
Loans measured at amortized cost		—		—		—		433,038,931		—		433,038,931
Financial investments		—		77,197,625		2,335,793		35,919,241		—		115,452,659
Other financial assets		—		—		—		10,718,383		—		10,718,383

	~~W~~	79,076,668	~~W~~	77,197,625	~~W~~	2,335,793	~~W~~	512,151,305	~~W~~	462,409	~~W~~	671,223,800

(In millions of Korean won)

	December 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	10,078,394	~~W~~	—	~~W~~	—	~~W~~	12,271,604
Derivative financial liabilities		9,209,537		—		—		300,232		9,509,769
Deposits		—		—		393,928,904		—		393,928,904
Borrowings		—		—		71,717,366		—		71,717,366
Debentures		—		—		68,698,203		—		68,698,203
Other financial liabilities *		—		—		26,163,138		—		26,163,138

	~~W~~11,402,747		~~W~~10,078,394		~~W~~560,507,611		~~W~~300,232		~~W~~582,288,984

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of June 30, 2023	June 30, 2023		December 31, 2022
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	~~W~~	15,992,621	~~W~~	15,169,704
	Due from banks	Hana Bank and others	0.00 ~ 5.60		2,808,010		3,941,987
	Due from others	NH Investment & Securities Co., Ltd. and others	0.00 ~ 4.65		1,301,758		1,509,698

					20,102,389		20,621,389

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 5.16		5,962,677		5,653,587
	Time deposits in foreign currencies	Bank of Communications Co., Ltd.(New York) and others	0.00 ~ 9.50		496,885		573,493
	Due from others	State Steet Bank and Trust Company(Seoul) and others	0.00 ~ 10.70		2,472,771		3,066,370
					8,932,333		9,293,450

				~~W~~	29,034,722	~~W~~	29,914,839

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		Financial institutions	June 30, 2023		December 31, 2022		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	15,992,621	~~W~~	15,169,704	Bank of Korea Act
	Due from banks	Shinhan Bank and others		621,398		522,306	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others		1,133,050		1,113,712	Derivatives margin account and others

				17,747,069		16,805,722

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		1,378,376		2,350,933	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd.(New York) and others		95,705		72,437	Bank Act of the State of New York and others
	Due from others	State Steet Bank and Trust Company(Seoul) and others		1,821,993		2,092,655	Derivatives margin account and others

				3,296,074		4,516,025

			~~W~~	21,043,143	~~W~~	21,321,747

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

7.3 Changes in allowances for credit losses of due from financial institutions for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,743	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Sales		—		—		—
Reversal of credit losses		(1,321)		—		—
Business combination		6		—		—
Others		(27)		—		—

Ending	~~W~~	1,401	~~W~~	—	~~W~~	—

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,969	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Sales		—		—		—
Provision for credit losses		934		—		—
Others		207		—		—

Ending	~~W~~	4,110	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.1 Details of derivative financial instruments held for trading as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	June 30, 2023						December 31, 2022
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	14,883,655	~~W~~	879,208	~~W~~	486,098	~~W~~	8,261,663	~~W~~	821,603	~~W~~	431,002
Futures *		7,437,541		2,320		1,145		4,450,505		765		256
Swaps		435,997,241		846,098		714,552		359,581,194		859,670		694,713
Options		9,704,000		259,536		255,532		10,508,000		274,596		272,284

		468,022,437		1,987,162		1,457,327		382,801,362		1,956,634		1,398,255

Currency
Forwards		118,028,418		1,778,211		1,283,619		115,682,577		2,813,603		2,472,119
Futures *		730,163		731		1,820		413,960		36		2,364
Swaps		92,867,797		3,434,909		4,004,688		91,646,725		3,525,458		4,049,390
Options		1,396,448		11,827		6,256		1,852,065		27,258		13,025

		213,022,826		5,225,678		5,296,383		209,595,327		6,366,355		6,536,898

Stock and index
Futures *		2,035,518		10,748		13,962		1,828,302		37,455		89,624
Swaps		5,698,689		337,608		342,624		6,649,735		377,840		492,275
Options		6,533,524		141,412		280,475		7,257,715		168,311		359,274

		14,267,731		489,768		637,061		15,735,752		583,606		941,173

Credit
Swaps		3,116,945		20,557		9,500		3,006,114		32,860		17,468

		3,116,945		20,557		9,500		3,006,114		32,860		17,468

Commodity
Futures *		22,160		2,252		201		28,577		1,970		941
Swaps		32,210		1,318		1,316		—		—		—
Options		56,759		675		680		131,500		887		885

		111,129		4,245		2,197		160,077		2,857		1,826

Others		1,289,067		44,882		282,281		1,003,301		41,859		313,917

	~~W~~	699,830,135	~~W~~	7,772,292	~~W~~	7,684,749	~~W~~	612,301,933	~~W~~	8,984,171	~~W~~	9,209,537

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	4,854,008	~~W~~	3,645,106	~~W~~	1,549,207	~~W~~	1,058,747	~~W~~	172,239	~~W~~	2,213,239	~~W~~	13,492,546
Average price condition (%)		4.09		4.96		4.83		4.78		5.86		4.81		4.60
Average price condition (KRW/USD)		1,312.78		1,312.79		1,312.80		—		—		—		1,312.79
Average price condition (KRW/EUR)		1,360.93		1,426.53		—		1,426.55		—		—		1,426.52
Average price condition (KRW/AUD)		869.01		869.01		—		—		—		—		869.01
Average price condition (KRW/GBP)		1,655.51		—		1,655.51		—		—		—		1,655.51
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	1,775,668	~~W~~	1,719,741	~~W~~	2,154,977	~~W~~	736,267	~~W~~	1,137,562	~~W~~	210,000	~~W~~	7,734,215
Average price condition (%)		3.80		7.91		9.12		3.96		6.15		3.99		7.08
Average price condition (KRW/USD)		1,179.69		1,198.52		1,230.22		1,243.07		1,148.76		—		1,205.48
Average price condition (KRW/EUR)		—		1,369.14		—		—		1,392.00		—		1,372.29
Average price condition (KRW/AUD)		—		853.40		889.00		—		—		—		866.92
Average price condition (KRW/SGD)		866.14		—		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	60,427	~~W~~	—	~~W~~	—	~~W~~	211,361	~~W~~	—	~~W~~	—	~~W~~	271,788
Average price condition (KRW/USD)		1,071.00		—		—		1,178.91		—		—		1,165.26
Average price condition (KRW/GBP)		1,465.26		—		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,677,321	~~W~~	1,921,072	~~W~~	2,701,675	~~W~~	1,883,332	~~W~~	426,551	~~W~~	2,147,845	~~W~~	14,757,796
Average price condition (%)		4.17		4.52		4.64		4.56		4.36		4.64		4.43
Average price condition (KRW/USD)		1,197.01		1,262.56		1,276.70		—		—		—		1,240.59
Average price condition (KRW/EUR)		1,363.42		1,373.32		—		1,436.86		—		—		1,387.71
Average price condition (KRW/AUD)		886.23		895.76		—		—		—		—		890.17
Average price condition (KRW/GBP)		1,617.02		—		1,535.25		—		—		—		1,537.85
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,033,420	~~W~~	892,720	~~W~~	1,846,139	~~W~~	771,585	~~W~~	1,078,676	~~W~~	210,000	~~W~~	7,832,540
Average price condition (%)		2.90		2.60		4.42		4.62		4.95		3.99		3.54
Average price condition (KRW/USD)		1,178.13		1,196.80		1,166.24		1,225.35		1,252.61		—		1,202.02
Average price condition (KRW/EUR)		1,321.00		1,364.00		1,374.73		—		—		—		1,362.51
Average price condition (KRW/AUD)		—		856.40		851.50		—		—		—		853.40
Average price condition (KRW/SGD)		866.14		—		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	65,012	~~W~~	27,499	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	92,511
Average price condition (KRW/USD)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (KRW/GBP)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of June 30, 2023 and December 31, 2022 and changes in fair value for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)		June 30, 2023								2023
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,936,246	~~W~~	—	~~W~~	(81,756)	~~W~~	—	~~W~~	18,313
	Debt securities in foreign currencies		2,715,487		—		(190,718)		—		14,940
	Deposits in Korean won		—		49,233		—		(767)		767
	Deposits in foreign currencies		—		30,530		—		(8,855)		263
	Debentures in Korean won		—		5,435,524		—		(204,476)		(38,732)
	Debentures in foreign currencies		—		1,250,651		—		(88,405)		(7,459)

			4,651,733		6,765,938		(272,474)		(302,503)		(11,908)

Currency	Debt securities in foreign currencies		1,662,003		—		33,368		—		4,507

			1,662,003		—		33,368		—		4,507

		~~W~~	6,313,736	~~W~~	6,765,938	~~W~~	(239,106)	~~W~~	(302,503)	~~W~~	(7,401)

(In millions of Korean won)		December 31, 2022								2022
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	2,467,171	~~W~~	—	~~W~~	(107,444)	~~W~~	—	~~W~~	(90,879)
	Debt securities in foreign currencies		3,142,973		—		(232,085)		—		(173,298)
	Deposits in foreign currencies		—		29,429		—		(8,591)		6,064
	Debentures in Korean won		—		5,690,371		—		(249,629)		168,913
	Debentures in foreign currencies		—		1,196,781		—		(95,865)		91,409

			5,610,144		6,916,581		(339,529)		(354,085)		2,209

Currency	Debt securities in foreign currencies		1,602,384		—		(79,616)		—		202,031

			1,602,384		—		(79,616)		—		202,031

		~~W~~	7,212,528	~~W~~	6,916,581	~~W~~	(419,145)	~~W~~	(354,085)	~~W~~	204,240

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.3.2 Details of derivative instruments designated as fair value hedge as of June 30, 2023 and December 31, 2022 and changes in fair value for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)
	June 30, 2023						2023
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Swaps	~~W~~	11,992,305	~~W~~	145,231	~~W~~	109,135	~~W~~	12,607
Currency
Forwards		1,500,241		21,487		30,468		(39,167)

	~~W~~	13,492,546	~~W~~	166,718	~~W~~	139,603	~~W~~	(26,560)

(In millions of Korean won)
	December 31, 2022						2022
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Swaps	~~W~~	13,290,183	~~W~~	186,258	~~W~~	104,856	~~W~~	15,790
Currency
Forwards		1,467,613		37,015		29,069		(147,693)

	~~W~~	14,757,796	~~W~~	223,273	~~W~~	133,925	~~W~~	(131,903)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023		2022
Hedge accounting
Interest rate	~~W~~	699	~~W~~	17,999
Currency		(34,660)		54,338

	~~W~~	(33,961)	~~W~~	72,337

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Losses on hedging instruments	~~W~~	(32,370)	~~W~~	(132,336)
Gains (losses) on hedged items attributable to the hedged risk		(7,278)		187,963

	~~W~~	(39,648)	~~W~~	55,627

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of June 30, 2023 and December 31, 2022 and changes in fair value for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)

	Cash flow hedge reserve				Changes in fair value
	June 30, 2023		December 31, 2022		2023		2022
Hedge accounting
Interest rate risk	~~W~~	40,992	~~W~~	46,234	~~W~~	15,824	~~W~~	(53,772)
Currency risk		(35,592)		(26,602)		(17,038)		20,352

	~~W~~	5,400	~~W~~	19,632	~~W~~	(1,214)	~~W~~	(33,420)

8.4.2 Details of derivative instruments designated as cash flow hedge as of June 30, 2023 and December 31, 2022 and changes in fair value for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)

	June 30, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	603,767	~~W~~	14,880	~~W~~	57,766	~~W~~	4,671
Swaps		3,535,701		95,544		221		(1,498)
Currency
Swaps		3,594,747		145,870		108,352		(4,874)

	~~W~~	7,734,215	~~W~~	256,294	~~W~~	166,339	~~W~~	(1,701)

(In millions of Korean won)

	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	1,079,652	~~W~~	20,200	~~W~~	56,753	~~W~~	(4,038)
Swaps		3,231,288		101,975		124		54,028
Currency
Swaps		3,521,600		116,961		98,237		22,737

	~~W~~	7,832,540	~~W~~	239,136	~~W~~	155,114	~~W~~	72,727

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Gains (losses) on hedging instruments:	~~W~~	(1,701)	~~W~~	72,727
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		(2,940)		68,090
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		1,239		4,637

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other comprehensive income (loss)	~~W~~	(2,940)	~~W~~	68,090
Reclassification to profit or loss		(10,417)		(26,882)
Income tax effect		(875)		(19,977)

	~~W~~	(14,232)	~~W~~	21,231

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of June 30, 2023 and December 31, 2022 and changes in fair value for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)

	Foreign currency translation reserve				Changes in fair value
	June 30, 2023		December 31, 2022		2023		2022
Hedge accounting
Currency risk	~~W~~	(154,138)	~~W~~	(114,742)	~~W~~	53,535	~~W~~	129,271

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of June 30, 2023 and December 31, 2022 and changes in fair value for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)

	June 30, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	271,788	~~W~~	—	~~W~~	9,066	~~W~~	(4,946)
Swaps		—		—		—		512
Debentures in foreign currencies		1,444,080		—		1,444,080		(49,101)

	~~W~~	1,715,868	~~W~~	—	~~W~~	1,453,146	~~W~~	(53,535)

(In millions of Korean won)

	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	92,511	~~W~~	—	~~W~~	11,193	~~W~~	(13,923)
Debentures in foreign currencies		1,361,080		—		1,361,080		(115,348)

	~~W~~	1,453,591	~~W~~	—	~~W~~	1,372,273	~~W~~	(129,271)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Debentures in foreign currencies	~~W~~	1,290,364	~~W~~	1,211,215

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Losses on hedging instruments:	~~W~~	(53,535)	~~W~~	(129,271)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(53,535)		(129,271)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other comprehensive loss	~~W~~	(53,535)	~~W~~	(129,271)
Reclassification to profit or loss		—		—
Income tax effect		14,139		33,288

	~~W~~	(39,396)	~~W~~	(95,983)

8.6 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions. In the case of KRW, the Korean government bond/monetary stabilization bond RP rate has been finally decided as the Risk-Free Reference Rate (“RFR”) and will replace the Certificate of Deposit (“CD”) rate in the mid to long-term. Within the corresponding hedging relationship of related significant interest rate benchmark, the Group assumed that the spread to be changed on the RFR basis including SOFR would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

9. Loans Measured at Amortized Cost

9.1 Details of loans as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Loans measured at amortized cost	~~W~~	439,209,573	~~W~~	436,647,081
Deferred loan origination fees and costs		556,922		552,834
Less: Allowances for credit losses		(4,812,940)		(4,160,984)

	~~W~~	434,953,555	~~W~~	433,038,931

9.2 Details of loans to banks as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Loans measured at amortized cost	~~W~~	11,607,107	~~W~~	9,751,737
Less: Allowances for credit losses		(3,030)		(1,951)

	~~W~~	11,604,077	~~W~~	9,749,786

9.3 Details of loan types and customer types of loans to customers other than banks as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	174,952,159	~~W~~	182,161,157	~~W~~	—	~~W~~	357,113,316
Loans in foreign currencies		5,099,185		25,822,458		—		30,921,643
Domestic import usance bills		—		4,679,873		—		4,679,873
Off-shore funding loans		—		758,380		—		758,380
Call loans		—		249,405		—		249,405
Bills bought in Korean won		—		1,953		—		1,953
Bills bought in foreign currencies		—		1,618,186		—		1,618,186
Guarantee payments under acceptances and guarantees		1		27,447		—		27,448
Credit card receivables in Korean won		—		—		21,903,826		21,903,826
Credit card receivables in foreign currencies		—		—		48,317		48,317
Bonds purchased under repurchase agreements		—		2,364,172		—		2,364,172
Privately placed bonds		—		966,832		—		966,832
Factored receivables		117		4		—		121
Lease receivables		489,357		434,148		—		923,505
Loans for installment credit		6,028,871		553,540		—		6,582,411

		186,569,690		219,637,555		21,952,143		428,159,388

Proportion (%)		43.57		51.30		5.13		100.00
Less: Allowances for credit losses		(1,323,343)		(2,581,209)		(905,358)		(4,809,910)

	~~W~~	185,246,347	~~W~~	217,056,346	~~W~~	21,046,785	~~W~~	423,349,478

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

9.3 Details of loan types and customer types of loans to customers other than banks as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	177,278,504	~~W~~	177,766,170	~~W~~	—	~~W~~	355,044,674
Loans in foreign currencies		4,667,895		26,052,080		—		30,719,975
Domestic import usance bills		—		4,499,072		—		4,499,072
Off-shore funding loans		—		908,266		—		908,266
Call loans		—		119,066		—		119,066
Bills bought in Korean won		—		285,727		—		285,727
Bills bought in foreign currencies		—		1,780,874		—		1,780,874
Guarantee payments under acceptances and guarantees		1		18,459		—		18,460
Credit card receivables in Korean won		—		—		22,562,217		22,562,217
Credit card receivables in foreign currencies		—		—		47,376		47,376
Bonds purchased under repurchase agreements		—		3,151,157		—		3,151,157
Privately placed bonds		—		719,079		—		719,079
Factored receivables		111		5		—		116
Lease receivables		576,165		558,318		—		1,134,483
Loans for installment credit		5,915,223		542,413		—		6,457,636

		188,437,899		216,400,686		22,609,593		427,448,178

Proportion (%)		44.08		50.63		5.29		100.00
Less: Allowances for credit losses		(1,337,366)		(1,983,825)		(837,842)		(4,159,033)

	~~W~~	187,100,533	~~W~~	214,416,861	~~W~~	21,771,751	~~W~~	423,289,145

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	602,037	~~W~~	284,816	~~W~~	450,513	~~W~~	522,552	~~W~~	561,936	~~W~~	901,288	~~W~~	163,185	~~W~~	354,315	~~W~~	320,342
Transfer between stages:
Transfer to 12-month expected credit losses		91,029		(88,463)		(2,566)		83,929		(75,845)		(8,084)		80,201		(77,860)		(2,341)
Transfer to lifetime expected credit losses		(70,118)		92,841		(22,723)		(66,347)		99,663		(33,316)		(20,326)		21,768		(1,442)
Impairment		(7,827)		(62,218)		70,045		(4,705)		(75,483)		80,188		(2,039)		(32,746)		34,785
Write-offs		—		—		(337,062)		—		(1)		(113,211)		—		—		(275,640)
Sales		(837)		(460)		(11,418)		—		(229)		(14,223)		—		—		—
Provision (reversal) for credit losses [1,2]		(50,598)		61,578		313,799		259,077		163,069		255,571		(20,723)		33,341		349,565
Others (exchange differences, etc.)		1,467		681		8,827		(1,972)		2,029		48,353		172		—		(19,199)

Ending	~~W~~	565,153	~~W~~	288,775	~~W~~	469,415	~~W~~	792,534	~~W~~	675,139	~~W~~	1,116,566	~~W~~	200,470	~~W~~	298,818	~~W~~	406,070

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	474,475	~~W~~	242,819	~~W~~	288,912	~~W~~	448,084	~~W~~	477,993	~~W~~	960,964	~~W~~	175,168	~~W~~	322,649	~~W~~	294,327
Transfer between stages:
Transfer to 12-month expected credit losses		78,655		(77,075)		(1,580)		82,540		(81,219)		(1,321)		49,553		(46,065)		(3,488)
Transfer to lifetime expected credit losses		(57,507)		72,432		(14,925)		(48,245)		64,055		(15,810)		(23,534)		24,852		(1,318)
Impairment		(19,129)		(53,535)		72,664		(39,582)		(37,354)		76,936		(1,354)		(24,800)		26,154
Write-offs		—		(1)		(222,085)		—		(2)		(324,339)		—		—		(213,076)
Sales		(778)		(77)		(6,474)		—		—		(10,365)		—		—		—
Provision (reversal) for credit losses [1,2]		52,248		61,075		194,870		49,501		61,471		15,186		(17,833)		55,220		209,936
Others (exchange differences, etc.)		386		795		1,210		4,687		6,038		(5,305)		(116)		—		(7,285)

Ending	~~W~~	528,350	~~W~~	246,433	~~W~~	312,592	~~W~~	496,985	~~W~~	490,982	~~W~~	695,946	~~W~~	181,884	~~W~~	331,856	~~W~~	305,250

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 18.2), provision (reversal) for credit losses of financial guarantee contracts (Note 18.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~163,118 million and ~~W~~259,952 million of collections from written-off loans for the six-month periods ended June 30, 2023 and 2022, respectively.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~9,762,167 million and ~~W~~9,830,171 million as of June 30, 2023 and December 31, 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

10.2 Changes in gross carrying amount of loans for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	399,089,134	~~W~~	34,563,171	~~W~~	3,547,610
Transfer between stages:
Transfer to 12-month expected credit losses		20,088,610		(19,796,574)		(292,036)
Transfer to lifetime expected credit losses (non-impaired)		(21,573,449)		22,021,948		(448,499)
Transfer to lifetime expected credit losses (impaired)		(1,051,748)		(1,558,627)		2,610,375
Write-offs		—		(1)		(725,913)
Sales		(3,010,965)		(35,026)		(145,781)
Net increase (decrease) (execution, repayment, and others)		9,757,813		(3,319,032)		45,485

Ending	~~W~~	403,299,395	~~W~~	31,875,859	~~W~~	4,591,241

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	381,796,028	~~W~~	32,788,361	~~W~~	3,485,825
Transfer between stages:
Transfer to 12-month expected credit losses		18,330,222		(18,228,519)		(101,703)
Transfer to lifetime expected credit losses (non-impaired)		(20,415,488)		20,622,132		(206,644)
Transfer to lifetime expected credit losses (impaired)		(412,514)		(824,372)		1,236,886
Write-offs		—		(3)		(759,500)
Sales		(3,098,796)		(13,868)		(72,338)
Net increase (decrease) (execution, repayment, and others)		22,444,356		(1,648,362)		(138,021)

Ending	~~W~~	398,643,808	~~W~~	32,695,369	~~W~~	3,444,505

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	11,585,723	~~W~~	9,310,991
Financial bonds		11,279,702		12,509,496
Corporate bonds		6,146,998		4,983,552
Asset-backed securities		126,908		164,543
Beneficiary certificates		19,753,452		19,838,465
Derivative-linked securities		1,859,193		1,625,950
Other debt securities		19,175,605		17,466,400
Equity securities:
Stocks		3,652,283		2,926,094
Other equity securities		655,230		613,969
Loans:
Privately placed bonds		142,929		158,731
Other loans		34,016		334,831
Due from financial institutions:
Other due from financial institutions		103,568		69,469
Others		89,012		90,006

	~~W~~	74,604,619	~~W~~	70,092,497

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	30,630,084	~~W~~	29,556,711
Financial bonds		22,129,814		22,009,492
Corporate bonds		22,233,931		24,134,382
Asset-backed securities		1,578,723		662,791
Other debt securities		283,757		284,977
Equity securities:				—
Stocks		1,873,521		1,907,737
Equity investments		9,559		17,096
Other equity securities		652,508		410,960
Loans:				—
Privately placed bonds		691,667		549,272

		80,083,564		79,533,418

Financial assets at amortized cost
Debt securities:
Government and public bonds		6,235,202		6,520,633
Financial bonds		12,328,245		10,965,141
Corporate bonds		9,822,398		10,642,200
Asset-backed securities		8,059,889		7,432,860
Other debt securities		454,378		363,985
Less: Allowances for credit losses		(14,118)		(5,578)

		36,885,994		35,919,241

	~~W~~	116,969,558	~~W~~	115,452,659

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)		2023				2022
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	—	~~W~~	1,999	~~W~~	—	~~W~~	409
	Unlisted		—		14,406		—		22,140
Other equity securities			—		13,147		—		5,231

		~~W~~	—	~~W~~	29,552	~~W~~	—	~~W~~	27,780

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)		2023				2022
		Disposal price		Accumulated other comprehensive income as of disposal date		Disposal price		Accumulated other comprehensive loss as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	37,295	~~W~~	35,961	~~W~~	2,175	~~W~~	(396)
	Unlisted		—		—		—		—

		~~W~~	37,295	~~W~~	35,961	~~W~~	2,175	~~W~~	(396)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

11.4 Provision (reversal) for credit losses of financial investments for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	9,812	~~W~~	(1,959)	~~W~~	7,853
Loans measured at fair value through other comprehensive income		78		(3)		75
Securities measured at amortized cost		9,186		(659)		8,527

	~~W~~	19,076	~~W~~	(2,621)	~~W~~	16,455

(In millions of Korean won)	2022
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	2,802	~~W~~	(1,025)	~~W~~	1,777
Loans measured at fair value through other comprehensive income		156		(140)		16
Securities measured at amortized cost		1,085		(321)		764

	~~W~~	4,043	~~W~~	(1,486)	~~W~~	2,557

11.5 Changes in allowances for credit losses of financial investments for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	16,343	~~W~~	270	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(442)		(270)		—
Provision for credit losses		16,455		—		—
Others		(227)		—		—

Ending	~~W~~	32,129	~~W~~	—	~~W~~	76

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	18,373	~~W~~	28	~~W~~	76
Transfer between stages:						—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(387)		(8)		—
Provision for credit losses		2,142		415		—
Others		701		—		—

Ending	~~W~~	20,829	~~W~~	435	~~W~~	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

12. Investments in Associates and Joint Ventures

12.1 Details of investments in associates and joint ventures as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	3,601	~~W~~	6,069	~~W~~	6,069	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		96,516		91,678		88,705	Investment finance	Korea
Hahn & Company No. 4-3 Private Equity Fund	24.82		6,947		6,416		6,427	Investment finance	Korea
Aju Good Technology Venture Fund	38.47		343		18,899		18,896	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(10,865)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	17.86		440		102		102	Research, consulting, and big data	Korea
Paycoms Co., Ltd. [3]	12.24		800		155		156	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		652		1,440	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		2,491		2,491	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		6,043		6,043	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		5,036		5,036	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		25,927		32,135		32,832	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,500		4,500	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		9,072		12,442		12,442	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		10,050		15,510		14,760	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,599		3,721		3,722	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		952		953	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		23,801		26,876		26,876	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		17,565		15,981		16,044	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		19,575		16,592		16,606	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
WJ Private Equity Fund No.1	26.95	~~W~~	10,000	~~W~~	9,569	~~W~~	9,569	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,386		10,386	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		8,691		10,636		10,637	Asset management	Korea
December & Company Inc. [1]	16.78		29,951		1,777		1,778	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		1,086		1,086	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,325		3,325	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		10,650		8,127		8,127	Investment finance	Korea
G payment Joint Stock Company	43.84		9,374		3,486		9,465	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,943		1,943	Investment finance	Korea
KB-BridgePole Venture Investment Fund [1]	6.30		850		826		826	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,797		2,797	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.06		988		938		938	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.52		818		784		784	Investment finance	Korea
SKS-VLP New Technology Investment Fund No.2	23.11		1,156		1,109		1,109	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		46,273		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		4,890		3,753		3,753	Investment finance	Korea
JS Private Equity Fund No.3	20.48		1,700		1,646		1,646	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,964		1,964	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund [1]	10.34		2,000		1,949		1,949	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		42,471		42,471	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		981		981	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		3,000		2,844		2,844	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KTB Technology Venture Fund [2]	50.90	~~W~~	16,800	~~W~~	16,147	~~W~~	16,147	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund [2]	88.23		19,800		18,057		18,057	Investment finance	Korea
Paramark KB Fund No.1 [1]	17.34		13,789		12,545		12,545	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		9,476		9,477		9,412	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	43.96		2,000		1,987		1,987	Investment finance	Korea
History 2022 Fintech Fund	34.78		2,000		1,960		1,960	Investment finance	Korea
PEBBLES-MW M.C.E New Technology Investment Fund 1st	23.26		1,671		1,640		1,640	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		13,700		13,036		13,036	Investment finance	Korea
TMAP Mobility Co., Ltd. [1]	8.25		200,000		56,116		188,444	Application software development and supply	Korea
Nextrade Co., Ltd. [1]	6.64		9,700		9,492		9,492	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,338		1,338	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,995		1,961		1,961	Investment finance	Korea
Lakewood-AVES Fund No.1	39.06		2,000		1,980		1,980	Investment finance	Korea
MW-Pyco NewWave New Technology Investment Fund 4th 2	51.30		2,000		1,986		1,986	Investment finance	Korea
Bitgoeul Cheomdan Green 1st Co., Ltd.	19.00		190		189		189	Electricity	Korea
KB-SUSUNG 1st Inverstment Fund	10.00		2,000		1,990		1,990	Investment finance	Korea
Friend 55 New Technology Business Investment Fund	53.30		1,200		1,195		1,195	Investment finance	Korea
Others			1,742		217		1,056

		~~W~~	743,446	~~W~~	565,368	~~W~~	666,893

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	3,601	~~W~~	5,978	~~W~~	5,978	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		96,516		90,653		90,617	Investment finance	Korea
Aju Good Technology Venture Fund	38.47		8,143		19,840		19,836	Investment finance	Korea
KG Capital Co., Ltd.	49.00		9,800		20,250		19,162	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(15,963)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	17.86		440		60		60	Research, consulting, and big data	Korea
Paycoms Co., Ltd. [3]	12.24		800		201		213	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		696		1,399	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		1,892		1,892	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		4,959		4,959	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,266		4,266	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		25,927		21,735		22,432	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,798		4,798	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		9,744		13,794		13,794	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		12,450		17,801		17,051	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,599		3,773		3,773	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		957		957	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		23,801		25,144		25,144	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		18,041		16,539		16,539	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		21,375		19,180		19,180	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,542		9,542	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,244		10,244	Asset management	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00	~~W~~	10,006	~~W~~	12,554	~~W~~	12,554	Asset management	Korea
December & Company Inc. [1]	16.78		29,951		3,735		16,029	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		630		630	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,321		3,321	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		12,775		10,483		10,483	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		2,917		9,281	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,965		1,965	Investment finance	Korea
KB-BridgePole Venture Investment Fund [1]	6.30		850		835		835	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,826		2,826	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.06		988		949		949	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.52		818		792		792	Investment finance	Korea
SKS-VLP New Technology Investment Fund No.2	23.11		1,156		1,121		1,121	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		45,157		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		2,137		1,475		1,475	Investment finance	Korea
JS Private Equity Fund No.3	20.48		1,700		1,664		1,664	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,979		1,979	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund [1]	10.34		2,000		1,970		1,970	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,468		43,468	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		989		989	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,000		1,870		1,870	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.90		16,800		16,256		16,256	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-SOLIDUS Healthcare Investment Fund [2]	88.23	~~W~~	19,800	~~W~~	18,651	~~W~~	18,651	Investment finance	Korea
Paramark KB Fund No.1 [1]	17.34		12,199		10,966		10,966	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		7,268		7,269		7,233	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	43.96		2,000		1,977		1,977	Investment finance	Korea
History 2022 Fintech Fund	34.78		2,000		1,981		1,981	Investment finance	Korea
PEBBLES-MW M.C.E New Technology Investment Fund 1st	23.26		2,000		1,982		1,982	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		9,350		9,043		9,043	Investment finance	Korea
TMAP Mobility Co., Ltd. [1]	8.25		200,000		61,518		194,455	Application software development and supply	Korea
Nextrade Co., Ltd. [1]	6.64		9,700		9,700		9,700	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,345		1,345	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,995		1,995		1,995	Investment finance	Korea
Others			2,029		(741)		1,049

		~~W~~	743,867	~~W~~	558,981	~~W~~	682,670

[1]

As of June 30, 2023 and December 31, 2022, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 21.68% and 21.68% as of June 30, 2023 and December 31, 2022, respectively, considering the potential voting rights of convertible bonds.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of June 30, 2023 and December 31, 2022, respectively, considering the potential voting rights of convertible bonds.
[5]	As of June 30, 2023 and December 31, 2022, the Group participates in the investment management committee but cannot exercise control.
[6]	The investment was classified as assets of a disposal group held for sale as of June 30, 2023.

In accordance with Korean IFRS No.1028 Investments in Associates and Joint Ventures, the Group elected an exemption from applying the equity method for 47 companies including Banksalad Co., Ltd. and classified them as financial assets at fair value through profit or loss.

Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

13. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023
	Assets		Liabilities		Net amount
Other provisions	~~W~~	192,440	~~W~~	—	~~W~~	192,440
Allowances for credit losses		31,412		—		31,412
Impairment losses of property and equipment		10,075		(1,410)		8,665
Stock index-linked deposit interest		—		—		—
Share-based payments		18,200		—		18,200
Provisions for acceptances and guarantees		52,090		—		52,090
Gains or losses on valuation of derivatives		168,262		(268,211)		(99,949)
Present value discount		14,874		(13)		14,861
Gains or losses on fair value hedge		—		(79,861)		(79,861)
Accrued interest		—		(182,743)		(182,743)
Deferred loan origination fees and costs		15,005		(184,059)		(169,054)
Advanced depreciation provision		—		(4,009)		(4,009)
Gains or losses on revaluation		313		(291,292)		(290,979)
Investments in subsidiaries and others		52,555		(336,291)		(283,736)
Gains or losses on valuation of security investment		1,705,224		(61,007)		1,644,217
Defined benefit liabilities		519,410		(1,483)		517,927
Accrued expenses		182,722		—		182,722
Retirement insurance expense		—		(620,640)		(620,640)
Adjustments to the prepaid contributions		—		(31,542)		(31,542)
Derivative-linked securities		7,000		(145,354)		(138,354)
Others		960,713		(3,495,190)		(2,534,477)

		3,930,295		(5,703,105)		(1,772,810)

Offsetting of deferred income tax assets and liabilities		(3,658,519)		3,658,517		(2)

	~~W~~	271,776	~~W~~	(2,044,588)	~~W~~	(1,772,812)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

13. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2022
	Assets		Liabilities		Net amount
Other provisions	~~W~~	195,191	~~W~~	—	~~W~~	195,191
Allowances for credit losses		2,139		(12,259)		(10,120)
Impairment losses of property and equipment		6,088		(1,476)		4,612
Share-based payments		21,406		—		21,406
Provisions for acceptances and guarantees		39,787		—		39,787
Gains or losses on valuation of derivatives		135,985		(207,778)		(71,793)
Present value discount		20,247		(2,571)		17,676
Gains or losses on fair value hedge		—		(93,833)		(93,833)
Accrued interest		—		(168,068)		(168,068)
Deferred loan origination fees and costs		13,675		(185,723)		(172,048)
Advanced depreciation provision		—		(4,018)		(4,018)
Gains or losses on revaluation		315		(292,373)		(292,058)
Investments in subsidiaries and others		48,693		(203,130)		(154,437)
Gains or losses on valuation of security investment		1,951,876		(46,551)		1,905,325
Defined benefit liabilities		497,982		(799)		497,183
Accrued expenses		268,529		—		268,529
Retirement insurance expense		—		(583,156)		(583,156)
Adjustments to the prepaid contributions		—		(27,986)		(27,986)
Derivative-linked securities		10,102		(283,840)		(273,738)
Others		2,534,543		(3,404,605)		(870,062)

		5,746,558		(5,518,166)		228,392

Offsetting of deferred income tax assets and liabilities		(5,558,186)		3,943,212		(1,614,974)

	~~W~~	188,372	~~W~~	(1,574,954)	~~W~~	(1,386,582)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

14. Financial Liabilities at Fair Value through Profit or Loss

14.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	2,682,215	~~W~~	2,102,537
Others		89,171		90,673

		2,771,386		2,193,210

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		9,273,033		10,078,394

		9,273,033		10,078,394

	~~W~~	12,044,419	~~W~~	12,271,604

14.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Amount contractually required to pay at maturity	~~W~~	9,132,381	~~W~~	9,973,340
Carrying amount		9,273,033		10,078,394

Difference	~~W~~	(140,652)	~~W~~	(105,054)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

15. Deposits

Details of deposits as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Demand deposits
Demand deposits in Korean won	~~W~~	150,972,799	~~W~~	152,079,457
Demand deposits in foreign currencies		11,619,738		12,844,385

		162,592,537		164,923,842

Time deposits
Time deposits in Korean won		194,173,095		194,117,692
Fair value adjustments of fair value hedged time deposits in Korean won		(767)		—

		194,172,328		194,117,692

Time deposits in foreign currencies		24,685,867		23,529,633
Fair value adjustments of fair value hedged time deposits in foreign currencies		(8,855)		(8,591)

		24,677,012		23,521,042

		218,849,340		217,638,734

Certificates of deposits		9,788,372		6,325,876

Investment contract liabilities		4,851,357		5,040,452

	~~W~~	396,081,606	~~W~~	393,928,904

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

16. Borrowings

16.1 Details of borrowings as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
General borrowings	~~W~~	54,492,441	~~W~~	55,789,869
Bonds sold under repurchase agreements and others		11,010,409		11,773,494
Call money		3,759,147		4,154,003

	~~W~~	69,261,997	~~W~~	71,717,366

16.2 Details of general borrowings as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of June 30, 2023	June 30, 2023		December 31, 2022
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25 ~ 2.00	~~W~~	6,813,964	~~W~~	8,282,289
	Borrowings from the government	SEMAS and others	0.00 ~ 3.17		2,611,941		2,670,867
	Borrowings from banks	Shinhan Bank and others	0.00 ~ 6.96		917,300		914,360
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	1.46 ~ 6.96		2,209,224		2,189,510
	Other borrowings	The Korea Development Bank and others	0.00 ~ 7.65		20,856,746		19,806,869

					33,409,175		33,863,895

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—		11,479		18,266
	Borrowings from banks	Citicorp International Ltd and others	0.00 ~ 13.50		16,466,442		16,296,725
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.58 ~ 6.27		30,033		38,249
	Other borrowings	Standard Chartered Bank and others	0.00 ~ 12.00		4,575,312		5,572,734

					21,083,266		21,925,974

				~~W~~	54,492,441	~~W~~	55,789,869

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

17. Debentures

17.1 Details of debentures as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	Interest rate (%) as of June 30, 2023	June 30, 2023		December 31, 2022
Debentures in Korean won
Structured debentures	5.86 ~ 8.62	~~W~~	680	~~W~~	710
Exchangeable bonds *	—		240,000		240,000
Subordinated fixed rate debentures	2.02 ~ 7.86		4,454,320		5,354,890
Fixed rate debentures	1.02 ~ 13.70		47,768,995		45,424,094
Floating rate debentures	3.41 ~ 6.03		3,300,000		5,455,000

			55,763,995		56,474,694
Fair value adjustments of fair value hedged debentures in Korean won			(204,476)		(249,629)
Less: Discount on debentures in Korean won			(30,502)		(29,166)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			(6,783)		(8,435)

			55,522,234		56,187,464

Debentures in foreign currencies
Floating rate debentures	3.56 ~ 6.68		1,790,599		2,168,341
Fixed rate debentures	0.05 ~ 12.00		11,077,994		10,482,244

			12,868,593		12,650,585
Fair value adjustments of fair value hedged debentures in foreign currencies			(88,405)		(95,865)
Less: Discount on debentures in foreign currencies			(41,778)		(43,981)

			12,738,410		12,510,739

		~~W~~	68,260,644	~~W~~	68,698,203

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchange right is from the 60th day of the issuance date to 10 days before the maturity date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

18. Provisions

18.1 Details of provisions as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Provisions for credit losses of unused loan commitments	~~W~~	364,359	~~W~~	342,182
Provisions for credit losses of acceptances and guarantees		195,518		153,529
Provisions for credit losses of financial guarantee contracts		6,341		2,955
Provisions for restoration costs		155,122		159,033
Others		256,969		276,002

	~~W~~	978,309	~~W~~	933,701

18.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	179,885	~~W~~	151,067	~~W~~	11,230	~~W~~	26,906	~~W~~	118,724	~~W~~	7,899
Transfer between stages:
Transfer to 12-month expected credit losses		54,901		(52,872)		(2,029)		(3,620)		(374)		3,994
Transfer to lifetime expected credit losses		(10,944)		11,227		(283)		(205)		306		(101)
Impairment		(312)		(1,581)		1,893		—		(113)		113
Provision (reversal) for credit losses		6,292		14,953		(830)		8,718		35,055		(5,102)
Others (exchange differences, etc.)		1,160		598		4		404		2,715		199

Ending	~~W~~	230,982	~~W~~	123,392	~~W~~	9,985	~~W~~	32,203	~~W~~	156,313	~~W~~	7,002

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

18.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)
	2022
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	153,997	~~W~~	146,619	~~W~~	8,024	~~W~~	27,397	~~W~~	82,170	~~W~~	11,537
Transfer between stages:
Transfer to 12-month expected credit losses		29,231		(28,437)		(794)		1,104		(1,104)		—
Transfer to lifetime expected credit losses		(8,405)		8,749		(344)		(304)		965		(661)
Impairment		(136)		(1,140)		1,276		(9)		(138)		147
Provision (reversal) for credit losses		(8,237)		7,406		206		(4,471)		53,525		(3,852)
Others (exchange differences, etc.)		1,493		622		—		2,025		5,217		20

Ending	~~W~~	167,943	~~W~~	133,819	~~W~~	8,368	~~W~~	25,742	~~W~~	140,635	~~W~~	7,191

18.3 Changes in provisions for credit losses of financial guarantee contracts for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Beginning	~~W~~	2,955	~~W~~	5,351
Provision		3,386		2,285
Others		—		(819)

Ending	~~W~~	6,341	~~W~~	6,817

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

18.4 Changes in provisions for restoration costs for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Beginning	~~W~~	159,033	~~W~~	152,186
Provision		3,933		6,101
Reversal		(1,586)		(1,559)
Used		(9,551)		(9,640)
Unwinding of discount		3,141		1,372
Effect of changes in discount rate		152		68

Ending	~~W~~	155,122	~~W~~	148,528

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

18.5 Changes in other provisions for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	46	~~W~~	2,794	~~W~~	113,527	~~W~~	159,635	~~W~~	276,002
Increase		36		1,969		1,504		13,602		17,111
Decrease		(33)		(1,758)		(32,658)		(9,681)		(44,130)
Others		—		—		3,542		4,444		7,986

Ending	~~W~~	49	~~W~~	3,005	~~W~~	85,915	~~W~~	168,000	~~W~~	256,969

(In millions of Korean won)	2022
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	22,902	~~W~~	3,062	~~W~~	55,168	~~W~~	109,174	~~W~~	190,306
Increase		39,302		1,358		1,618		13,600		55,878
Decrease		(38,491)		(1,510)		(816)		(11,681)		(52,498)
Others		—		—		120		—		120

Ending	~~W~~	23,713	~~W~~	2,910	~~W~~	56,090	~~W~~	111,093	~~W~~	193,806

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

19. Net Defined Benefit Liabilities

19.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

19.2 Details of net defined benefit liabilities as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Present value of defined benefit obligation	~~W~~	2,143,690	~~W~~	2,215,330
Fair value of plan assets		(2,499,981)		(2,608,519)

Net defined benefit liabilities (asset) *	~~W~~	(356,291)	~~W~~	(393,189)

*

As of June 30, 2023, the net defined benefit asset of ~~W~~ 356,291 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 112,351 million from the net defined benefit asset of ~~W~~ 468,642 million. Similarly, as of December 31, 2022, the net defined benefit asset of ~~W~~ 393,189 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 85,745 million from the net defined benefit asset of ~~W~~ 478,934 million.

19.3 Details of post-employment benefits recognized in profit or loss for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Current service cost	~~W~~	98,367	~~W~~	123,917
Net interest expense on net defined benefit liabilities		(11,467)		991

Post-employment benefits *	~~W~~	86,900	~~W~~	124,908

*

Includes post-employment benefits amounting to ~~W~~ 9,602 million recognized as insurance service expenses, ~~W~~ 1,412 million recognized as other operating expenses and ~~W~~ 69 million recognized as advanced payments for the six-month period ended June 30, 2023, and ~~W~~ 14,086 million recognized as insurance service expenses and ~~W~~ 1,509 million recognized as other operating expenses for the six-month period ended June 30, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

20. Equity

20.1 Share Capital

20.1.1 Details of share capital as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won and in number of shares)	June 30, 2023		December 31, 2022
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		403,511,072		408,897,068
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

20.1.2 Changes in outstanding shares for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In number of shares)	2023	2022
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	(5,385,996)	—

Ending	384,248,339	389,634,335

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.2 Hybrid Securities

Details of hybrid securities classified as equity as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of June 30, 2023	June 30, 2023		December 31, 2022
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,829		478,829
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		19,906
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
The 11-1st	Feb. 3, 2023	Perpetual bond	4.90		548,681		—
The 11-2nd	Feb. 3, 2023	Perpetual bond	5.03		49,871		—

				~~W~~	5,032,803	~~W~~	4,434,251

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 1,282,993 million issued by Kookmin Bank, hybrid securities of ~~W~~ 102,673 million issued by KB Securities Co., Ltd. and hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

20.3 Capital Surplus

Details of capital surplus as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		3,928,359		4,219,856
Consideration for exchange right of exchangeable bonds		11,932		11,933

	~~W~~	16,649,233	~~W~~	16,940,731

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Remeasurements of net defined benefit liabilities	~~W~~	(79,598)	~~W~~	(88,770)
Currency translation differences		338,564		254,446
Losses on financial instruments at fair value through other comprehensive income		(5,295,873)		(6,081,560)
Share of other comprehensive loss of associates and joint ventures		(4,525)		(3,342)
Gains on cash flow hedging instruments		5,400		19,632
Losses on hedging instruments of net investments in foreign operations		(154,138)		(114,742)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(9,522)		41,063
Insurance finance income		7,109,780		7,285,794

	~~W~~	1,910,088	~~W~~	1,312,521

20.5 Retained Earnings

20.5.1 Details of retained earnings as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Legal reserves *	~~W~~	1,007,685	~~W~~	839,235
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		28,863,935		27,101,037

	~~W~~	30,853,620	~~W~~	28,922,272

*

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

20.5.2.1 Details of regulatory reserve for credit losses as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,934,939	~~W~~	4,355,734
Non-controlling interests		168,931		89,214

	~~W~~	4,103,870	~~W~~	4,444,948

20.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won, except for per share amounts)	2023				2022
	Three months		Six months		Three months		Six months
Provision (reversal) of regulatory reserve for credit losses	~~W~~	(107,158)	~~W~~	(420,795)	~~W~~	131,953	~~W~~	209,943
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,558,144		3,328,708		1,049,348		2,409,397
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		4,055		8,620		2,693		6,184
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		3,967		8,424		2,636		6,045

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.6 Treasury Shares

Changes in treasury shares for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won and in number of shares)	2023
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		19,262,733		5,385,996		(5,385,996)		19,262,733
Carrying amount	~~W~~	836,188	~~W~~	271,745	~~W~~	(242,096)	~~W~~	865,837

(In millions of Korean won and in number of shares)	2022
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		(3,455,426)		22,718,159
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	(150,000)	~~W~~	986,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

21. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month and six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	514	~~W~~	999	~~W~~	751	~~W~~	1,601
Securities measured at fair value through profit or loss		337,366		667,458		203,648		389,305
Loans measured at fair value through profit or loss		3,269		6,169		3,013		5,243
Securities measured at fair value through other comprehensive income		532,805		1,044,541		425,279		698,290
Loans measured at fair value through other comprehensive income		9,033		16,608		3,433		6,350
Due from financial institutions measured at amortized cost		88,205		164,089		27,080		47,859
Securities measured at amortized cost		272,049		527,131		74,203		256,828
Loans measured at amortized cost		5,762,190		11,314,216		3,869,793		7,423,423
Insurance finance income		5,748		11,298		4,253		9,221
Others		119,481		244,734		81,995		161,640

		7,130,660		13,997,243		4,693,448		8,999,760

Interest expense
Deposits		2,423,201		4,766,124		844,270		1,575,588
Borrowings		627,183		1,209,494		245,363		423,973
Debentures		477,976		1,107,182		349,766		675,653
Insurance finance expense		428,573		869,684		391,744		775,843
Others		200,057		285,496		41,053		75,940

		4,156,990		8,237,980		1,872,196		3,526,997

Net interest income	~~W~~	2,973,670	~~W~~	5,759,263	~~W~~	2,821,252	~~W~~	5,472,763

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

22. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month and six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	~~W~~	45,236	~~W~~	91,164	~~W~~	45,519	~~W~~	89,716
Lending activity fees		26,125		51,452		21,365		40,627
Credit card and debit card related fees		394,943		797,531		380,041		750,414
Agent activity fees		49,089		103,624		46,855		90,754
Trust and other fiduciary fees		100,700		189,405		86,703		170,180
Fund management related fees		32,042		65,112		28,334		70,275
Acceptances and guarantees fees		18,756		34,487		18,255		33,315
Foreign currency related fees		77,980		152,985		71,380		136,933
Securities agency fees		28,899		59,117		34,920		66,702
Other business account commission on consignment		8,329		21,035		8,663		21,216
Commissions received on securities business		202,359		340,011		181,255		399,726
Lease fees		272,593		536,156		240,051		481,981
Others		104,663		254,337		151,963		298,394

		1,361,714		2,696,416		1,315,304		2,650,233

Fee and commission expense
Trading activity related fees *		14,501		26,261		10,837		21,693
Lending activity fees		7,939		17,012		10,928		21,734
Credit card and debit card related fees		221,458		428,910		189,572		384,551
Outsourcing related fees		39,726		83,035		42,162		76,337
Foreign currency related fees		20,774		41,309		14,868		29,089
Others		105,912		234,479		112,381		225,017

		410,310		831,006		380,748		758,421

Net fee and commission income	~~W~~	951,404	~~W~~	1,865,410	~~W~~	934,556	~~W~~	1,891,812

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

23. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

23.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month and six-month periods ended June 30, 2023 and 2022, are as follows:

	2023				2022
(In millions of Korean won)	Three months		Six months		Three months		Six months
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	487,684	~~W~~	1,977,155	~~W~~	613,373	~~W~~	1,125,233
Equity securities		204,288		523,954		112,884		294,579

		691,972		2,501,109		726,257		1,419,812

Derivatives held for trading:
Interest rate		(104,886)		3,193,824		4,276,043		9,516,285
Currency		1,942,399		5,957,222		5,790,016		8,077,841
Stock or stock index		460,017		1,382,063		445,631		1,028,906
Credit		13,742		24,600		39,637		52,911
Commodity		9,705		19,208		8,308		16,897
Others		48,719		116,979		37,365		109,496

		2,369,696		10,693,896		10,597,000		18,802,336

Financial liabilities at fair value through profit or loss		80,383		118,545		21,701		143,550
Other financial instruments		(253)		403		16		91

		3,141,798		13,313,953		11,344,974		20,365,789

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		301,941		588,402		1,412,026		2,624,780
Equity securities		119,568		185,368		408,016		639,408

		421,509		773,770		1,820,042		3,264,188

Derivatives held for trading:
Interest rate		(425,935)		3,071,500		3,967,216		8,814,240
Currency		2,137,888		6,236,181		5,871,723		8,257,453
Stock or stock index		497,435		1,175,056		751,137		1,573,020
Credit		14,121		27,935		30,311		43,061
Commodity		10,190		25,721		8,271		15,146
Others		28,273		96,714		94,754		283,130

		2,261,972		10,633,107		10,723,412		18,986,050

Financial liabilities at fair value through profit or loss		61,851		214,536		793		34,187
Other financial instruments		(261)		210		52		60

		2,745,071		11,621,623		12,544,299		22,284,485

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	396,727	~~W~~	1,692,330	~~W~~	(1,199,325)	~~W~~	(1,918,696)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

23.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month and six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	134,470	~~W~~	287,427	~~W~~	356,260	~~W~~	847,762

		134,470		287,427		356,260		847,762

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		145,290		820,443		30,202		127,862

		145,290		820,443		30,202		127,862

Net gains (losses) on financial instruments designated at fair value through profit or loss	~~W~~	(10,820)	~~W~~	(533,016)	~~W~~	326,058	~~W~~	719,900

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

24. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	2,118	~~W~~	2,650	~~W~~	—	~~W~~	3
Gains on disposal of financial instruments at fair value through other comprehensive income		8,675		55,044		2,111		8,657

		10,793		57,694		2,111		8,660

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		54,086		73,441		45,716		58,325
Gains on disposal of securities measured at amortized cost		3		118		—		—

		54,089		73,559		45,716		58,325

Gains on hedge accounting		(34,950)		129,513		370,598		763,811
Gains on foreign exchange transactions		1,245,891		4,356,123		3,345,269		4,231,946
Dividend income		9,171		29,552		4,847		27,780
Others		153,792		286,228		108,837		216,533

		1,438,786		4,932,669		3,877,378		5,307,055

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		—		2		1,227		1,553
Losses on disposal of financial instruments at fair value through other comprehensive income		88,114		116,664		66,194		91,865

		88,114		116,666		67,421		93,418

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		11,123		15,896		3,586		6,468

		11,123		15,896		3,586		6,468

Losses on hedge accounting		(14,602)		176,586		384,634		723,380
Losses on foreign exchanges transactions		1,046,755		3,849,957		3,056,798		3,860,057
Deposit insurance fee		141,787		284,483		134,726		263,747
Credit guarantee fund fee		75,638		149,411		68,917		134,701
Depreciation expenses of operating lease assets		177,103		350,486		166,502		329,188
Others		370,952		707,392		332,643		650,252

		1,896,870		5,650,877		4,215,227		6,061,211

Net other operating expenses	~~W~~	(458,084)	~~W~~	(718,208)	~~W~~	(337,849)	~~W~~	(754,156)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

25. General and Administrative Expenses

25.1 Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Expenses related to employee
Employee benefits - salaries	~~W~~	675,869	~~W~~	1,338,347	~~W~~	673,833	~~W~~	1,308,920
Employee benefits - others		204,843		435,253		216,337		433,014
Post-employment benefits - defined benefit plans		39,099		75,886		55,487		109,313
Post-employment benefits - defined contribution plans		6,392		14,087		8,922		15,378
Termination benefits		3,263		4,219		21		428
Share-based payments		15,307		26,668		(17,518)		23,180

		944,773		1,894,460		937,082		1,890,233

Depreciation and amortization		211,331		416,864		197,195		386,944

Other general and administrative expenses		23,367		48,342		22,316		46,398
Rental expense		101,115		169,892		72,103		130,928
Tax and dues		10,992		22,405		12,522		24,193
Communication		8,752		18,610		6,776		15,127
Electricity and utilities		2,496		4,488		2,491		4,825
Publication		10,464		21,652		11,435		20,535
Repairs and maintenance		4,304		8,514		4,444		8,253
Vehicle		5,077		8,906		4,718		6,846
Travel		10,900		19,732		9,257		16,883
Training		57,354		109,784		56,470		105,837
Service fees		82,139		177,498		73,002		139,158
Electronic data processing expenses		56,499		100,491		66,751		98,156
Advertising		63,379		137,590		76,292		139,916
Others		436,838		847,904		418,577		757,055

	~~W~~	1,592,942	~~W~~	3,159,228	~~W~~	1,552,854	~~W~~	3,034,232

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.2 Share-based Payments

25.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

25.2.1.1 Details of stock grants linked to long-term performance as of June 30, 2023, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 30	Apr. 1, 2021	3,070	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 33	Jan. 1, 2022	57,464	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 35	May 27, 2022	6,364	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 36	Jan. 1, 2023	83,561	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2015		3,183	Satisfied
Deferred grant in 2016		943	Satisfied
Deferred grant in 2018		884	Satisfied
Deferred grant in 2020		18,871	Satisfied
Deferred grant in 2021		18,105	Satisfied
Deferred grant in 2022		38,277	Satisfied

		299,511

Kookmin Bank
Series 83	Apr. 1, 2021	14,972	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 85	Jan. 1, 2022	259,724	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [6] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 88	Mar. 14, 2022	5,884	Services fulfillment, market performance 0~30%, and non-market performance [4] 70~100%
Series 90	Jul. 18, 2022	4,131	Services fulfillment, market performance 0~30%, and non-market performance [4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance 0~30%, and non-market performance [4] 70~100%
Series 92	Jan. 1, 2023	216,811	Services fulfillment, market performance 0~30%, and non-market performance [4] 70~100%
Series 93	Apr. 1, 2023	13,422	Services fulfillment, market performance 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.1.1 Details of stock grants linked to long-term performance as of June 30, 2023, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Deferred grant in 2016		799	Satisfied
Deferred grant in 2017		893	Satisfied
Deferred grant in 2018		1,145	Satisfied
Deferred grant in 2020		26,763	Satisfied
Deferred grant in 2021		104,643	Satisfied
Deferred grant in 2022		87,342	Satisfied
Deferred grant in 2023		1,289	Satisfied

		746,620

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,014
Stock granted in 2016		3,048
Stock granted in 2017		9,548
Stock granted in 2018		19,861
Stock granted in 2019		23,788
Stock granted in 2020		94,348
Stock granted in 2021		120,615
Stock granted in 2022		389,083
Stock granted in 2023		374,944

		1,039,493

		2,085,624

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of June 30, 2023 (Deferred grants are residual shares vested as of June 30, 2023).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.1.2 Details of stock grants linked to short-term performance as of June 30, 2023, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	2,097	Satisfied
Stock granted in 2016	3,034	Satisfied
Stock granted in 2017	306	Satisfied
Stock granted in 2018	380	Satisfied
Stock granted in 2020	12,336	Satisfied
Stock granted in 2021	23,677	Satisfied
Stock granted in 2022	45,115	Satisfied
Stock granted in 2023	26,578	Proportional to service period
Kookmin Bank
Stock granted in 2015	419	Satisfied
Stock granted in 2016	2,135	Satisfied
Stock granted in 2017	535	Satisfied
Stock granted in 2018	739	Satisfied
Stock granted in 2020	44,890	Satisfied
Stock granted in 2021	86,235	Satisfied
Stock granted in 2022	164,595	Satisfied
Stock granted in 2023	74,281	Proportional to service period
Other subsidiaries
Stock granted in 2015	4,048	Satisfied
Stock granted in 2016	18,144	Satisfied
Stock granted in 2017	35,359	Satisfied
Stock granted in 2018	82,096	Satisfied
Stock granted in 2019	91,957	Satisfied
Stock granted in 2020	262,400	Satisfied
Stock granted in 2021	464,576	Satisfied
Stock granted in 2022	511,024	Satisfied
Stock granted in 2023	171,784	Proportional to service period

	2,128,740

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~ 154,984 million and ~~W~~ 186,908 million as of June 30, 2023 and December 31, 2022, respectively, and the compensation costs amounting to ~~W~~ 27,771 million and ~~W~~ 23,664 million were recognized for the six-month periods ended June 30, 2023 and 2022, respectively.

25.2.2 Mileage stock

25.2.2.1 Details of mileage stock as of June 30, 2023, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares

Stock granted in 2019
	Nov. 1, 2019	119	0.00~1.34	48
	Nov. 8, 2019	14	0.00~1.36	6
	Dec. 5, 2019	56	0.00~1.43	39
	Dec. 6, 2019	84	0.00~1.43	39
	Dec. 31, 2019	87	0.00~1.50	22
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~1.55	14,301
	May 12, 2020	46	0.00~1.87	43
	Jun. 30, 2020	206	0.00~2.00	147
	Aug. 26, 2020	40	0.00~2.16	27
	Oct. 29, 2020	160	0.00~2.33	107
	Nov. 6, 2020	45	0.00~2.35	37
	Nov. 30, 2020	35	0.00~2.42	34
	Dec. 2, 2020	57	0.00~2.42	33
	Dec. 4, 2020	154	0.00~2.43	95
	Dec. 30, 2020	88	0.00~2.50	64
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~2.55	16,597
	Apr. 5, 2021	89	0.00~2.76	53
	Jul. 1, 2021	54	0.00~3.00	54
	Jul. 2, 2021	11	0.00~3.01	11
	Jul. 27, 2021	70	0.00~3.07	63
	Nov. 1, 2021	71	0.00~3.34	71
	Nov. 16, 2021	53	0.00~3.38	13
	Dec. 3, 2021	91	0.00~3.43	79
	Dec. 6, 2021	87	0.00~3.44	79
	Dec. 30, 2021	76	0.00~3.50	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.2.1 Details of mileage stock as of June 30, 2023, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares

Stock granted in 2022
	Jan. 14, 2022	20,909	0.00~3.54	17,473
	Apr. 4, 2022	65	0.00~3.76	65
	Apr. 19, 2022	33	0.00~3.80	33
	Jul. 1, 2022	62	0.00~4.00	62
	Aug. 3, 2022	62	0.00~4.09	62
	Aug. 9, 2022	80	0.00~4.11	76
	Oct. 19, 2022	55	0.00~4.30	55
	Nov. 1, 2022	177	0.00~4.34	177
	Dec. 1, 2022	49	0.00~4.42	49
	Dec. 2, 2022	42	0.00~4.42	42
	Dec. 6, 2022	88	0.00~4.44	88
	Dec. 12, 2022	114	0.00~4.45	114
	Dec. 15, 2022	42	0.00~4.46	42
	Dec. 30, 2022	114	0.00~4.50	114
Stock granted in 2023
	Jan. 9, 2023	23,071	0.00~4.53	22,146
	Jan. 14, 2023	742	0.00~4.54	688
	Mar. 7, 2023	58	0.00~4.68	58
	Mar. 27, 2023	58	0.00~4.74	58
	Mar. 31, 2023	97	0.00~4.75	97
	May 4, 2023	106	0.00~4.84	105

		104,618		73,742

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of June 30, 2023. These shares are vested immediately at grant date.

25.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 3,521 million and ~~W~~ 2,738 million as of June 30, 2023 and December 31, 2022, respectively. The compensation costs amounting to ~~W~~ 1,654 million and ~~W~~ 809 million were recognized as expenses for the six-month periods ended June 30, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of executives of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) based on the result of performance evaluation as of the grant date and defers the bonus for three years and pays it in cash reflecting the stock price of KB Financial Group Inc. at that time.

25.2.3.1 Details of long-term share-based payments as of June 30, 2023, are as follows:

(In number of shares)	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	13,402	0.50	Services fulfillment

25.2.3.2 The accrued expenses for long-term share-based payments amount to ~~W~~ 625 million as of June 30, 2023 and December 31, 2022. The reversal compensation costs amounting to ~~W~~ 87 million were recognized for the six-month period ended June 30, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

26. Income Tax Expense

26.1 Details of income tax expense for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Income tax payable
Current income tax expense	~~W~~	789,392	~~W~~	1,127,562
Adjustments of income tax of prior years recognized in current tax		(11,287)		(101,851)

		778,105		1,025,711

Changes in deferred income tax assets and liabilities *		386,230		(270,959)

Income tax recognized directly in equity and others		(187,230)		113,415
Remeasurements of net defined benefit liabilities		(3,312)		12,456
Currency translation differences		514		(21,076)
Net gains or losses on financial assets at fair value through other comprehensive income		(286,626)		2,044,803
Share of other comprehensive income or loss of associates and joint ventures		414		(80)
Gains or losses on cash flow hedging instruments		(875)		(19,977)
Gains or losses on hedging instruments of net investments in foreign operations		14,139		33,288
Gain on revaluation of property, plant and equipment		84		7,149
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		18,220		(2,744)
Insurance finance income		70,212		(1,940,404)

Others		8,434		20,912

Income tax expense	~~W~~	985,539	~~W~~	889,079

27. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2022, amounting to ~~W~~ 564,970 million (~~W~~ 1,450 per share) were declared at the annual general shareholders’ meeting on March 24, 2023 and paid in April 10, 2023. According to the resolution of the Board of Directors on April 27, 2023, the interim dividends per share of ~~W~~ 510 (total dividends: ~~W~~ 195,967 million) with dividend record date of March 31, 2023 were paid on May 11, 2023. Meanwhile, the annual dividends and interim dividends paid in 2022 were ~~W~~ 853,299 million (~~W~~ 2,190 per share) and ~~W~~ 584,452 million (~~W~~ 500 per share), respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

28. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(88,770)	~~W~~	12,484	~~W~~	—	~~W~~	—	~~W~~	(3,312)	~~W~~	(79,598)
Currency translation differences		254,446		107,357		(23,753)		—		514		338,564
Losses on financial instruments at fair value through other comprehensive income		(6,081,560)		1,016,064		92,210		(35,961)		(286,626)		(5,295,873)
Share of other comprehensive loss of associates and joint ventures		(3,342)		(1,597)		—		—		414		(4,525)
Gains (losses) on cash flow hedging instruments		19,632		(2,940)		(10,417)		—		(875)		5,400
Losses on hedging instruments of net investments in foreign operations		(114,742)		(53,535)		—		—		14,139		(154,138)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		41,063		(68,805)		—		—		18,220		(9,522)
Gains on revaluation of property and equipment		—		(84)		—		—		84		—
Insurance finance income		7,285,794		(246,226)		—		—		70,212		7,109,780

	~~W~~	1,312,521	~~W~~	762,718	~~W~~	58,040	~~W~~	(35,961)	~~W~~	(187,230)	~~W~~	1,910,088

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

28. Accumulated Other Comprehensive Income (Loss) (cont’d)

Changes in accumulated other comprehensive income (loss) for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2022
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(328,392)	~~W~~	(44,588)	~~W~~	—	~~W~~	—	~~W~~	12,456	~~W~~	(360,524)
Currency translation differences		96,129		278,020		—		—		(21,076)		353,073
Gains (losses) on financial instruments at fair value through other comprehensive income		434,956		(7,702,841)		268,683		396		2,044,803		(4,954,003)
Share of other comprehensive loss of associates and joint ventures		(2,980)		101		—		—		(80)		(2,959)
Gains (losses) on cash flow hedging instruments		(6,535)		68,090		(26,882)		—		(19,977)		14,696
Losses on hedging instruments of net investments in foreign operations		(35,658)		(129,271)		—		—		33,288		(131,641)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,208		9,978		—		—		(2,744)		9,442
Gain on revaluation of tangible assets		—		18,845		—		(25,994)		7,149		—
Assets of a disposal group held for sale		7,671		(7,671)		—		—		—		—
Insurance finance income		1,255,023		7,056,015		—		—		(1,940,404)		6,370,634

	~~W~~	1,422,422	~~W~~	(453,322)	~~W~~	241,801	~~W~~	(25,598)	~~W~~	113,415	~~W~~	1,298,718

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

29. Earnings per Share

29.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

29.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2023		2022
	Three months	Six months	Three months	Six months
Number of issued ordinary shares	403,511,072	403,511,072	412,352,494	412,352,494
Number of treasury shares *	(19,262,733)	(19,262,733)	(22,718,159)	(22,718,159)

Weighted average number of ordinary shares outstanding	384,248,339	386,170,890	389,634,335	389,634,335

*	Initial dates of treasury stock that were deducted by the retirement for the six-month periods ended June 30, 2023 and 2022 were April 4, 2023 and February 14, 2022, respectively.

29.1.2 Basic earnings per share

(In Korean won and in number of shares)	2023
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,499,055,844,747	~~W~~	2,996,686,806,722
Deduction: Dividends on hybrid securities		(48,070,325,000)		(88,774,400,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,450,985,519,747		2,907,912,406,722
Weighted average number of ordinary shares outstanding (B)		384,248,339		386,170,890

Basic earnings per share (A/B)	~~W~~	3,776	~~W~~	7,530

(In Korean won and in number of shares)	2022
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,209,950,428,355	~~W~~	2,670,522,873,044
Deduction: Dividends on hybrid securities		(28,650,200,000)		(51,183,400,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,181,300,228,355		2,619,339,473,044
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A/B)	~~W~~	3,032	~~W~~	6,723

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

29.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

29.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2023
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,499,055,844,747	~~W~~	2,996,686,806,722
Deduction: Dividends on hybrid securities		(48,070,325,000)		(88,774,400,000)

Profit attributable to ordinary equity holders of the Parent Company		1,450,985,519,747		2,907,912,406,722
Adjustments: Interest expense on exchangeable bonds		611,283,413		1,215,849,425

Adjusted profit for diluted earnings per share	~~W~~	1,451,596,803,160	~~W~~	2,909,128,256,147

(In Korean won)	2022
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,209,950,428,355	~~W~~	2,670,522,873,044
Deduction: Dividends on hybrid securities		(28,650,200,000)		(51,183,400,000)

Profit attributable to ordinary equity holders of the Parent Company		1,181,300,228,355		2,619,339,473,044
Adjustments: Interest expense on exchangeable bonds		593,607,663		1,180,692,166

Adjusted profit for diluted earnings per share	~~W~~	1,181,893,836,018	~~W~~	2,620,520,165,210

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

29.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2023		2022
	Three months	Six months	Three months	Six months
Weighted average number of ordinary shares outstanding	384,248,339	386,170,890	389,634,335	389,634,335
Adjustment:
Stock grants	3,686,627	4,099,113	3,676,844	4,135,955
Exchangeable bonds	5,000,000	5,000,000	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	392,934,966	395,270,003	398,311,179	398,770,290

29.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2023
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	1,451,596,803,160	~~W~~	2,909,128,256,147
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		392,934,966		395,270,003

Diluted earnings per share	~~W~~	3,694	~~W~~	7,360

(In Korean won and in number of shares)	2022
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	1,181,893,836,018	~~W~~	2,620,520,165,210
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,311,179		398,770,290

Diluted earnings per share	~~W~~	2,967	~~W~~	6,572

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

30. Insurance Contracts

30.1 Details of insurance contract assets and insurance contract liabilities as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)
	June 30, 2023
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	171,091	~~W~~	18,123	~~W~~	—	~~W~~	—
Insurance contract liabilities		10,932,254		356,749		6,897,999		6,020,310		—		18,567,015		1,596,760		2,209,187		260,593

Net insurance contract liabilities	~~W~~	10,932,254	~~W~~	356,749	~~W~~	6,897,999	~~W~~	6,020,310	~~W~~	—	~~W~~	18,395,924	~~W~~	1,578,637	~~W~~	2,209,187	~~W~~	260,593

Reinsurance contract assets	~~W~~	66	~~W~~	(90)	~~W~~	—	~~W~~	—	~~W~~	3,968	~~W~~	389,543	~~W~~	1,008,288	~~W~~	15,236	~~W~~	112,416
Reinsurance contract liabilities		13,629		16,783		—		—		—		—		3,379		—		—

Net reinsurance contract assets	~~W~~	(13,563)	~~W~~	(16,873)	~~W~~	—	~~W~~	—	~~W~~	3,968	~~W~~	389,543	~~W~~	1,004,909	~~W~~	15,236	~~W~~	112,416

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.1 Details of insurance contract assets and insurance contract liabilities as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2022
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	78,687	~~W~~	4,617	~~W~~	—	~~W~~	—
Insurance contract liabilities		10,518,422		327,144		7,315,863		5,698,737		—		18,195,275		1,469,824		2,172,574		222,173

Net insurance contract liabilities	~~W~~	10,518,422	~~W~~	327,144	~~W~~	7,315,863	~~W~~	5,698,737	~~W~~	—	~~W~~	18,116,588	~~W~~	1,465,207	~~W~~	2,172,574	~~W~~	222,173

Reinsurance contract assets	~~W~~	837	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,827	~~W~~	381,733	~~W~~	1,014,266	~~W~~	31,750	~~W~~	63,553
Reinsurance contract liabilities		12,008		16,572		—		—		—		—		3,148		—		—

Net reinsurance contract assets	~~W~~	(11,171)	~~W~~	(16,572)	~~W~~	—	~~W~~	—	~~W~~	3,827	~~W~~	381,733	~~W~~	1,011,118	~~W~~	31,750	~~W~~	63,553

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	125,491	~~W~~	16,304	~~W~~	18,487	~~W~~	42,805	~~W~~	—	~~W~~	2,036,205	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,239,292
Changes in risk adjustment due to release of risk		8,673		1,433		2,502		2,481		—		91,225		—		—		—		106,314
Contractual service margin recognized in profit or loss for the services provided		144,253		9,686		16,509		44,581		—		398,749		—		—		—		613,778
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		6,416		1,335		2,713		2,427		—		80,341		—		—		—		93,232
Other insurance revenues		(505)		(141)		(200)		(545)		—		—		—		—		—		(1,391)

	~~W~~	284,328	~~W~~	28,617	~~W~~	40,011	~~W~~	91,749	~~W~~	—	~~W~~	2,606,520	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,051,225

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		632,959		1,328,275		49,519		2,010,753

Total insurance revenue	~~W~~	284,328	~~W~~	28,617	~~W~~	40,011	~~W~~	91,749	~~W~~	—	~~W~~	2,606,520	~~W~~	632,959	~~W~~	1,328,275	~~W~~	49,519	~~W~~	5,061,978

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(109,647)	~~W~~	(16,647)	~~W~~	(16,113)	~~W~~	(40,400)	~~W~~	—	~~W~~	(2,023,570)	~~W~~	(650,915)	~~W~~	(1,111,436)	~~W~~	(91,271)	~~W~~	(4,059,999)
Amortization of insurance acquisition cash flows		(6,416)		(1,335)		(2,713)		(2,427)		—		(73,403)		(62,801)		(151,542)		(1,323)		(301,960)
Changes in fulfilment cash flows relating to incurred claims		(4,595)		(2,776)		(1,999)		(2,407)		—		5,049		247,029		14,842		—		255,143
Losses on onerous contracts and reversals		(1,450)		1,027		(2,375)		(4,604)		—		(6,412)		1,090		—		—		(12,724)
Other insurance service expenses		288		81		(1,313)		(385)		—		—		—		—		—		(1,329)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(121,820)		(19,650)		(24,513)		(50,223)		—		(2,098,336)		—		—		—		(2,314,542)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(465,597)		(1,248,136)		(92,594)		(1,806,327)

Total insurance service expenses	~~W~~	(121,820)	~~W~~	(19,650)	~~W~~	(24,513)	~~W~~	(50,223)	~~W~~	—	~~W~~	(2,098,336)	~~W~~	(465,597)	~~W~~	(1,248,136)	~~W~~	(92,594)	~~W~~	(4,120,869)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		154		803		—		—		652		60,766		374,205		385		54,441		491,406
Changes in fulfilment cash flows relating to incurred claims		(155)		(147)		—		—		486		8,693		(226,982)		1,811		—		(216,294)
Recognition and reversal of loss-recovery component		1		(3)		—		—		189		429		(207)		—		—		409
Other reinsurance income		—		—		—		—		—		—		—		—		—		—

Reinsurance income for reinsurance contracts not applying the premium allocation approach		—		653		—		—		1,327		68,672		—		—		—		70,652
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,216		147,016		2,196		54,441		204,869

Total reinsurance income	~~W~~	—	~~W~~	653	~~W~~	—	~~W~~	—	~~W~~	1,327	~~W~~	69,888	~~W~~	147,016	~~W~~	2,196	~~W~~	54,441	~~W~~	275,521

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(448)	~~W~~	(1,146)	~~W~~	—	~~W~~	—	~~W~~	(661)	~~W~~	(73,408)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(75,663)
Changes in risk adjustment due to release of risk		(61)		(74)		—		—		(25)		(4,099)		—		—		—		(4,259)
Contractual service margin recognized in profit or loss for the services received		(522)		(410)		—		—		(527)		2,240		—		—		—		781
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Other reinsurance expenses		7		4		—		—		99		—		—		—		—		110

	~~W~~	(1,024)	~~W~~	(1,626)	~~W~~	—	~~W~~	—	~~W~~	(1,114)	~~W~~	(75,267)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(79,031)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(837)		(297,413)		(5,322)		(21,906)		(325,478)

Total reinsurance expense		(1,024)		(1,626)		—		—		(1,114)		(76,104)		(297,413)		(5,322)		(21,906)		(404,509)

Total insurance service result	~~W~~	161,484	~~W~~	7,994	~~W~~	15,498	~~W~~	41,526	~~W~~	213	~~W~~	501,968	~~W~~	16,965	~~W~~	77,013	~~W~~	(10,540)	~~W~~	812,121

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	122,356	~~W~~	14,469	~~W~~	18,454	~~W~~	40,195	~~W~~	—	~~W~~	1,828,523	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,023,997
Changes in risk adjustment due to release of risk		8,165		829		2,338		1,353		—		82,428		—		—		—		95,113
Contractual service margin recognized in profit or loss for the services provided		106,376		8,273		12,732		39,183		—		353,167		—		—		—		519,731
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		5,335		606		1,762		2,323		—		63,464		—		—		—		73,490
Other insurance revenues		(281)		(128)		(98)		(185)		—		—		—		—		—		(692)

	~~W~~	241,951	~~W~~	24,049	~~W~~	35,188	~~W~~	82,869	~~W~~	—	~~W~~	2,327,582	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,711,639

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		618,693		1,260,321		50,642		1,929,656

Total insurance revenue	~~W~~	241,951	~~W~~	24,049	~~W~~	35,188	~~W~~	82,869	~~W~~	—	~~W~~	2,327,582	~~W~~	618,693	~~W~~	1,260,321	~~W~~	50,642	~~W~~	4,641,295

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(117,831)	~~W~~	(14,151)	~~W~~	(18,685)	~~W~~	(39,529)	~~W~~	—	~~W~~	(1,785,306)	~~W~~	(497,749)	~~W~~	(1,018,294)	~~W~~	(39,499)	~~W~~	(3,531,044)
Amortization of insurance acquisition cash flows		(5,335)		(606)		(1,762)		(2,323)		—		(86,493)		(58,642)		(145,124)		(1,057)		(301,342)
Changes in fulfilment cash flows relating to incurred claims		(3,446)		(25)		2,635		796		—		97,638		132,479		16,546		—		246,623
Losses on onerous contracts and reversals		(946)		(554)		4,135		(16,176)		—		(14,574)		1		—		—		(28,114)
Other insurance service expenses		(822)		(162)		1,157		(280)		—		—		—		—		—		(107)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(128,380)		(15,498)		(12,520)		(57,512)		—		(1,788,735)		—		—		—		(2,002,645)

Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(423,911)		(1,146,872)		(40,556)		(1,611,339)

Total insurance service expenses	~~W~~	(128,380)	~~W~~	(15,498)	~~W~~	(12,520)	~~W~~	(57,512)	~~W~~	—	~~W~~	(1,788,735)	~~W~~	(423,911)	~~W~~	(1,146,872)	~~W~~	(40,556)	~~W~~	(3,613,984)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		676		703		—		—		1,554		35,828		233,677		3,245		(28,072)		247,611
Changes in fulfilment cash flows relating to incurred claims		15		(125)		—		—		(454)		(10,392)		(95,811)		530		—		(106,237)
Recognition and reversal of loss-recovery component		(398)		13		—		—		35		1,890		(40)		—		—		1,500
Other reinsurance income		(2)		(4)		—		—		(45)		—		—		—		—		(51)

Reinsurance income for reinsurance contracts not applying the premium allocation approach		291		587		—		—		1,090		27,042		1,518		—		—		30,528

Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		284		136,308		3,775		(28,072)		112,295

Total reinsurance income	~~W~~	291	~~W~~	587	~~W~~	—	~~W~~	—	~~W~~	1,090	~~W~~	27,326	~~W~~	137,826	~~W~~	3,775	~~W~~	(28,072)	~~W~~	142,823

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:

Expected recovery of incurred claims and expenses	~~W~~	(454)	~~W~~	(734)	~~W~~	—	~~W~~	—	~~W~~	(618)	~~W~~	(57,053)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(58,859)

Changes in risk adjustment due to release of risk		(33)		(80)		—		—		(25)		(2,831)		—		—		—		(2,969)
Contractual service margin recognized in profit or loss for the services received		208		(122)		—		—		(420)		(3,472)		—		—		—		(3,806)
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Other reinsurance expenses		433		4		—		—		45		—		—		—		—		482

	~~W~~	154	~~W~~	(932)	~~W~~	—	~~W~~	—	~~W~~	(1,018)	~~W~~	(63,356)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(65,152)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(420)		(284,723)		(5,653)		1,385		(289,411)

Total reinsurance expense		154		(932)		—		—		(1,018)		(63,776)		(284,723)		(5,653)		1,385		(354,563)

Total insurance service result	~~W~~	114,016	~~W~~	8,206	~~W~~	22,668	~~W~~	25,357	~~W~~	72	~~W~~	502,397	~~W~~	47,885	~~W~~	111,571	~~W~~	(16,601)	~~W~~	815,571

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.3 Details of other insurance finance income and expenses for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Effect of changes in discount rates and financial assumptions	~~W~~	—	~~W~~	(228,644)	~~W~~	39,029	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(189,615)
Effect of exchange rate fluctuations		—		(23,196)		(5,816)		—		(15,468)		—		—		(44,480)
Other insurance finance income (expenses)		—		—		—		44		(1,201)		(17)		—		(1,174)

		—		(251,840)		33,213		44		(16,669)		(17)		—		(235,269)

Insurance finance income (expenses) recognized in other comprehensive income		—		28,163		(74,835)		(212,521)		(8,784)		—		—		(267,977)

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(223,677)	~~W~~	(41,622)	~~W~~	(212,477)	~~W~~	(25,453)	~~W~~	(17)	~~W~~	—	~~W~~	(503,246)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Effect of changes in discount rates and financial assumptions		—		—		(100)		—		—		—		—		(100)
Effect of exchange rate fluctuations		—		—		(23)		—		12,563		—		—		12,540
Other reinsurance finance income (expenses)		—		—		—		650		1,042		(12)		—		1,680

	~~W~~	—	~~W~~	—	~~W~~	(123)	~~W~~	650	~~W~~	13,605	~~W~~	(12)	~~W~~	—	~~W~~	14,120

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		(640)		12,781		8,834		—		—		20,975

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	(763)	~~W~~	13,431	~~W~~	22,439	~~W~~	(12)	~~W~~	—	~~W~~	35,095

Total	~~W~~	—	~~W~~	(223,677)	~~W~~	(42,385)	~~W~~	(199,046)	~~W~~	(3,014)	~~W~~	(29)	~~W~~	—	~~W~~	(468,151)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.3 Details of other insurance finance income and expenses for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Effect of changes in discount rates and financial assumptions	~~W~~	—	~~W~~	710,284	~~W~~	10,599	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	720,883
Effect of exchange rate fluctuations		—		(59,807)		(9,745)		—		(29,188)		—		—		(98,740)
Other insurance finance income (expenses)		—		—		—		(6,655)		645		(1,927)		—		(7,937)

		—		650,477		854		(6,655)		(28,543)		(1,927)		—		614,206

Insurance finance income (expenses) recognized in other comprehensive income		—		273,345		3,358,387		3,474,204		4,104		—		—		7,110,040

Total insurance finance income (expenses)	~~W~~	—	~~W~~	923,822	~~W~~	3,359,241	~~W~~	3,467,549	~~W~~	(24,439)	~~W~~	(1,927)	~~W~~	—	~~W~~	7,724,246

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Effect of changes in discount rates and financial assumptions		—		—		(251)		—		—		—		—		(251)
Effect of exchange rate fluctuations		—		—		(48)		—		25,495		—		—		25,447
Other reinsurance finance income (expenses)		—		—		(10)		4,676		9,904		1,780		—		16,350

	~~W~~	—	~~W~~	—	~~W~~	(309)	~~W~~	4,676	~~W~~	35,399	~~W~~	1,780	~~W~~	—	~~W~~	41,546

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		3,554		(53,482)		(2,705)		—		—		(52,633)

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	3,245	~~W~~	(48,806)	~~W~~	32,694	~~W~~	1,780	~~W~~	—	~~W~~	(11,087)

Total	~~W~~	—	~~W~~	923,822	~~W~~	3,362,486	~~W~~	3,418,743	~~W~~	8,255	~~W~~	(147)	~~W~~	—	~~W~~	7,713,159

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

31. Statement of Cash Flows

31.1 Details of cash and cash equivalents as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Cash	~~W~~	2,334,860	~~W~~	2,439,490
Checks issued by other banks		242,668		123,163
Due from the Bank of Korea		17,370,997		17,520,636
Due from other financial institutions		11,662,325		12,391,461

		31,610,850		32,474,750

Due from financial institutions measured at fair value through profit or loss		103,567		69,469

		31,714,417		32,544,219

Deduction:
Restricted due from financial institutions		(4,221,185)		(4,893,839)
Due from financial institutions with original maturities over three months		(936,349)		(1,115,582)

		(5,157,534)		(6,009,421)

	~~W~~	26,556,883	~~W~~	26,534,798

31.2 Cash inflows and outflows from income tax, interest, and dividends for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	Activities	2023		2022
Income tax paid	Operating	~~W~~	1,278,850	~~W~~	820,791
Interest received	Operating		13,736,683		8,401,269
Interest paid	Operating		5,313,053		2,227,189
Dividends received	Operating		156,371		174,296
Dividends paid	Financing		849,711		1,099,300

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

32. Contingent Liabilities and Commitments

32.1 Details of acceptances and guarantees as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	159,227	~~W~~	167,538
Others		918,549		918,670

		1,077,776		1,086,208

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		409,353		502,217
Letter of guarantees		69,957		78,414
Bid bond		17,510		19,998
Performance bond		1,129,267		976,008
Refund guarantees		3,313,130		1,705,796
Others		3,580,690		3,485,842

		8,519,907		6,768,275

Financial guarantee contracts:
Acceptances and guarantees for issuance of debentures		5,040		5,040
Acceptances and guarantees for mortgage		95,217		94,861
Overseas debt guarantees		595,113		509,157
International financing guarantees in foreign currencies		641,711		181,241

		1,337,081		790,299

		10,934,764		8,644,782

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,941,942		3,042,911
Refund guarantees		1,511,223		1,528,359

		4,453,165		4,571,270

	~~W~~	15,387,929	~~W~~	13,216,052

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

32.2 Details of commitments as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	June 30, 2023		December 31, 2022
Commitments
Corporate loan commitments	~~W~~	52,538,753	~~W~~	51,871,280
Retail loan commitments		54,377,913		51,241,471
Credit line of credit cards		81,297,800		77,825,953
Purchase of other securities		7,532,512		7,357,198

		195,746,978		188,295,902

Financial guarantee contracts
Credit line		7,058,192		7,135,542
Purchase of securities		891,000		371,201

		7,949,192		7,506,743

	~~W~~	203,696,170	~~W~~	195,802,645

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

32.3 Other Matters

a) The Group has 359 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,497,946 million, and 329 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 1,048,269 million, which arose in the normal course of the business, as of June 30, 2023. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~	55,151

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited(the Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff) and then redeemed them and returned them to the beneficiaries. Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court
						(10-3777) at the written complaint review stage]

	Expropriation of long-term leasehold rights	1		328,200

Kookmin Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and land leasehold rights (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

						Kookmin Bank submitted the response letter and will proceed with the process in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

32.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Claim for damages	1	92,466

PT Bank KB Bukopin Tbk requested an auction of TMJ’s shares in order to collect the loan to TMJ (a distressed company); NKLI won the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. NKLI’s intention was to take control over TMJ and launch mining business; however, NKLI was unable to take control and launch the business due to legal disputes with the bankruptcy trustee of TMJ and court-appointed mine management company, and also lost a lawsuit against the mine management company.

As a result, NKLI filed a legal suit to PT Bank KB Bukopin Tbk stating that the bank’s recommendation to purchase TMJ’s shares was inappropriate since the bank did not intentionally share the legal issues and associated risks thereof.

					A legal representative has been appointed to handle the case, and the legal proceedings will proceed.

KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	37,468

The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ~~W~~ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ~~W~~ 100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ~~W~~ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.

The Plaintiff’s complaint price was changed to ~~W~~ 37.47 billion due to the Plaintiff’s request to change the purpose and cause of the claim on October 11, 2022.

					First trial is in progress (the pleading resumption has been decided on April 11, 2023, and the 9th pleading is scheduled on September 20, 2023).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

32.3 Other Matters (cont’d)

b) On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc.(hereinafter referred to as STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, will issue. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the bank, also known as holding a put option right, within 1 year after the expiration of the call option period.

c) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the accident, the Group faces 1 legal claims filed as a defendant, with an aggregate claim amount of ~~W~~ 51 million as of December 31, 2022.

d) As of June 30, 2023, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are overdue by three months or more to Lanexang Leasing Co., Ltd. in accordance with the agreement.

e) As of June 30, 2023, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after May 18, 2020, when the purchase of shares was completed. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method, and others.

f) KB Securities Co., Ltd., as an investment broker, managed the sale of private equity funds and trusts amounting to ~~W~~ 326,500 million, which lends to corporations (borrowers) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund has been suspended due to the breach of contract by local borrowers in Australia; therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the KB Securities Co., Ltd., is a defendant as of June 30, 2023. One of the cases was ruled in 2023, ordering the payment of ~~W~~ 29,800 million in principal and delayed interest on it; however, the judgment may be changed at the higher court. And the other two cases are still in the first trial.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

32.3 Other Matters (cont’d)

g) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of June 30, 2023, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and ‘Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ~~W~~ 152,100 million. Meanwhile, the KB Securities Co., Ltd., sold ~~W~~ 68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds have been transferred to Wellbridge Asset Management (the bridge management company) to continue to collect and distribute investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. In this regard, KB Securities Co., Ltd. faces four claims filed as a defendant as of June 30, 2023. The Group has accounted for the estimated loss due to the possibility of additional lawsuits in the future as a provision for litigations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

33. Subsidiaries

33.1 Details of major consolidated subsidiaries as of June 30, 2023, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Jun. 30	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Jun. 30	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Jun. 30	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Jun. 30	Credit card and installment financing
	KB Life Insurance Co., Ltd. [1]	100.00	Korea	Jun. 30	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Jun. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Jun. 30	Financial Leasing
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Jun. 30	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Jun. 30	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Jun. 30	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Jun. 30	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Cambodia Plc. [3]	100.00	Cambodia	Jun. 30	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Jun. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Jun. 30	Microfinance services
	PRASAC Microfinance Institution PLC. [3]	100.00	Cambodia	Jun. 30	Microfinance services
	PT Bank Syariah Bukopin	92.78	Indonesia	Jun. 30	Banking
	PT Bukopin Finance	97.03	Indonesia	Jun. 30	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Jun. 30	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.1 Details of major consolidated subsidiaries as of June 30, 2023, are as follows: (cont’d)

Investor	Investee	Ownership (%)		Location	Date of financial statements	Industry
Kookmin Bank , KB Kookmin Card Co., Ltd, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd	PT Bank KB Bukopin, Tbk. [2]	67.57	[2]	Indonesia	Jun. 30	Banking and foreign exchange transaction
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00		United States	Jun. 30	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00		China	Jun. 30	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81		Vietnam	Jun. 30	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82		Vietnam	Jun. 30	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00		Indonesia	Jun. 30	Investment advisory and securities trading
	PT.KB Valbury Capital Management	79.00		Indonesia	Jun. 30	Financial investment
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00		United States	Jun. 30	Management service
	KBFG Insurance(China) Co., Ltd.	100.00		China	Jun. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00		Indonesia	Jun. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00		Korea	Jun. 30	Claim service
	KB Sonbo CNS	100.00		Korea	Jun. 30	Management service
	KB Golden Life Care Co., Ltd.	100.00		Korea	Jun. 30	Service
	KB Healthcare Co., Ltd.	100.00		Korea	Jun. 30	Information and communication
KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00		Korea	Jun. 30	Insurance agent
KB Kookmin Card Co., Ltd.	KB Credit Information	100.00		Korea	Jun. 30	Collection of receivables or credit
	KB Daehan Specialized Bank Plc.	97.50		Cambodia	Jun. 30	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00		Indonesia	Jun. 30	Auto Installment finance
	KB J Capital Co., Ltd.	50.99		Thailand	Jun. 30	Service
	i-Finance Leasing Plc.	100.00		Cambodia	Jun. 30	Leasing

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.1 Details of major consolidated subsidiaries as of June 30, 2023, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Jun. 30	Auto Installment finance
KB Kookmin Card Co., Ltd. KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Jun. 30	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Jun. 30	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Jun. 30	General advisory
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Jun. 30	Collective investment

[1]	Prudential Life Insurance Company of Korea Ltd. has changed its name into KB Life Insurance Co., Ltd.
[2]	Among the ownership in PT Bank KB Bukopin, Tbk., 0.05% (100,000,000 shares) is no-voting shares with no-dividends.
[3]

As of the reporting date, the merger between PRASAC Microfinance Institution PLC.(merging entity) and Kookmin Bank Cambodia PLC.(merged entity) is on the process. The agreement for the merger is engaged as of July 10, 2023, and approved by the Ministry of Commence of Cambodia as of August 4, 2023; the official name of PRASAC Microfinance Institution PLC.(merging entity) has changed to KB PRASAC BANK PLC.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.2 Details of consolidated structured entities as of June 30, 2023, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 116 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 201 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.3 Condensed financial information of major subsidiaries as of June 30, 2023 and December 31, 2022 and for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)

	June 30, 2023						2023
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	524,504,515	~~W~~	489,546,010	~~W~~	34,958,505	~~W~~	23,736,807	~~W~~	1,858,508	~~W~~	1,281,320
KB Securities Co., Ltd. [1,2]		63,012,588		56,885,591		6,126,997		6,126,291		249,574		240,616
KB Insurance Co., Ltd. [1,2]		35,349,569		29,353,391		5,996,178		5,948,834		525,218		619,817
KB Kookmin Card Co., Ltd.[1]		29,255,854		24,552,729		4,703,125		2,077,637		192,855		188,900
KB Life Insurance Co., Ltd. [1,2,3,4]		30,074,809		25,953,985		4,120,824		1,532,657		122,743		39,916
KB Asset Management Co., Ltd. [1]		316,187		77,967		238,220		101,185		31,583		31,703
KB Capital Co., Ltd. [1,2]		16,018,070		13,822,130		2,195,940		1,102,390		105,360		102,610
KB Real Estate Trust Co., Ltd. [1]		560,634		154,728		405,906		71,665		35,370		35,369
KB Savings Bank Co., Ltd.		2,950,374		2,677,602		272,772		116,131		(11,171)		(11,222)
KB Investment Co., Ltd. [1]		1,435,791		1,149,912		285,879		88,693		15,592		15,592
KB Data System Co., Ltd. [1]		59,226		34,127		25,099		116,150		2,476		2,598

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.3 Condensed financial information of major subsidiaries as of June 30, 2023 and December 31, 2022 and for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2022						2022
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	517,769,512	~~W~~	484,046,253	~~W~~	33,723,259	~~W~~	24,877,552	~~W~~	1,726,440	~~W~~	537,774
KB Securities Co., Ltd. [1,2]		53,824,246		47,946,933		5,877,313		8,987,763		182,030		251,926
KB Insurance Co., Ltd. [1,2]		34,743,259		29,017,684		5,725,576		5,493,118		526,202		934,090
KB Kookmin Card Co., Ltd.[1]		29,721,017		24,998,215		4,722,802		1,802,096		245,657		279,513
KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.) [1,2,3,4]		20,924,583		17,705,417		3,219,166		1,318,402		(39,256)		515,432
KB Life Insurance Co., Ltd.		9,065,100		8,430,665		634,435		498,447		(28,301)		(69,273)
KB Asset Management Co., Ltd. [1]		369,488		102,970		266,518		102,624		21,310		21,298
KB Capital Co., Ltd. [1,2]		16,053,026		13,946,800		2,106,226		925,580		147,318		140,275
KB Real Estate Trust Co., Ltd.		518,980		113,444		405,536		71,469		35,052		35,052
KB Savings Bank Co., Ltd.		3,138,543		2,854,549		283,994		91,744		15,429		15,391
KB Investment Co., Ltd. [1]		1,378,550		1,108,264		270,286		71,109		3,413		3,410
KB Data System Co., Ltd. [1]		63,645		40,570		23,075		100,326		1,241		1,278
KB Credit Information Co., Ltd. [5]		42,219		24,923		17,296		17,057		(943)		(954)

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.
[3]	Prudential Life Insurance Company of Korea Ltd. and KB Life Insurance Co., Ltd, which were subsidiary companies, have merged in January 2023.
[4]	Prudential Life Insurance Company of Korea Ltd. changed the name to KB Life Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.3 Condensed financial information of major subsidiaries as of June 30, 2023 and December 31, 2022 and for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

[5]	The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

33.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

33.4.1 The Group has provided payment guarantees of ~~W~~ 4,603,836 million to K plus 1st LLC and other consolidated structured entities.

33.4.2 The Group has provided capital commitment to 56 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,954,645 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

33.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

33.5 Changes in Subsidiaries

33.5.1 Subsidiaries newly included in consolidation for the six-month period ended June 30, 2023, are as follows:

Company	Reasons of obtaining control
Star road Alpha PFL General Asset Management Real Estate Investment Trust No.11 and 3 other	Holds more than half of the ownership interests

New star Copper 2nd Co., Ltd. and 17 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Overseas Investment General Asset Management Real Estate Investment Trust and 10 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

KB Global Platform Fund No.2 and 1 other	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.5.2 Subsidiaries excluded from consolidation for the six-month period ended June 30, 2023, are as follows:

Company	Reasons of losing control
KB Cheongra Hill Co., Ltd. and 19 others	Termination of the commitments

KB Life Insurance Co., Ltd. and 7 others	Liquidation

KB KBSTAR Treasury Futures 3 Year ETF Trust (Bond-Derivative) and 4 others	Disposal

KB Global Dynamic Securities Master Investment Trust (Equity-Indirect Type) and 5 others	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 12 for details of investments in associates and joint ventures.

34.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)

		2023		2022
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	2,526	~~W~~	2,608
Korea Credit Bureau Co., Ltd.	Fee and commission income		395		424
	Fee and commission expense		4,021		2,009
	Insurance income		2		2
	Other operating expenses		8		9
Incheon Bridge Co., Ltd.	Interest income		4,331		2,591
	Interest expense		381		184
	Fee and commission income		13		2
	Fee and commission expense		3		3
	Insurance income		110		101
	Gains on financial instruments at fair value through profit or loss		521		—
	Losses on financial instruments at fair value through profit or loss		—		2,289
	Provision of credit losses		57		3
Aju Good Technology Venture Fund	Interest expense		107		30
KB Star Office Private Real Estate Master Fund No.1*	Interest income		—		183
	Interest expense		—		2
	Fee and commission income		—		216
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		69		25
	Interest income		2,944		140
	Interest expense		306		84
	General and administrative expenses		4,834		797
	Provision of credit losses		1		—
KG Capital Co., Ltd. *	Interest income		293		443
	Fee and commission income		18		25
	Fee and commission expense		1		6
	Insurance income		13		21
	Other operating income		—		269
	Other operating expenses		11		10
	Reversal of credit losses		55		—
	Provision for credit losses		—		4

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)

		2023		2022
Food Factory Co., Ltd.	Interest income	~~W~~	38	~~W~~	41
	Interest expense		—		4
	Insurance income		5		5
	Fee and commission income		—		1
	Profit or loss-fair value measurement of financial instrument revenue		25		—
	Reversal of credit losses		2		1
KB Pre IPO Secondary Venture Fund No.1 *	Fee and commission income		—		8
Acts Co., Ltd.	Insurance income		—		1
DongJo Co., Ltd.	Interest income		10		—
POSCO-KB Shipbuilding Fund	Fee and commission income		(18)		91
Paycoms Co., Ltd.	Interest income		4		5
	Profit or loss-fair value measurement of financial instrument revenue		78		—
Big Dipper Co., Ltd.	Fee and commission expense		152		259
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		—		1
	Fee and commission income		—		72
KB-TS Technology Venture Private Equity Fund	Fee and commission income		218		126
KB-SJ Tourism Venture Fund	Fee and commission income		195		140
Banksalad Co., Ltd.	Fee and commission income		18		18
	Fee and commission expense		6		11
Iwon Alloy Co., Ltd.	Insurance income		1		1
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		21		26
KB-MDI Centauri Fund LP	Fee and commission income		242		230
Hibiscus Fund LP	Fee and commission income		669		258
RMG-KB BioAccess Fund L.P.	Fee and commission income		163		158
S&E Bio Co., Ltd.	Interest expense		11		—
Contents First Inc.	Interest income		113		—
	Interest expense		52		(7)
	Provision for credit losses		3		—
December & Company Inc.	Insurance income		94		99
GENINUS Inc. *	Interest expense		—		13
	Provision for credit losses		—		3
Pin Therapeutics Inc.	Interest expense		84		64
Wyatt Co., Ltd.	Insurance income		61		75
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		2		2
	Fee and commission income		142		—
Spark Biopharma Inc.	Interest expense		254		76
Skydigital Inc.	Fee and commission income		1		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)

		2023		2022
IIkwang Electronic Materials Co., Ltd.	Other non-operating expenses	~~W~~	—	~~W~~	1
KB No.17 Special Purpose Acquisition Company *	Interest expense		—		1
KB No.18 Special Purpose Acquisition Company *	Interest expense		—		5
KB No.19 Special Purpose Acquisition Company *	Losses on financial instruments at fair value through profit or loss		—		1,092
	Interest expense		—		5
KB No.20 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		297
	Interest expense		—		12
KB No.21 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		1,135		1,654
	Interest expense		29		1
KB No.22 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		177		—
	Interest expense		1		—
KB No.23 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		213		—
	Interest expense		33		—
KB No.24 Special Purpose Acquisition Company	Interest expense		5		—
	Gains on financial instruments at fair value through profit or loss		247		—
KB No.25 Special Purpose Acquisition Company	Interest expense		13		—
KB No.26 Special Purpose Acquisition Company	Interest expense		7		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		158		173
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		336		346
COSES GT Co., Ltd.	Losses on financial instruments at fair value through profit or loss		4,910		—
	Interest income		25		10
	Interest expense		—		1
SuperNGine Co., Ltd.	Interest income		5		—
	Provision for credit losses		6		—
Desilo Inc.	Interest income		6		4
	Provision for credit losses		3		—
Turing Co., Ltd.	Interest expense		1		—
IGGYMOB Co., Ltd.	Interest expense		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)

		2023		2022
Kukka Co., Ltd.	Interest expense	~~W~~	—	~~W~~	2
Grinergy Co., Ltd.	Provision for credit losses		1		—
TeamSparta Inc.	Interest expense		141		5
	Provision for credit losses		1		—
Chabot Mobility Co., Ltd.	Fee and commission expense		932		104
	Interest expense		—		1
Wemade Connect Co., Ltd.	Insurance income		1		1
	Interest expense		164		9
	Provision for credit losses		13		—
TMAP Mobility Co., Ltd.	Interest expense		256		—
	Fee and commission expense		539		—
	Provision for credit losses		11		—
Nextrade Co., Ltd.	Interest expense		1,444		—
WJ Private Equity Fund No.1	Fee and commission income		3		4
UPRISE, Inc.	Interest expense		—		2
Channel Corporation	Interest expense		37		—
CWhy Inc.	Insurance income		1		1
KB Social Impact Investment Fund	Fee and commission income		128		150
KB-UTC Inno-Tech Venture Fund	Fee and commission income		235		241
KBSP Private Equity Fund No.4	Fee and commission income		—		189
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		711		397
2020 KB Fintech Renaissance Fund	Fee and commission income		73		73
KB Material and Parts No.1 PEF	Fee and commission income		527		175
FineKB Private Equity Fund No.1	Fee and commission income		240		316
	Gains on financial instruments at fair value through profit or loss		16		—
Paramark KB Fund No.1	Fee and commission income		32		211
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		645		249
KB Bio Private Equity No.3 Ltd. *	Fee and commission income		—		99
KB-KTB Technology Venture Fund	Fee and commission income		413		325
THE CHAEUL FUND NO.1	Fee and commission income		—		13
KB-Solidus Global Healthcare Fund	Fee and commission income		158		189
SwatchOn Inc. *	Fee and commission income		—		5
	Interest expense		—		5

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)

		2023		2022
Gomi corporation Inc.	Interest income	~~W~~	38	~~W~~	26
	Interest expense		—		2
	Fee and commission income		1		1
	Provision for credit losses		23		1
KB Cape No.1 Private Equity Fund	Fee and commission income		73		72
	Gains on financial instruments at fair value through profit or loss		—		314
	Losses on financial instruments at fair value through profit or loss		89		—
KB-GeneN Medical Venture Fund No.1	Fee and commission income		44		32
KB-BridgePole Venture Investment Fund	Fee and commission income		67		50
KB-Kyobo New Mobility Power Fund	Fee and commission income		39		29
KB Co-Investment Private Equity Fund No.1	Fee and commission income		383		101
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		584		—
KB-FT 1st Green Growth Invetment Fund	Fee and commission income		67		—
	Interest expense		1		—
KB-SUSUNG 1st Inverstment Fund	Fee and commission income		31		—
Others
Retirement pension	Fee and commission income		775		684
	Interest expense		17		8

*	Excluded from the Group’s related party as of June 30, 2023.

Meanwhile, the Group purchased installment financial assets, etc. from KG Capital Co., Ltd. amounting to ~~W~~ 373,044 million and ~~W~~ 319,047 million for the six-month periods ended June 30, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		June 30, 2023		December 31, 2022
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,285	~~W~~	1,306
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		36		38
	Deposits		1,747		27,889
	Provisions		1		2
	Insurance contract liabilities		3		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		33,468		32,948
	Loans measured at amortized cost (gross amount)		87,860		95,211
	Allowances for credit losses		42		12
	Other assets		567		615
	Deposits		68,560		48,639
	Provisions		45		18
	Insurance contract liabilities		169		89
	Other liabilities		226		446
Jungdo Co., Ltd.	Deposits		4		4
Dae-A Leisure Co., Ltd.	Deposits		149		154
Aju Good Technology Venture Fund	Deposits		7,023		7,222
	Other liabilities		1		73
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,439		149,294
	Allowances for credit losses		1		1
	Property and equipment		8,033		9,915
	Other assets		8,670		8,591
	Insurance contract liabilities		112		46
	Other liabilities		11,532		14,227
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		462		1,526
	Other liabilities		—		1
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		220		221
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		1,861		2,017
RAND Bio Science Co., Ltd.	Deposits		8		3
	Loans measured at amortized cost (gross amount)		1		—
KG Capital Co., Ltd. *	Loans measured at amortized cost (gross amount)		—		40,040
	Allowances for credit losses		—		55
	Other assets		—		63
	Deposits		—		10
	Insurance contract liabilities		—		14
	Other liabilities		—		5

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2023		December 31, 2022
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	721	~~W~~	696
	Loans measured at amortized cost (gross amount)		2,212		3,345
	Allowances for credit losses		2		4
	Other assets		6		4
	Deposits		907		664
	Insurance contract liabilities		3		8
	Other liabilities		—		1
POSCO-KB Shipbuilding Fund	Other assets		760		177
Paycoms Co., Ltd.	Financial assets at fair value through profit or loss		1,250		1,172
	Deposits		1		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		12		18
	Deposits		16		19
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		56		317
Iwon Alloy Co., Ltd.	Deposits		—		1
	Insurance contract liabilities		—		1
Computerlife Co., Ltd.	Deposits		—		3
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		6,572		6,384
	Other liabilities		81		36
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		20		17
Wyatt Corp.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		1
	Insurance contract liabilities		15		75
Skydigital Inc.	Deposits		25		10
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		9,414		10,470
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		7,450		7,450
	Loans measured at amortized cost (gross amount)		15		17
	Deposits		11,156		17,534
	Other liabilities		54		91
UPRISE, Inc.	Financial assets at fair value through profit or loss		5,676		5,248
	Deposits		—		27
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2023		December 31, 2022
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	2,000	~~W~~	2,000
	Loans measured at amortized cost (gross amount)		3		7
	Deposits		33		37
Channel Corporation	Financial assets at fair value through profit or loss		16,093		18,099
	Deposits		—		3,000
	Other liabilities		—		21
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,136		2,959
	Deposits		2,239		2,263
	Other liabilities		59		29
KB No.22 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,186		1,972
	Deposits		1,877		1,948
KB No.23 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,218		2,971
	Deposits		2,112		2,205
	Other liabilities		54		22
KB No.24 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		7,475		6,975
	Deposits		9,967		9,983
	Other liabilities		1		1
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,030		—
	Deposits		1,599		—
	Other liabilities		12		—
KB No.26 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		995		—
	Deposits		1,974		—
	Other liabilities		7		—
COSES GT Co., Ltd.	Financial assets at fair value through profit or loss		—		4,930
	Loans measured at amortized cost (gross amount)		503		506
	Allowances for credit losses		5		4
	Other assets		2		2
	Deposits		198		1,213
CWhy Inc.	Insurance contract liabilities		1		—
Bomapp Inc. *	Deposits		—		1
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		7,000		7,000
KB-Solidus Global Healthcare Fund	Other assets		158		350

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2023		December 31, 2022
Bioprotect Ltd.	Financial assets at fair value through profit or loss	~~W~~	4,555	~~W~~	3,802
Gomi corporation Inc.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		2,212		2,234
	Allowances for credit losses		38		17
	Other assets		5		5
	Deposits		9		915
	Other liabilities		1		1
SO-MYUNG RECYCLING Co., Ltd.	Insurance contract liabilities		1		—
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
	Deposits		79		—
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		7		10
	Deposits		3,821		6,419
	Other liabilities		9		—
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		2,203		2,133
4N Inc.	Financial assets at fair value through profit or loss		200		200
	Deposits		2		5
Xenohelix Co., Ltd	Financial assets at fair value through profit or loss		2,100		2,100
Contents First Inc.	Financial assets at fair value through profit or loss		7,277		7,277
	Loans measured at amortized cost (gross amount)		10,002		10,017
	Allowances for credit losses		5		1
	Other assets		1		2
	Deposits		1,203		5,010
	Other liabilities		7		21
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		16,724		17,471
	Other assets		215		470
2020 KB Fintech Renaissance Fund	Other assets		37		37
OKXE Inc.	Financial assets at fair value through profit or loss		800		800

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2023		December 31, 2022
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	15	~~W~~	15
	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		93		623
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		34		13
	Financial assets at fair value through profit or loss		5,000		5,000
	Deposits		5,292		6,033
	Other liabilities		4		18
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		8		4
	Financial assets at fair value through profit or loss		7,000		5,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		600		6
	Deposits		139		17
	Allowances for credit losses		6		—
	Other assets		1		—
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		300		300
	Allowances for credit losses		5		2
	Deposits		5		1
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		1,236		2,788
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss		5,000		5,000
	Loans measured at amortized cost (gross amount)		15		15
	Deposits		629		254
Kukka Co., Ltd.	Financial assets at fair value through profit or loss		2,490		2,490
	Deposits		5		—
ZIPDOC Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		350		915
TeamSparta Inc.	Financial assets at fair value through profit or loss		4,001		4,001
	Deposits		9,819		12,502
	Provisions		1		—
	Other liabilities		37		6

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2023		December 31, 2022
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	2,000	~~W~~	2,000
	Deposits		58		86
	Insurance contract liabilities		1		—
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		12,261		12,000
	Loans measured at amortized cost (gross amount)		46		52
	Allowances for credit losses		8		—
	Provisions		10		2
	Deposits		9,575		10,370
	Insurance contract liabilities		1		2
	Other liabilities		24		28
Nextrade Co., Ltd.	Deposits		56,205		56,202
	Other liabilities		1,707		263
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)		99		—
	Deposits		80,000		30,000
	Other liabilities		230		76
Taeyoungjungkong Co.,Ltd.	Loans measured at amortized cost (gross amount)		48		—
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss		1,499		1,499
Gushcloud Talent Agency	Financial assets at fair value through profit or loss		4,314		4,165
Grinergy	Loans measured at amortized cost (gross amount)		1		—
	Financial assets at fair value through profit or loss		4,178		2,500
	Provisions		1		—
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
FineKB Private Equity Fund No.1	Other assets		124		160
Paramark KB Fund No.1	Other liabilities		67		34
December & Company Inc.	Deposits		1		1
	Insurance contract liabilities		103		9
KB Social Impact Investment Fund	Other assets		128		436
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		3,200		3,200
	Insurance contract liabilities		—		3
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss		1,000		1,000
	Deposits		15		—
Hibiscus Fund LP	Financial assets at fair value through profit or loss		8,506		10,221
	Other liabilities		2		257

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2023		December 31, 2022
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss	~~W~~	2,130	~~W~~	2,753
	Other assets		81		—
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		93		77
KB Co-Investment Private Equity Fund No.1	Other assets		196		191
Spoon Radio Inc.	Financial assets at fair value through profit or loss		20,413		—
Neuroptika Inc.	Financial assets at fair value through profit or loss		5,879		—
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits		949		—
Glenwood Credit Private Equity Fund No.2	Deposits		662		—
KBFT Green Growth No.1 New Technology Business Investment Association	Deposits		700		—
	Other liabilities		1		—
Key management personnel
Key management personnel	Loans measured at amortized cost (gross amount)		6,512		6,299
	Allowances for credit losses		4		3
	Other assets		6		7
	Deposits		17,627		17,618
	Provisions		3		1
	Insurance contract liabilities		3,003		2,374
	Other liabilities		467		387
Others
Retirement pension	Other assets		780		778
	Other liabilities		11		10,141

*	Excluded from the Group’s related party as of June 30, 2023, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	38	~~W~~	36	~~W~~	(38)	~~W~~	36
Incheon Bridge Co., Ltd.		128,159		530		(7,361)		121,328
Star-Lord General Investors Private Real Estate Investment Company No.10		149,294		145		—		149,439
KB Cape No.1 Private Equity Fund		2,017		—		(156)		1,861
RAND Bio Science Co., Ltd.		—		1		—		1
KG Capital Co., Ltd. *		40,040		—		(40,040)		—
Food Factory Co., Ltd.		4,041		434		(1,542)		2,933
Paycoms Co., Ltd.		1,172		78		—		1,250
Big Dipper Co., Ltd.		18		12		(18)		12
RMGP Bio-Pharma Investment Fund, L.P.		6,384		188		—		6,572
RMGP Bio-Pharma Investment, L.P.		17		3		—		20
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		10,470		—		(1,056)		9,414
UPRISE, Inc.		5,248		428		—		5,676
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,007		3		(7)		2,003
KB No.21 Special Purpose Acquisition Company		2,959		177		—		3,136
KB No.22 Special Purpose Acquisition Company		1,972		214		—		2,186
KB No.23 Special Purpose Acquisition Company		2,971		247		—		3,218
KB No.24 Special Purpose Acquisition Company		6,975		500		—		7,475
KB No.25 Special Purpose Acquisition Company		—		2,030		—		2,030
KB No.26 Special Purpose Acquisition Company		—		995		—		995
COSES GT Co., Ltd.		5,436		3		(4,936)		503
Channel Corporation		18,099		—		(2,006)		16,093
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,802		753		—		4,555
Gomi corporation Inc.		6,234		12		(34)		6,212
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		4,010		7		(10)		4,007
Bluepointpartners Inc.		2,133		70		—		2,203
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		17,294		—		(15)		17,279
KB-MDI Centauri Fund LP		17,471		—		(747)		16,724
OKXE Inc.		800		—		—		800

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Checkmate Therapeutics Inc.	~~W~~	3,200	~~W~~	—	~~W~~	—	~~W~~	3,200
Mantisco Co., Ltd.		3,015		15		(15)		3,015
IMBiologics Corp.		5,004		2,008		(4)		7,008
Spark Biopharma Inc.		7,467		15		(17)		7,465
G1 Playground Co., Ltd.		1,000		—		—		1,000
Pin Therapeutics Inc.		5,013		34		(13)		5,034
Hibiscus Fund LP		10,221		—		(1,715)		8,506
SuperNGine Co., Ltd.		2,002		600		(6)		2,596
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		2,753		—		(623)		2,130
RMG-KB BP Management Ltd.		77		16		—		93
IGGYMOB Co., Ltd.		5,015		15		(15)		5,015
Turing Co., Ltd.		3,000		—		—		3,000
Kukka Co., Ltd.		2,490		—		—		2,490
ZIPDOC Inc.		2,000		—		—		2,000
Gushcloud Talent Agency		4,165		149		—		4,314
Grinergy		2,500		1,679		—		4,179
NexThera Co., Ltd.		2,000		—		—		2,000
Chabot Mobility Co., Ltd.		2,000		—		—		2,000
TeamSparta Inc.		4,001		—		—		4,001
FutureConnect Co., Ltd.		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,052		307		(52)		12,307
TMAP Mobility Co., Ltd		—		99		—		99
Taeyoungjungkong Co., Ltd.		—		55		(7)		48
Spoon Radio Co., Ltd		—		20,413		—		20,413
Neuroptika Inc.		—		5,879		—		5,879
Key management personnel		6,299		1,930		(1,717)		6,512

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	119	~~W~~	(36)	~~W~~	119
Incheon Bridge Co., Ltd.		151,489		13		(11,746)		139,756
Star-Lord General Investors Private Real Estate Investment Company No.10		—		150,000		(851)		149,149
KB Star Office Private Real Estate Master Fund No.1 *		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		1,591		314		—		1,905
RAND Bio Science Co., Ltd.		1		1		(1)		1
KG Capital Co., Ltd. *		40,074		28		(74)		40,028
Food Factory Co., Ltd.		4,216		1,527		(1,552)		4,191
Paycoms Co., Ltd.		1,269		64		—		1,333
Big Dipper Co., Ltd.		17		13		(17)		13
RMGP Bio-Pharma Investment Fund, L.P.		5,423		839		—		6,262
RMGP Bio-Pharma Investment, L.P.		14		4		—		18
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,090		845		—		9,935
UPRISE, Inc.		1,250		3,998		—		5,248
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,006		13		(6)		2,013
KB No.17 Special Purpose Acquisition Company *		1,301		—		(1,301)		—
KB No.18 Special Purpose Acquisition Company *		3,881		—		(3,881)		—
KB No.19 Special Purpose Acquisition Company *		2,091		—		(1,092)		999
KB No.20 Special Purpose Acquisition Company *		3,135		298		—		3,433
KB No.21 Special Purpose Acquisition Company		—		3,144		—		3,144
KB No.22 Special Purpose Acquisition Company		—		990		—		990
COSES GT Co., Ltd.		5,445		8		(15)		5,438
Bomapp Inc. *		19		—		(19)		—
Channel Corporation		14,551		—		—		14,551
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,557		322		—		3,879
Gomi corporation Inc.		4,733		1,536		(33)		6,236
Copin Communications, Inc. *		4,801		—		(4,801)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Go2joy Co., Ltd.	~~W~~	1,200	~~W~~	—	~~W~~	—	~~W~~	1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		—		—		2,000
Bluepointpartners Inc.		2,278		—		(118)		2,160
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		7,277		—		—		7,277
KB-MDI Centauri Fund LP		9,633		7,796		—		17,429
SwatchOn Inc. *		3,418		68		(3,418)		68
OKXE Inc.		800		—		—		800
GENINUS Inc.		5,872		28		(339)		5,561
Checkmate Therapeutics Inc.		2,200		—		—		2,200
Mantisco Co., Ltd.		3,001		7		(1)		3,007
IMBiologics Corp.		5,004		4		(4)		5,004
Spark Biopharma Inc.		4,967		2,527		(17)		7,477
G1 Playground Co., Ltd.		1,000		—		—		1,000
Pin Therapeutics Inc.		3,000		2,008		—		5,008
Hibiscus Fund LP		4,731		5,806		—		10,537
SuperNGine Co., Ltd.		1,998		4		(2)		2,000
Desilo Inc.		3,469		—		(1)		3,468
RMG-KB BioAccess Fund L.P.		353		640		—		993
RMG-KB BP Management Ltd.		7		17		—		24
IGGYMOB Co., Ltd		5,006		15		(6)		5,015
Turing Co., Ltd.		3,000		—		—		3,000
Kukka Co., Ltd.		—		2,490		—		2,490
ZIPDOC Inc.		—		2,000		—		2,000
Gushcloud Talent Agency		—		4,249		—		4,249
Grinergy		—		2,501		—		2,501
NexThera Co., Ltd.		—		2,000		—		2,000
Chabot Mobility Co., Ltd.		—		2,000		—		2,000
TeamSparta Inc.		—		4,001		—		4,001
FutureConnect Co., Ltd.		—		1,499		—		1,499
Wemade Connect Co., Ltd.		—		12,000		—		12,000
Key management personnel		4,591		2,804		(1,708)		5,687

*	Excluded from the Group’s related party as of June 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.4 Details of significant borrowing transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	27,889	~~W~~	—	~~W~~	—	~~W~~	(26,142)	~~W~~	1,747
Incheon Bridge Co., Ltd.		48,639		25,100		(28,000)		22,821		68,560
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		154		—		—		(5)		149
Iwon Alloy Co., Ltd.		1		—		—		(1)		—
Computerlife Co., Ltd.		3		—		—		(3)		—
Skydigital Inc.		10		—		—		15		25
Aju Good Technology Venture Fund		7,222		1,323		(7,900)		6,378		7,023
KB-KDBC Pre-IPO New Technology Business Investment Fund		317		—		—		(261)		56
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,526		—		—		(1,064)		462
WJ Private Equity Fund No.1		221		—		—		(1)		220
KG Capital Co., Ltd. [2]		10		—		—		(10)		—
KB No.21 Special Purpose Acquisition Company		2,263		—		—		(24)		2,239
KB No.22 Special Purpose Acquisition Company		1,948		—		—		(71)		1,877
KB No.23 Special Purpose Acquisition Company		2,205		—		(100)		7		2,112
KB No.24 Special Purpose Acquisition Company		9,983		—		—		(16)		9,967
KB No.25 Special Purpose Acquisition Company		—		1,500		—		99		1,599
KB No.26 Special Purpose Acquisition Company		—		1,670		—		304		1,974
RAND Bio Science Co., Ltd.		3		—		—		5		8
Food Factory Co., Ltd.		664		—		—		243		907
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		19		—		—		(3)		16
Wyatt Corp.		1		—		—		—		1
UPRISE, Inc.		27		—		—		(27)		—
CellinCells Co., Ltd.		37		—		—		(4)		33

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.4 Details of significant borrowing transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
COSES GT Co., Ltd.	~~W~~	1,213	~~W~~	—	~~W~~	—	~~W~~	(1,015)	~~W~~	198
Gomi corporation Inc.		915		—		—		(906)		9
S&E Bio Co., Ltd.		6,419		2,500		—		(5,098)		3,821
4N Inc.		5		—		—		(3)		2
Contents First Inc.		5,010		5,000		(8,000)		(807)		1,203
December & Company Inc.		1		—		—		—		1
Mantisco Co., Ltd.		623		—		—		(530)		93
Pin Therapeutics Inc.		6,033		7,217		(9,801)		1,843		5,292
Spark Biopharma Inc.		17,534		9,612		(16,675)		685		11,156
G1 Playground Co., Ltd.		—		—		—		15		15
SuperNGine Co., Ltd.		17		—		—		122		139
Desilo Inc.		1		1		—		3		5
Turing Co., Ltd.		2,788		—		—		(1,552)		1,236
IGGYMOB Co., Ltd.		254		—		—		375		629
TMAP Mobility Co., Ltd.		30,000		30,000		(30,000)		50,000		80,000
Nextrade Co., Ltd.		56,202		—		—		3		56,205
Kukka Co., Ltd.		—		—		—		5		5
ZIPDOC Inc.		915		—		—		(565)		350
TeamSparta Inc.		12,502		5,000		(5,000)		(2,683)		9,819
Chabot Mobility Co., Ltd.		86		—		—		(28)		58
Wemade Connect Co., Ltd.		10,370		18,000		(17,217)		(1,578)		9,575
Channel Corporation		3,000		3,000		(6,000)		—		—
Go2joy Co., Ltd.		—		—		—		79		79
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		—		—		949		949
Glenwood Credit Private Equity Fund No.2		—		—		—		662		662
KBFT Green Growth No.1 New Technology Business Investment Association		—		700		—		—		700
Key management personnel		17,619		11,366		(9,581)		(1,776)		17,628

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.4 Details of significant borrowing transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	10,200	~~W~~	—	~~W~~	—	~~W~~	(8,723)	~~W~~	1,477
Incheon Bridge Co., Ltd.		35,487		28,000		(15,000)		7,180		55,667
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		17		—		—		140		157
Computerlife Co., Ltd.		—		—		—		1		1
Skydigital Inc.		85		—		—		(83)		2
Jo Yang Industrial Co., Ltd.		1		—		—		—		1
Aju Good Technology Venture Fund		6,286		3,059		(2,440)		(1,192)		5,713
KB-KDBC Pre-IPO New Technology Business Investment Fund		904		—		—		(402)		502
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,524		—		—		251		1,775
WJ Private Equity Fund No.1		260		—		—		—		260
KB Star Office Private Real Estate Master Fund No.1 [2]		2,578		—		—		(193)		2,385
KG Capital Co., Ltd. [2]		17		—		—		(12)		5
KB No.17 Special Purpose Acquisition Company [2]		1,687		—		(1,546)		(141)		—
KB No.18 Special Purpose Acquisition Company [2]		2,077		—		(2,016)		(61)		—
KB No.19 Special Purpose Acquisition Company [2]		1,013		—		(30)		(1)		982
KB No.20 Special Purpose Acquisition Company [2]		1,681		—		—		(7)		1,674
KB No.21 Special Purpose Acquisition Company		—		—		—		2,289		2,289
KB No.22 Special Purpose Acquisition Company		—		—		—		2,196		2,196
RAND Bio Science Co., Ltd.		443		—		—		(406)		37
Food Factory Co., Ltd.		839		511		(507)		440		1,283
Acts Co., Ltd. [2]		154		—		—		(110)		44
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		—		—		—		8		8
Wyatt Corp.		1		—		—		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.4 Details of significant borrowing transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Borrowing		Repayment		Others [1]		Ending
UPRISE, Inc.	~~W~~	4,001	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,001
CellinCells Co., Ltd.		38		—		—		123		161
COSES GT Co., Ltd.		1,939		—		—		(611)		1,328
SwatchOn Inc. [2]		686		—		—		(686)		—
Gomi corporation Inc.		3,188		—		—		(1,356)		1,832
S&E Bio Co., Ltd.		263		50		—		(262)		51
KB Pre IPO Secondary Venture Fund No.1 [2]		103		—		—		(103)		—
4N Inc.		39		—		—		(33)		6
Contents First Inc.		12,650		—		(10,000)		(2,352)		298
December & Company Inc.		1		—		—		—		1
GENINUS Inc. [2]		34,415		—		—		(14,485)		19,930
Mantisco Co., Ltd.		386		—		—		(245)		141
Pin Therapeutics Inc.		—		15,000		(2,000)		390		13,390
Spark Biopharma Inc.		6,015		24,539		(12,500)		(3,412)		14,642
G1 Playground Co., Ltd.		354		—		—		(289)		65
SuperNGine Co., Ltd.		944		—		—		(585)		359
Desilo Inc.		168		—		—		(168)		—
Turing Co., Ltd.		1,054		—		—		(437)		617
IGGYMOB Co., Ltd.		2,938		—		—		(2,525)		413
Kukka Co., Ltd.		—		—		—		7		7
ZIPDOC Inc.		—		—		—		2,159		2,159
TeamSparta Inc.		—		—		—		13,799		13,799
Chabot Mobility Co., Ltd.		—		—		—		62		62
Wemade Connect Co.,Ltd.		—		1,294		—		8,217		9,511
Key management personnel		16,996		9,529		(8,090)		1,889		20,324

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of June 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.5 Details of significant investment and withdrawal transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	5,820	~~W~~	—	~~W~~	14,231
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *		—		—		—		5
KB Pre IPO Secondary Venture Fund No.1 *		—		—		—		2,625
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		—		—		1,400
KB-SJ Tourism Venture Fund		—		—		—		400
Korea Credit Bureau Co., Ltd.		—		90		—		—
KB-UTC Inno-Tech Venture Fund		—		1,800		—		—
KB-Solidus Global Healthcare Fund		—		—		—		19,630
KB Star Office Private Real Estate Master Fund No.1 *		—		—		—		681
KB SPROTT Renewable Private Equity Fund No.1		—		476		12,247		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		1,515		—		3,628
KB Bio Private Equity No.3 Ltd. *		—		—		—		7,808
December & Company Inc.		—		19,171		—		—
KB-TS Technology Venture Private Equity Fund		—		672		—		1,400
KB Brain KOSDAQ Scaleup New Technology Business Investment Fund		—		2,400		—		1,200
Aju Good Technology Venture Fund		—		7,800		—		1,200
G payment Joint Stock Company		344		—		—		262
498/7 Owners LLC *		—		—		—		166,851
KB-KTB Technology Venture Fund		—		—		5,600		—
KB-SOLIDUS Healthcare Investment Fund		—		—		9,000		—
Paramark KB Fund No.1		1,590		—		4,050		—
FineKB Private Equity Fund No.1		—		2,125		7,500		3,100
KB-GeneN Medical Venture Fund No.1		—		—		2,000		—
KB-BridgePole Venture Investment Fund		—		—		850		—
KB-Kyobo New Mobility Power Fund		—		—		3,000		—
JS Private Equity Fund No.3		—		—		1,700		—
Mirae Asset Mobility Investment Fund No.1		—		—		2,000		—
KB-FT 1st Green Growth Investment Fund 1		—		—		2,000		—
THE CHAEUL FUND NO.1		—		—		1,000		—
Star-Lord General Investors Private Real Estate Investment Company No.10		—		—		46,700		—
KB Co-Investment Private Equity Fund No.1		1,920		—		7,268		—
Glenwood Credit Private Equity Fund No.2		—		—		42,000		—
Apollo REIT PropCo LLC *		—		—		19,968		19,968
PEBBLES-MW M.C.E New Technology Investment Fund 1st		—		329		—		—
KB-NP Green ESG New Technology Venture Capital Fund		4,350		—		—		—
KB-Badgers Future Mobility ESG Fund No.1		2,754		—		—		—
Lakewood-AVES Fund No.1		2,000		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.5 Details of significant investment and withdrawal transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023		2022
	Equity investment and others	Withdrawal and others	Equity investment and others	Withdrawal and others
MW-Pyco NewWave New Technology Investment Fund 4th	2,000	—	—	—
KB No.25 Special Purpose Acquisition Company	5	—	—	—
KB No.26 Special Purpose Acquisition Company	5	—	—	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	2,000	—	—	—
KB-SUSUNG 1st Inverstment Fund	1,200	—	—	—
Friend 55 New Technology Business Investment Fund	190	—	—	—
Hahn & Company No. 4-3 Private Equity Fund	5,557	—	—	—

*	Excluded from the Group’s related party as of June 30, 2023.

34.6 Unused commitments provided to related parties as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		June 30, 2023		December 31, 2022
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		564		562
Incheon Bridge Co., Ltd	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		90		89
TeamSparta Inc.	Loan commitments in Korean won		1,000		—
KG Capital Co., Ltd. *	Unused lines of credit for credit card		125		110
Food Factory Co., Ltd.	Unused lines of credit for credit card		50		52
KB No.23 Special Purpose Acquisition Company	Unused lines of credit for credit card		12		12
CellinCells Co., Ltd.	Unused lines of credit for credit card		21		17
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		25
Big Dipper Co., Ltd.	Unused lines of credit for credit card		33		27
Gomi corporation Inc.	Unused lines of credit for credit card		38		16
COSES GT Co., Ltd.	Unused lines of credit for credit card		27		24
Spark Biopharma Inc.	Unused lines of credit for credit card		35		33
Mantisco Co., Ltd.	Unused lines of credit for credit card		15		15
IMBiologics Corp.	Unused lines of credit for credit card		15		18
SuperNGine Co., Ltd.	Unused lines of credit for credit card		40		14
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		35		35
Pin Therapeutics Inc.	Unused lines of credit for credit card		16		37
Grinergy	Unused lines of credit for credit card		9		10
S&E Bio Co., Ltd.	Unused lines of credit for credit card		43		40

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.6 Unused commitments provided to related parties as of June 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		June 30, 2023		December 31, 2022
Wemade Connect Co., Ltd.	Unused lines of credit for credit card	~~W~~	154	~~W~~	148
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		717		—
Contents First Inc.	Unused lines of credit for credit card		50		—
KB-TS Technology Venture Private Equity Fund	Purchase of securities		110		110
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		5,140		5,140
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		864		864
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		15,288		15,288
All Together Korea Fund No.2	Purchase of securities		990,000		990,000
KB-KTB Technology Venture Fund	Purchase of securities		12,614		11,200
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		70,200		70,200
KB Co-Investment Private Equity Fund No.1	Purchase of securities		13,524		15,732
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		40,109		42,863
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		36,300		40,650
FineKB Private Equity Fund No.1	Purchase of securities		9,125		9,125
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		13,534		17,832
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		2,000		3,000
Hahn & Company No. 4-3 Private Equity Fund	Purchase of securities		46,527		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	3,868,166	USD	4,094,487
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	10,424	USD	10,731
KB-MDI Centauri Fund LP	Purchase of securities	USD	1,447,518	USD	1,744,518
Hibiscus Fund LP	Purchase of securities	MYR	16,666,667	MYR	16,666,667
RMG-KB BP Management Ltd.	Purchase of securities	USD	694,196	USD	699,733
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	27,211,854	USD	27,428,899
Key management personnel	Loan commitments in Korean won		2,991		2,354

*	Excluded from the Group’s related party as of June 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.7 Details of compensation to key management personnel for the six-month periods ended June 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	4,151	~~W~~	512	~~W~~	2,753	~~W~~	7,416
Registered directors (non-executive)		536		—		—		536
Non-registered directors		8,840		347		5,636		14,823

	~~W~~	13,527	~~W~~	859	~~W~~	8,389	~~W~~	22,775

(In millions of Korean won)	2022
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	4,373	~~W~~	457	~~W~~	2,074	~~W~~	6,904
Registered directors (non-executive)		542		—		—		542
Non-registered directors		7,844		258		4,545		12,647

	~~W~~	12,759	~~W~~	715	~~W~~	6,619	~~W~~	20,093

34.8 Details of collateral provided by related parties as of June 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	Assets held as collateral	June 30, 2023		December 31, 2022
Key management personnel	Time deposits and others	~~W~~	797	~~W~~	457
	Real estate		8,839		7,483

As of June 30, 2023, Incheon Bridge Co., Ltd. a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

35. Events after the reporting period

According to the resolution of the Board of Directors on July 25, 2023, the interim dividends per share of ~~W~~ 510 (total dividends: ~~W~~ 195,966 million) with dividend record date of June 30, 2023 were paid on August 8, 2023. The Group’s consolidated financial statements as of June 30, 2023, do not reflect this dividends payable.

In accordance with the resolution of the Board of Directors on July 25, 2023, the Parent Company plans to acquire and retire 6,295,907 shares (~~W~~ 300,000 million) of treasury stocks on the market by July 31, 2024. However, the above number of stocks were computed based on the closing price (~~W~~ 47,650) as of July 24, 2023, the day before the Board of Directors meeting; as such, the final number of treasury stocks to be retired may change according to stock price.